Form 10-K, Exhibit 13
period 2000-04-01
SHOPSMITH INC
filed 2000-06-27
CIK 89925

                                                                    Exhibit 13.1


                             [SHOPSMITH, INC. LOGO]




                                 SHOPSMITH, INC.

                          ANNUAL REPORT TO SHAREHOLDERS

                               FOR THE YEAR ENDED

                                  APRIL 1, 2000

Shopsmith, Inc. 2000 Annual Report


                         SHOPSMITH INC. AND SUBSIDIARIES

Financial Highlights:
                                                                      Fiscal Years Ended
                                                         -----------------------------------------------
                                                            April 1,         April 3,         April 4,
                                                              2000             1999             1998
                                                              ----             ----             ----
Results of Operations:
   Net sales                                             $ 19,554,170     $ 17,575,601      $ 18,798,771
   Income (loss) before income taxes                         (981,689)        (761,069)        1,552,239
   Income tax (expense) benefit                               302,000           48,000           120,000
   Net income (loss)                                         (679,689)        (713,069)        1,672,239

Per Common Share:
   Shareholders' equity                                        $ 1.43           $ 1.69            $ 1.97
   Dividends                                                        -                -                 -
   Diluted net income per share                                 (0.26)         $ (0.27)           $ 0.61

Financial position:
   Working capital                                        $ 2,347,804      $ 3,150,297       $ 4,037,133
   Total assets                                             9,553,360       10,024,632         8,076,565
   Shareholders' equity                                     3,713,076        4,392,765         5,168,427
   Current ratio                                                 1.73             2.12              2.39
   Total debt to equity ratio                                    1.57             1.28              0.56
   Common shares outstanding                                2,605,233        2,605,233         2,624,375


                                    Contents

               Letter to Shareholders                                    3
               Reporting Responsibility                                  4
               Report of Independent Auditors                            5
               Consolidated Financial Statements                         6
               Notes to Consolidated Financial Statements               11
               Management's Discussion and Analysis                     19
               Selected Financial Data                                  21
               Shareholders' Information                                22
               Directors and Officers                                   23

                                Corporate Profile

Headquartered in Dayton, Ohio, Shopsmith, Inc. is recognized as a leader in the production and marketing of quality woodworking tools. The Company distributes these tools and other woodworking products directly to consumers through demonstration, mail selling and Internet channels. The name "Shopsmith" is a registered trademark that the Company applies to the majority of the products it produces. The Company's common shares are traded in the over-the-counter market.

Shopsmith, Inc. 2000 Annual Report




To our Shareholders

This year was one in which the focus was to restore our core Mark V demonstration efforts and accessory business. While much was achieved with increases in sales in most operating channels, our additional efforts fell short of earning a net profit in fiscal 2000. Our Company experienced a net loss of $680,000 or $.26 per diluted share in the current year compared to a loss of $713,000 or $.27 per diluted share in 1999.

Sales grew by 11% to $19,554,000 or $1,979,000 more than last year reflecting our efforts to expand the core business. This increase was achieved despite the early fiscal 2000 decision to suspend sales of the Crafter's Station product line that generated $1,680,000 of sales in the previous year. Unit sales of our core product, the Mark V, rose by 21.5% over last year when compared to last year's 24.6% decline from two years ago. The new upgrade fence system introduced last year has been well received by existing owners and new customers alike. Our demonstration sales channel and traveling academies experienced sizable gains as did our catalog and mail sales. Moreover, Internet sales more than tripled as our site (www.shopsmith.com) contains newly designed web pages targeting new prospects for the Mark V.

Gross margins improved by over 15% to $10,610,000 from $9,176,000 a year ago primarily on the increased volume. Margin rates also improved this year as our additional sales programs achieved better returns. Net operating expenses increased to $11,384,000 or 58.2% of sales in 2000 from $9,994,000 or 56.9% of sales last year. During the year the Company increased sales recruiting and training efforts, along with expenditures to attract new customers.

The Company has continued expansion of its product education programs in 2000. The Traveling Academy program is designed to enhance woodworkers' confidence and proficiency in the use of Shopsmith equipment. It also exposes the prospect to the many other products and accessories that Shopsmith has in easy reach of all prospective customers. Shopsmith is committed to be the woodworking education leader.

A direct marketing inquiry acquisition program was re-introduced in the year to attract prospective buyers in all our corporate sales channels. We have also developed more effective invitations to our demonstration events as well as much improved local media advertising. Seasonal selling programs to existing customers have also been expanded.

We have made strong investments in gaining and servicing our customers this year and have brought to life our new positioning statement - We work hard to be your..."Lifetime Woodworking Partner."

John R. Folkerth
Chairman of the Board
Chief Executive Officer

Shopsmith, Inc. 2000 Annual Report



REPORTING RESPONSIBILITY

Shopsmith's management is responsible for the preparation and integrity of the consolidated financial statements presented in this Annual Report. These statements have been prepared in conformity with generally accepted accounting principles using the best estimates and judgments of management.

Management believes that the Company's accounting control systems provide reasonable assurance that assets are safeguarded and that financial information is reliable.

Independent public accountants are selected annually by the Board of Directors, subject to approval by shareholders, to audit the financial statements. Their audit includes a review of the internal control structure to the extent they considered necessary and selective tests of transactions to support their report, which follows.

The Audit Committee, comprised of outside directors, meets regularly with management and at least annually with the independent public accountants to review financial reporting, internal accounting controls, and audit results.

Mark A. May,
Vice President of Finance
Chief Financial Officer





John R. Folkerth,
Chairman of the Board
Chief Executive Officer

Shopsmith, Inc. 2000 Annual Report


                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Shopsmith, Inc.
Dayton, Ohio

We have audited the accompanying consolidated balance sheets of Shopsmith, Inc. and Subsidiaries as of April 1, 2000 and April 3, 1999 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years ended April 1, 2000, April 3, 1999 and April 4, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shopsmith, Inc. and Subsidiaries as of April 1, 2000 and April 3, 1999 and the consolidated results of its operations and its cash flows for the years ended April 1, 2000, April 3, 1999, and April 4, 1998, in conformity with generally accepted accounting principles.

                                             /s/Crowe, Chizek and Company LLP

                                                Crowe, Chizek and Company LLP

Columbus, Ohio
June 7, 2000

Shopsmith, Inc. 2000 Annual Report


                                  SHOPSMITH INC. AND SUBSIDIARIES
                              CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               Fiscal Years Ended
                                                  --------------------------------------------------
                                                    April 1,            April 3,           April 4,
                                                      2000                1999               1998
                                                      ----                ----               ----
Net sales                                         $ 19,554,170        $ 17,575,601      $ 18,798,771
Cost of products sold                                8,944,137           8,399,868         8,394,401
                                                  ------------        ------------      ------------
Gross margin                                        10,610,033           9,175,733        10,404,370

Selling expenses                                     9,216,909           7,962,068         6,615,118
Administrative expenses                              2,167,893           2,031,973         2,452,926
                                                  ------------        ------------      ------------
  Total operating expenses                          11,384,802           9,994,041         9,068,044

Income (loss) from operations                         (774,769)           (818,308)        1,336,326

Interest income                                         48,450             102,991           125,722

Interest expense                                      (271,073)            (68,367)             (150)

Other income, net                                       15,703              22,615            90,341
                                                  ------------        ------------      ------------

Income (loss) before income taxes                     (981,689)           (761,069)        1,552,239

Income tax benefit (Note 7)                            302,000              48,000           120,000
                                                  ------------        ------------      ------------

Net income (loss)                                 $   (679,689)       $   (713,069)     $  1,672,239
                                                  =============       ============      ============

Net income (loss) per common share (Note 9):

 Basic                                                 $ (0.26)            $ (0.27)          $ 0.63
                                                  =============       ============      ============

 Diluted                                               $ (0.26)            $ (0.27)          $ 0.61
                                                  =============       ============      ============

                 See notes to consolidated financial statements.

Shopsmith, Inc. 2000 Annual Report




                         SHOPSMITH INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                                 April 1,         April 3,
                                                                   2000             1999
                                                                   ----             ----

 ASSETS (Notes 1 and 3)
 ---------------------------------------------
Current Assets:
 Cash and equivalents (Note 2)                                 $ 1,301,387      $ 1,005,371
 Restricted cash (Note 2)                                          104,970          101,249
 Short-term investments (Note 2)                                       -            989,122
 Accounts receivable:
  Trade, less allowance for doubtful accounts:
    $646,756 in 2000 and $450,677 in 1999                          622,887          758,548
 Inventories (Note 2):
    Finished products                                            1,164,350        1,268,357
    Raw materials and work in process                            1,358,835        1,142,551
                                                               -----------      -----------
           Total inventories                                     2,523,185        2,410,908
 Deferred income taxes (Note 7)                                    569,000          475,000
 Prepaid expenses                                                  426,214          225,157
                                                               -----------      -----------
           Total current assets                                  5,547,643        5,965,355
                                                               -----------      -----------

Properties (Notes 2 and 10):
 Land, building and improvements                                 3,161,199        3,151,407
 Machinery, equipment and tooling                                6,568,403        6,505,258
                                                               -----------      -----------
            Total cost                                           9,729,602        9,656,665
 Less accumulated depreciation and
  amortization                                                   6,501,718        6,200,696
                                                               -----------      -----------
             Net properties                                      3,227,884        3,455,969
                                                               -----------      -----------

Deferred income taxes (Note 7)                                     757,000          584,000
                                                               -----------      -----------

Other assets                                                        20,833           19,308
                                                               -----------      -----------

Total assets                                                   $ 9,553,360      $10,024,632
                                                               ===========      ===========

                                    Continued


                               SHOPSMITH INC. AND SUBSIDIARIES
                                 CONSOLIDATED BALANCE SHEETS


                                                                   April 1,        April 3,
                                                                     2000            1999
                                                                     ----            ----
            LIABILITIES AND SHAREHOLDERS' EQUITY
            ------------------------------------
Current Liabilities:
 Accounts payable                                                $ 1,469,298      $ 1,342,957
 Current portion of long-term debt and
    capital lease obligation (Note 10)                               189,038           81,219
 Customer advances                                                    26,863           25,788
 Accrued liabilities:
  Compensation, employee benefits and
    payroll taxes                                                    372,235          377,453
  Sales taxes payable                                                193,162          187,020
  Accrued recourse liability                                         390,369          333,265
  Accrued expenses                                                   298,717          309,000
  Other                                                              260,157          158,356
                                                                 -----------     ------------
           Total current liabilities                               3,199,839        2,815,058

Long-term debt and capital lease obligation (Note 10)              2,640,445        2,816,809
                                                                 -----------     ------------
           Total liabilities                                       5,840,284        5,631,867
                                                                 -----------     ------------

Contingencies (Note 11)

Shareholders' Equity (Notes 6 and 8):
 Preferred shares- without par value;
  authorized 500,000; none issued
Common shares- without par value;
 authorized 5,000,000; shares issued and
 outstanding 2,605,233                                             2,806,482        2,806,482
Retained earnings                                                    906,594        1,586,283
                                                                 -----------     ------------
             Total shareholders' equity                            3,713,076        4,392,765
                                                                 -----------     ------------

Total Liabilities and Shareholders' Equity                       $ 9,553,360     $ 10,024,632
                                                                 ===========     ============

       See notes to consolidated financial statements.

Shopsmith, Inc. 2000 Annual Report


                         SHOPSMITH INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                          Common Shares               Retained
                                                     Number          Amount           Earnings          Total
                                                    ---------       ----------        ---------      ----------

Balance April 5, 1997                               2,663,675       $2,993,633        $  627,113      $3,620,746

 Net income for fiscal 1998                                                            1,672,239       1,672,239
 Common shares issued
  under employee stock
  purchase plan (Note 6)                                  700            1,672                             1,672
 Stock options exercised (Note 6)                      22,000           42,020                            42,020
 Common shares repurchased (Note 6)                   (62,000)        (168,250)             -           (168,250)
                                                    ---------       ----------        ----------     -----------

Balance April 4, 1998                               2,624,375        2,869,075         2,299,352       5,168,427

 Net loss for fiscal 1999                                                               (713,069)       (713,069)
 Stock options exercised (Note 6)                       6,858            4,594                             4,594
 Common shares repurchased (Note 6)                   (26,000)         (67,187)              -           (67,187)
                                                    ---------       ----------        -----------    -----------

Balance April 3, 1999                               2,605,233        2,806,482         1,586,283       4,392,765

 Net loss for fiscal 2000                                   -                -          (679,689)       (679,689)
                                                    ---------       ----------        -----------    -----------

Balance April 1, 2000                               2,605,233       $2,806,482        $  906,594      $3,713,076
                                                    =========       ==========        ===========    ===========

                 See notes to consolidated financial statements.

Shopsmith, Inc. 2000 Annual Report


                         SHOPSMITH INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                       Fiscal Years Ended
                                                             ------------------------------------------
                                                                April 1,       April 3,       April 4,
                                                                  2000           1999           1998
                                                                  ----           ----           ----
Cash flows from operating activities:
 Net income (loss)                                             $  (679,689)   $  (713,069)    $ 1,672,239
  Adjustments to reconcile net income (loss) to
   cash provided from operating activities:
    Depreciation and amortization                                  301,022        214,165         206,437
    Provision for doubtful accounts                                383,262        191,749         229,858
    (Gain) loss on disposal of properties                                -         51,109               -
    Deferred income taxes                                         (267,000)       (48,000)       (140,000)
    Cash provided from (required for) changes
     in assets and liabilities:
      Restricted cash                                               (3,721)       163,631        (150,729)
      Accounts receivable                                         (188,500)      (260,133)       (329,174)
      Inventories                                                 (112,277)      (109,118)       (633,732)
      Other assets                                                (202,582)        81,289           6,306
      Accounts payable and customer advances                       127,416         49,344          81,200
      Other current liabilities                                     90,445       (395,390)       (101,137)
                                                               -----------    -----------      ----------
Cash provided from (used in) operating activities                 (551,624)      (774,423)        841,268
                                                               -----------    -----------      ----------

Cash flows from investing activities:
 Maturity of short-term investments                                989,122      2,913,679       3,750,000
 Purchase of short-term investments                                      -     (1,051,446)     (5,087,958)
 Property additions                                                (72,937)      (336,404)       (168,956)
 Proceeds from sale of property                                          -         16,111               -
                                                               -----------    -----------      ----------
Cash provided from (used in) investing activities                  916,185      1,541,940      (1,506,914)
                                                               -----------    -----------      ----------

Cash flows from financing activities:

 Common shares issued                                                  -            4,594          43,692
 Common shares repurchased                                             -          (67,187)       (168,250)
 Payments on long-term debt and capital lease obligation           (68,545)       (16,222)              -
                                                               -----------    -----------      ----------
Cash provided from (used in) financing activities                  (68,545)       (78,815)       (124,558)
                                                               -----------    -----------      ----------

Net increase (decrease) in cash                                    296,016        688,702        (790,204)

Cash:
  At beginning of year                                           1,005,371        316,669       1,106,873
                                                               -----------    -----------      ----------
  At end of year                                               $ 1,301,387    $ 1,005,371      $  316,669
                                                               ===========    ===========      ==========

                 See notes to consolidated financial statements.

Shopsmith, Inc. 2000 Annual Report


                        SHOPSMITH, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION

The Company's sole business activity is the marketing and sales of quality woodworking products in the United States through demonstration, telephone solicitation, mail-order and internet selling channels and, to a limited degree, through dealers in the United States, Canada and the United Kingdom. Shopsmith branded products account for substantially all sales. The majority of these products (as measured by dollar value) are manufactured by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the parent company and its subsidiaries, after elimination of significant intercompany balances and transactions.

STATEMENT OF CASH FLOWS

Following is supplementary information relating to the consolidated statement of cash flows:

Cash paid (refunded) for the following items:

                                             2000          1999          1998
                                             ----          ----          ----
Interest                                   $271,073      $ 68,367      $   150
Income taxes (net of refunds)               (33,478)            -       19,573

In 1999, the Company purchased its land and building for $2,900,000, of which $100,000 was paid in cash and the balance secured by a mortgage taken by the seller. Also in 1999, the Company entered into a capital lease obligation for equipment in the amount of $114,250.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents represents all checking accounts and short-term cash investments having maturities of 90 days or less. Depository transactions and disbursements are handled primarily by one local financial institution, which provides FDIC coverage of $100,000 per depositor. The Company's accounts periodically exceed FDIC limits. Approximately $105,000 and $101,000 was maintained at April 1, 2000 and April 3, 1999, respectively in an account restricted for use in funding the Company's recourse obligations should the Company be unable to do so itself through its normal operations.

SHORT-TERM INVESTMENTS

The Company determines the appropriate classification for its short-term investments, which, at April 3, 1999, consisted only of U.S. Government or Government backed debt securities of less than six months. The Company classifies investments with maturities of less than six months as held to maturity and values them at amortized cost. The fair value of those securities at April 3, 1999 approximated amortized cost. By policy of the Board of Directors, the Company's short-term investments may consist only of U.S. Government backed debt securities or corporate obligations rated not less than A1 or A+.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTIES

Properties are stated at cost. Depreciation and amortization are provided primarily using the straight-line method over estimated useful lives that range as follows:

Shopsmith, Inc. 2000 Annual Report

        Machinery, equipment and tooling         3 to 12 years

        Building                                 30  years

Maintenance and repairs are charged to expense, unless they significantly lengthen useful economic lives of the property. When an asset is retired or sold, its cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized.

INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances to deferred tax assets are provided to reflect doubtful realization of future tax benefits.

INSTALLMENT CONTRACTS

Retail installment contracts sold to financial institutions were $8.2 million in 2000, $9.2 million in 1999 and $10.0 million in 1998. Of these contracts, $ 6.5 million, $ 7.4 million and $8.6 million were sold without recourse in 2000, 1999 and 1998 respectively. At April 1, 2000 approximately $3.0 million of installment contracts sold to a financial institution with a recourse provision were still outstanding.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments below is estimated using a discounted cash flow analysis:


                                             April 1, 2000                  April 3, 1999
                                       Carrying       Estimated       Carrying       Estimated
                                         Value        Fair Value       Value         Fair Value
                                    ------------------------------------------------------------
Assets:

  Short-term investments                                             $  989,122       $  980,233
Liabilities:
  Long-term debt                      $ 2,715,233     $2,689,165     $2,783,777       $2,847,000


The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value.

PRODUCT WARRANTIES

Products are warranted against defects in material and workmanship for two years. Estimated costs are accrued for warranties presently in force.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs were not material in 2000, 1999 and 1998.

INCOME PER COMMON SHARE

Basic income per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect reduced per share amounts that would have resulted if stock options had been converted into common stock.

ENVIRONMENTAL REMEDIATION COSTS

Costs incurred to investigate and remediate contaminated sites are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

Shopsmith, Inc. 2000 Annual Report


ADVERTISING EXPENSES

The Company recognizes media expenses in the period that related demonstration events occur. Catalog expenses are charged to operations on the date of mailing. Such expenses were approximately $2.7 million, $2.4 million, and $2.3 million in 2000, 1999 and 1998 respectively.

ESTIMATES

In preparing financial statements, management must make estimates and assumptions. These estimates and assumptions affect the amounts reported for assets, liabilities, revenue and expenses, as well as affecting the disclosures provided. Future results could differ from the current estimates. Areas involving the use of management's estimates and assumptions include the allowance for doubtful accounts, inventory cost, depreciation of property and equipment, deferred income tax valuation allowances, product warranty accruals and other accrued liabilities.

FISCAL YEAR

Shopsmith's fiscal year follows a 52/53-week pattern consistent with its fiscal year for tax purposes. The years ended April 1, 2000, April 3, 1999 and April 4, 1998 were all 52-week years.

BUSINESS SEGMENTS

The Company has only one operating segment within the meaning of SFAS Number
131.

3. BANK LINE OF CREDIT

As of April 1, 2000 a revolving credit agreement provided for maximum short-term borrowing of $500,000 subject to certain limitations based upon inventory levels. Interest is charged at one-half of one percent above the bank's prime rate. No amounts were outstanding under this arrangement during fiscal 2000 and 1999. The agreement requires compliance with certain minimum net worth, working capital, financial leverage and other miscellaneous covenants and expires July 31, 2000. The Company is in compliance with all covenants at April 1,2000. Substantially all tangible assets except for land and building are pledged as collateral.

4. EMPLOYEE BENEFIT PLANS

Shopsmith maintains a defined contribution employee benefit plan covering substantially all employees. The Company matches employee contributions of up to four percent of compensation at rates of 25 or 50 percent, depending on amounts contributed by employees. The Company charged approximately $57,000, $63,000 and $45,400 to operations for 2000,1999 and 1998, respectively.

The Company provides certain health care and life insurance benefits to substantially all employees. These benefits are provided by insurance.

5. LEASES

Operating lease obligations for the next
 five fiscal years are:
  2001                  $ 130,639
  2002                    113,278
  2003                     57,115
  2004                     41,979
  2005                      7,302
                        ---------
                        $ 350,313
                        =========

Rent expense was approximately $221,000 in 2000, $487,000 in 1999 and $522,000 in 1998.

6. STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

Shopsmith, Inc. 2000 Annual Meeting


All options outstanding at the beginning of the year under the 1988 Director Option Plan and the 1984 Option Plan were cancelled or expired. No additional options may be granted under either plan.

In June 1993, the Company granted a non-qualified stock option, outside the 1988 and 1984 plans, for 20,000 shares to an employee to purchase stock at $3.00 per share. The option became exercisable in annual installments beginning one year from the date of grant and expires on June 20, 2003.

In August 1993, the Company adopted an employee stock purchase plan, which permits eligible employees and directors of Shopsmith to purchase from time to time up to 250,000 Shopsmith common shares directly from the Company without payment of brokerage fees. The purchase price of the shares purchased under the plan is the market price of the shares (based upon a five-day average closing price at the time of purchase). While no shares were purchased under the plan in 2000 and 1999, 700 shares were purchased during 1998.

In July 1995, the shareholders approved the 1995 option plan that provides for the issuance of up to 250,000 shares. Within the past three fiscal years 105,000 options were granted in 2000, none in 1999 and 36,000 options in 1998. As to the 2000 awards, grants are contingent upon the achievement of certain pre-tax income thresholds in 2001, 2002 and 2003.

In July 1997, the shareholders approved the 1997 option plan, which provides for the issuance of up to 250,000 shares pursuant to options granted under the plan. Earnings thresholds attached to 114,000 shares granted in fiscal 1998 and 1999 were not achieved. Accordingly, options covering 37,999, 33,002 and 42,999 shares were cancelled in 2000, 1999 and 1998 respectively. Options granted in 2000 for 80,000 shares include pre-tax earnings thresholds for 2001 through 2003.

In February 2000, the Company adopted The 2000 Director Stock Option Plan that permits non-employee directors to purchase up to a maximum of 72,000 common shares. Effective in fiscal 2000, options for 6,000 shares (2,000 for each non-employee director) were granted at an average option price of $.69 per share. The plan provides for annual grants of options for 2,000 shares to each non-employee director immediately following each Annual Meeting of Shareholders.

Additional information relating to certain of the plans the plans is as follows:


                                   1984 Plan                                  1988 Plan
                               2000        1999         1998             2000         1999        1998
                               ----        ----         ----             ----         ----        ----
Granted                           -           -            -                -            -           -
Cancelled                         -           -            -           37,932            -           -
Expired                       2,250           -       19,000            2,724            -           -
Available                         -           -            -                -            -       1,557
Exercised                         -           -            -                -        6,858           -
Average exercise price            -           -            -                -         0.67           -
Exercisable at year end           -       2,250        2,250                -       40,656      47,514
Outstanding at year end           -       2,250        2,250                -       40,656      47,514
Average option price      $       -   $    6.84    $    6.84        $       -    $    0.98   $    0.93

                                   1995 Plan                                 1997 Plan
                               2000        1999         1998             2000         1999        1998
                               ----        ----         ----             ----         ----        ----
Granted                     105,000           -       36,000           80,000       25,000     104,000
Cancelled                    54,000      12,000       12,000           37,999       33,002      42,999
Expired                      40,000           -            -                -            -           -
Available                    13,000      31,191       19,191          155,000      197,001     188,999
Exercised                         -           -       22,000                -            -           -
Average exercise price            -           -         1.91                -            -           -
Exercisable at year end     102,000     167,334      150,667            5,000        1,333           -
Outstanding at year end     207,000     196,000      208,000           95,000       52,999      61,001
Average option price      $    1.29   $    1.91    $    1.98        $    0.92   $     2.62   $    2.97

Except for outstanding options, the plans terminate in ten years.

In accordance with the provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company applies APB Opinion 25 and related Interpretations


                                                          2000          1999            1998
                                                          ----          ----            ----
Net income (loss)- as reported                        $ (679,689)     $(713,069)     $1,672,239
Net income (loss)- pro forma                          $ (711,689)     $(737,834)     $1,635,944
Diluted earnings (loss) per share- as reported           $ (0.26)       $ (0.27)         $ 0.61
Diluted earnings (loss) per share- pro forma             $ (0.27)       $ (0.28)         $ 0.59

Shopsmith, Inc. 2000 Annual Report


in accounting for its stock option plans and, accordingly, does not recognize compensation cost. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS 123, net income (loss) and per share amounts would have been reduced to the proforma amounts indicated in the table below.

The fair value of each options grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                           2000        1999        1998
                                           ----        ----        ----
Expected dividend yield                      0%          0%          0%
Expected stock volatility                   22%         24%         13%
Risk -free interest rate                  6.60%       5.25%       5.60%
Expected life of options                5 years     5 years     5 years


The effects of applying SFAS 123 in this proforma disclosure are not indicative of future results or amounts.

7. INCOME TAXES

The income tax benefit (provision) reflected in the consolidated statements of operations is comprised of the following:


                                                  2000         1999           1998
                                                  ----         ----           ----
Current                                         $ 35,000     $       -       $ (20,000)
Deferred                                         119,000       196,000        (533,000)
                                                --------     ---------       ---------

Provision for income taxes before
 effect of adjustment of
 valuation allowances                            154,000       196,000        (553,000)

Effect of adjustment of valuation
 allowances                                      148,000      (148,000)        673,000
                                                --------     ---------       ---------

Income tax benefit (expense)                    $302,000     $  48,000       $ 120,000
                                                ========     =========       =========

The change in the valuation allowance for each year represents the effect of the Company's reevaluation of the realizability of future tax benefits. The 1999 valuation allowance was established for unrealizable tax credits that expired in 2000.

The components of deferred tax assets and liabilities included in the balance sheet are:

                                                   2000            1999           1998
                                                   ----            ----           ----
Expenses not currently deductible                  $ 323,000       $283,000      $ 257,000
Inventory valuation                                   26,000         39,000         17,000
Allowance for doubtful accounts                      220,000        153,000        108,000
Less valuation allowance                                   -              -              -
                                                ------------     ----------    -----------
 Current                                             569,000        475,000        382,000
                                                ------------     ----------    -----------

Tax loss carryforwards                               611,000        402,000        295,000
Tax credit carryforwards                              55,000        203,000        237,000
Accumulated depreciation                               1,000          4,000        (26,000)
Alternative minimum tax payments                      90,000        123,000        123,000
Less valuation allowance                                   -       (148,000)             -
                                                ------------     ----------    -----------
  Non- current                                       757,000        584,000        629,000
                                                ------------     ----------    -----------
    Total                                        $ 1,326,000     $1,059,000    $ 1,011,000
                                                ------------     ----------    -----------

Shopsmith, Inc. 2000 Annual Report


Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recorded for financial reporting purposes and such amounts as measured by tax laws and regulations. The Company believes that it is more likely than not that these assets are realizable and represent its best estimate based on the weight of available evidence as prescribed in SFAS
109. If the Company is unable to generate sufficient income in the future through operating results, increase in the valuation allowance will be required through a charge to expense.

The Company's effective tax rate differs from the U. S. statutory rate as follows:

                                            2000          1999          1998
                                            ----          ----          ----
Federal statutory rate                      34.0%         34.0%         34.0%
                                            -----         -----         -----
Non deductible expenses
  principally meals and entertainment       (3.2%)        (4.1%)         1.6%
Change in valuation allowance               15.1%        (19.4%)       (43.3%)
Expiration of tax credits                  (15.1%)        (4.5%)         0.0%
Other, net                                  (0.1%)         0.3%          0.0%
                                           -------       -------       -------
                                            30.7%          6.3%         (7.7%)
                                           =======       =======       =======

Net operating losses and tax credits expire as follows:

                                           Net Operating        Tax
                                              Losses          Credits
                                           -------------    ---------
2004                                                        $   4,000
2005                                                           23,000
2006                                                           18,000
2007                                                           10,000
2010                                            867,000             -
2019                                            316,000             -
2020                                            614,000             -
                                             ----------     ---------
                                             $1,797,000     $  55,000
                                             ==========     =========

8. STOCK REPURCHASE

In October 1997, the Company's Board of Directors approved a plan under which the Company may repurchase up to 200,000 common shares in market and other transactions from time to time. Such transactions will be at the discretion of the Company and the plan will continue indefinitely. The Company has repurchased 88,000 shares through April 1, 2000 under this plan.

Shopsmith, Inc. 2000 Annual Report


9. EARNINGS PER SHARE

Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect reduced per share amounts that would have resulted if stock options had been converted into common stock. The following reconciles amounts reported in the financial statements:


                                                  2000            1999            1998
                                                  ----            ----            ----
  Net income (loss)                           $ (679,689)     $ (713,069)   $1,672,239
                                              ===========     ===========   ==========

 Weighted average shares                       2,605,233       2,602,947     2,658,475
 Additional dilutive shares                            -               -        93,870
                                              ----------      ----------     ---------
 Total dilutive shares                         2,605,233       2,602,947     2,752,345
                                              ==========      ==========     =========

 Basic earnings (loss) per share              $    (0.26)     $    (0.27)    $    0.63
                                              ==========      ==========     =========
 Diluted earnings (loss) per share            $    (0.26)     $    (0.27)    $    0.61
                                              ==========      ==========     =========

There were no additional dilutive shares included in the computation at April 1, 2000 and April 3, 1999 because the stock options were anti-dilutive.

10.LONG-TERM DEBT AND CAPITAL LEASE OBLIGATION

In 1999 the Company purchased the building it had been leasing. The seller financed the building purchase. The financing agreement, among other things, provided for a $100,000 down payment and a secured mortgage note for $2,800,000 at an 8.75% interest rate. The agreement requires $25,785 of monthly principal and interest payments until January 1, 2003 at which time the scheduled balance of $2,500,000 will become due and payable. The outstanding balance is $2,715,233 at April 1, 2000. Scheduled maturities are as follows:

  2001           $   74,788
  2002               81,601
  2003            2,558,844

In 1999, the Company acquired certain operating software pursuant to a capital lease agreement. The agreement is expected to be cancelled with the lessor in fiscal 2001. Accordingly, the $114,250 amount advanced has been classified as a current liability.

11. CONTINGENCIES

The Company is involved in various legal proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. Many of these matters are covered in whole or in part by insurance.

Additionally, the Company and over 500 other potentially responsible parties (PRP's) were ordered by the Environmental Protection Agency (EPA), under the federal "Superfund" legislation, to take action to secure a landfill in Huber Heights, Ohio. The extent and nature of the contamination, insurance coverage available to the Company and the participation by additional PRP's in the clean up of this site are not fully known at this time. The EPA has been focusing on the top 104 PRP's that sent over 1,000 yards of waste to the site. The Company is number 62 in the volumetric list of generators. However, there is no evidence that the Company

Shopsmith, Inc. 2000 Annual Report


sent hazardous substances to the site. It has been preliminarily estimated that the clean up of the site will cost approximately $20 million. In May 1997, the EPA extended a settlement proposal with PRP's, including the Company. The Company declined to accept the proposal.

In May 2000 the Company received a demand for indemnification with respect to the costs of environmental cleanup of a manufacturing facility occupied by a subsidiary of the Company in the early 1980s. The claimant has undertaken remediation of the property at the direction of the Missouri Department of Natural Resources. The claimant alleges (i) that investigation and remediation will cost approximately $2,700,000, (ii) that the Company is required under the terms of a 1980 agreement to indemnify for all costs, and (iii) that the Company may also be liable under CERCLA for a portion of the clean-up costs. The claimant has demanded payment of $900,000 in settlement of the claim. Under the terms of the 1980 agreement, whether the Company is required to indemnify turns on whether the subsidiary initiated or continued, following its occupancy of the premises, practices that resulted in contamination of the premises. The Company does not believe the subsidiary initiated or continued such practices.

Based on available information, the Company believes its share of the estimated costs associated with the ultimate resolution of these matters will not be material to the results of operations or the financial position of the Company.

Shopsmith, Inc. 2000 Annual Report


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
---------------------

2000-1999
---------

The Company experienced a loss of $680,000 or $.26 per diluted share for its year ended April 1, 2000 compared to a 1999 loss of $713,000 at $.27 per diluted share. Overall, sales increased to $19,554,000 or $1,979,000 and 11% more than last year's $17,576,000 amounts. Improved demonstration sales efforts together with expansion of the Internet, catalog and mail sales and traveling academies were the principal reasons for the increase in sales. Sales growth was experienced despite suspension of the Crafter's Station product line that generated $1,680,000 of sales in 1999. Unit shipments of the Company's core product, the Mark V were 21.5 % higher than a year ago.

Gross margin improved by $1,434,000 to $10,610,000 in fiscal 2000 primarily on the expanded volume. Overall margin rate improved to 54.3% of sales from 52.2 % a year ago as additional sales programs achieved better results.

Net operating expenses increased to $11,384,000 or 58.2% of sales, from $9,994,000 or 56.9% of sales last year. During the year the Company increased its sales recruiting and training efforts along with expenditures to attract new customers. In the fiscal year 1999, the Company purchased the building it was leasing. The impact of the transaction decreased operating expenses by $207,000 and increased other expenses (interest expense) by $296,000.

1999-1998
---------

A net loss of $713,000 or $.27 per diluted share was incurred on net sales of $17,576,000 for the year ended April 3, 1999 compared to net earnings of $1,672,000 or $.61 per diluted share on $18,799,000 of sales in the preceding year. Sales declines of 18% were experienced in the Company's demonstration and catalog-mail channels with unit shipments of the Company's core product, the Mark V, 24.6% lower than in 1998 following a 7.6% reduction from 1997. Sales declines in these channels of $2,873,000 were partially offset by sales in new efforts, most notable of which was the introduction of the Crafter's Station product that generated $1,680,000 of new sales in 1999. As discussed below, demonstration sales of the Crafter's Station were suspended in April 1999 though its sales continued through other channels.

Gross margin declined on the reduced 1999 sales to $9,176,000 from $10,404,000 realized in 1998. Overall margin rates declined to 52.2% of sales from 55.3% reflecting additional provisions for obsolescence and capacity related adjustments.

Selling expenses increased by $1,347,000 in part because of the costs to support efforts initiated in 1999 including a pilot franchise store, Internet catalogs and the Crafter's Station. In addition, the Company expanded its staffing and marketing functions and increased promotional expenses in an effort to reverse the downward sales trends.

In the fourth quarter of 1999, the Company abandoned its efforts to launch a franchise store concept; discontinued its attempt to sell wood turning merchandise via woodworking shows and suspended demonstration selling efforts of its Crafter's Station product line. Collectively, 11% of total sales were generated during fiscal 1999 from these efforts. A total of $153,000 was charged to operations for inventory/tooling write-downs and other termination costs. Administrative costs declined in fiscal 1999 by $421,000 mostly because of reduced incentive provisions.

1998-1997
---------

Sales increased to $18,799,000 in fiscal 1998 from $18,469,000 in fiscal 1997. Overall gross margins improved as a percentage of sales to 55.3% from 54.5% reported the previous year. This represented a $330,000 increase in gross margin or 3.3%, primarily on increased unit profitability. Selling and administrative expenses, however, increased by $667,000 mostly because of the Company's decision to continue expan-

Shopsmith, Inc. 2000 Annual Report


sion of its advertising and promotion to support demonstration sales. In 1998 net income declined to $1,672,000 at $.61 per diluted share from $1,803,000 or $.66 per diluted share in 1997.

LIQUIDITY AND CAPITAL
---------------------

Cash used in operations for the year ended April 1, 2000 totaled $552,000 compared to $774,000 a year ago. Net losses of $680,000 and $713,000 together with increases in receivable balances and inventory levels in both years together with event prepayments in 2000 and liquidation of payables in 1999 were the main reasons for cash usage. Maturing short-term investments of $989,000 and $1,862,000 were utilized in the current and past year respectively to fund the operating cash requirements.

The Company's assets include $1,326,000 of deferred tax assets at April 1, 2000. Presently the Company believes that these assets are realizable and represent the best estimate based on the weight of available evidence as prescribed in SFAS 109. Realization of these assets is dependent upon generation in the future of sufficient income to utilize the tax benefits upon which the assets are based. Management will continue to evaluate these assets and the need for valuation allowances based on near-term operating results and longer-term projections. If the Company is unable to generate sufficient operating income in the future, the valuation will have to be adjusted by means of a charge against operating results.

The current ratio was 1.73 to 1 at April 1, 2000 compared to 2.12 to 1 a year ago. The debt to equity ratio increased to 1.57 to 1 from 1.28 to 1 at the first of the year.

A revolving credit agreement provides for maximum short-term borrowing of $500,000 subject to certain limitations based on inventory levels. See note 3 to the Consolidated Financial Statements for further discussion regarding this credit facility. Management believes current and available financial resources to be sufficient to meet operating needs.

As described in footnote 11 to the consolidated financial statements included in this report, in May 2000 the Company received a demand for indemnification with respect to the costs of environmental clean-up of a manufacturing facility occupied by a subsidiary of the Company in the early 1980s. While the Company believes that the ultimate resolution of this matter will not be material to the results of operations or its financial position, successful prosecution of the claim by the claimant against the Company would have a material adverse effect on the Company.

CAPITAL EXPENDITURES
--------------------

Computer software was the main capital item purchased in 2000. Capital expenditures in1999 consist of the acquisition of the manufacturing and office facilities and purchases of operating software

YEAR 2000 IMPACT
----------------

The year 2000 issue was related to computer software utilizing two digits rather than four to define the year. As a result, any of the Company's computer programs or any of the Company's suppliers that have date sensitive software could have caused system failures or generate incorrect data. No significant year 2000 issues have occurred through the current date.

FORWARD LOOKING STATEMENTS
--------------------------

The foregoing discussion and the Company's consolidated financial statements contain certain forward-looking statements that involve risks and uncertainties, including but not limited to the following: (a) the adequacy of operating cash flows over the next several years together with currently available working capital to finance the operating needs of the Company, (b) generation of future taxable income to utilize existing deferred tax assets, and (c) the resolution without material liability or expense of certain claims pending against the Company as described in Note 11 to Consolidated Financial Statements.

Shopsmith, Inc. 2000 Annual Report


                         SHOPSMITH INC. AND SUBSIDIARIES
                             Selected Financial Data

Five-Year Review of Performance

(Dollars in thousands except per share)
                                                     2000         1999        1998        1997         1996
                                                     ----         ----        ----        ----         ----
Summary of operations:
 Net sales                                       $ 19,554     $ 17,576    $ 18,799    $ 18,469     $ 17,410
 Interest income                                       48          103         126          72           30
 Interest(expense)                                   (271)         (68)          -           -          (32)
 Income (loss) before income
  taxes and extraordinary item                       (982)        (761)      1,552       1,803        1,514
 Income tax benefit                                  (302)         (48)       (120)          -         (743)
 Income (loss) before extraordinary
  item                                               (680)        (713)      1,672       1,803        2,257
 Extraordinary item                                     -            -           -           -          771
 Net income (loss)                                   (680)        (713)      1,672       1,803        3,028

Financial Position:
 Working capital                                  $ 2,348      $ 3,150     $ 4,037     $ 2,507        $ 635
 Property-net                                       3,228        3,456         487         524          609
 Total assets                                       9,553       10,025       8,077       6,549        5,024
 Long-term debt                                     2,640        2,817           -           -            -
 Shareholders' equity                               3,713        4,393       5,168       3,621        1,809

Per share information:
 Income (loss) per share-basic:
  Before extraordinary item                       $ (0.26)     $ (0.27)     $ 0.63      $ 0.68       $ 0.85
  Extraordinary item                                    -            -           -           -         0.29
  Net income                                        (0.26)       (0.27)       0.63        0.68         1.14
Income (loss) per share-diluted:
  Before extraordinary item                         (0.26)       (0.27)       0.61        0.66         0.84
  Extraordinary item                                    -            -           -           -         0.29
  Net income                                        (0.26)       (0.27)       0.61        0.66         1.13
Shareholders' equity per share                       1.43         1.69        1.97        1.36         0.68

Performance indicators:
 Return on sales (%)                                 (3.5)        (4.1)        8.9         9.8         17.4
 Return on average shareholders'
  equity(%)                                         (16.8)       (14.9)       38.1        66.4      1,035.5
 Return on average total assets (%)                  (6.9)        (7.9)       22.9        31.2         64.1
 Current ratio                                       1.73         2.12        2.39        1.86         1.20
 Ratio of total debt to equity                       1.57         1.28        0.56        0.81         1.78

Other information:
 Number of employees at year end:
  Full time                                           114          115         108          98           93
  Part time                                            16           12           4           9           14
                                                      ---          ---          --          --          ---
                                                      130          127         112         107          107

Average shares outstanding (000's)                  2,605        2,603       2,658       2,743        2,678
                                                   ------       ------      ------      ------       ------

Shopsmith, Inc. 2000 Annual Report


                         SHOPSMITH, INC. AND SUBSIDARIES
                            Shareholders' information

Stock Quotations (Bid Prices)

 Quarter ended                     High         Low
----------------------------------------------------
               July 4, 1998       $ 2.69      $ 1.97
            October 3, 1998         2.31        1.16
            January 2, 1999         1.75        1.13
              April 3, 1999         2.00        0.88

               July 3, 1999       $ 0.97      $ 0.69
            October 2, 1999         0.97        0.44
            January 1, 2000         0.94        0.41
              April 1, 2000         0.81        0.63

The common shares of the Company are traded in the over-the-counter market. The above stock quotations were obtained from daily broker quotation ("Pink") sheets and reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The Transfer Agent's records showed approximately 1,300 shareholders of record of the Company's common shares on May 24, 2000.

Per Share Information:

                Diluted                      Shareholders'
             Income (loss)     Dividends        Equity
    2000        $ (0.26)       $     -           $ 1.43
    1999          (0.27)             -             1.69
    1998           0.61              -             1.97
    1997           0.66              -             1.36
    1996           1.13              -             0.68

Shopsmith Market Makers
   William V. Frankel & Co.                     Hill Thompson Magid & Co., Inc.
   Wien Securities Corp.                        Sharpe Capital, Inc.
   Wedbush Morgan Securities, Inc.              Knight Securities, Inc.
   Spear Leeds & Kellogg Capital Markets        Paragon Capital Corp.
   Herzog, Heine, Geduld, Inc


Annual meeting
   Shopsmith's Annual Shareholders' Meeting will be held at 9:30 a.m. on Wednesday, July 26, 2000 at the Company's office and manufacturing facility located at 6530 Poe Avenue, Dayton, Ohio.

Corporate contact
   Shareholders desiring a copy of the Shopsmith Inc. Annual Report on Form 10-K or other information on the Company should direct a request to:

                           Mark A. May, Vice President of Finance
                           Shopsmith, Inc.
                           6530 Poe Avenue
                           Dayton, Ohio 45414
                           937-898-6070 Extension 713

Shopsmith, Inc. 2000 Annual Report


                      SHOPSMITH INC. AND SUBSIDIARIES

                          Directors and Officers

       Board of Directors

John R. Folkerth, Chairman of the Board, President and Chief Executive Officer, Shopsmith, Inc., Dayton, Ohio

Robert L. Folkerth, Vice President, Sales and Marketing, Shopsmith, Inc., Dayton, Ohio

J. Michael Herr, Thompson Hine & Flory LLP, Attorneys-at-Law, Dayton, Ohio

Edward A. Nicholson, President, Robert Morris College, Coraopolis, Pennsylvania

Brady L. Skinner, Audit Partner, Brady, Ware & Schoenfeld Inc.  Dayton, Ohio


        Audit Committee of the Board of Directors

J. Michael Herr, Edward A. Nicholson and Brady L. Skinner



       Corporate Vice Presidents

Robert L. Folkerth, Vice President, Sales and Marketing

Mark A. May, Vice President of Finance and Chief Financial Officer

Lawrence R. Jones, Vice President, Operations

       General Information

Transfer agent and registrar:
         The Fifth Third Bank, Cincinnati, Ohio
Independent Auditors:
         Crowe, Chizek and Company LLP, Columbus, Ohio
General Counsel:
         Thompson Hine & Flory LLP, Dayton, Ohio

Equal Employment Opportunity Statement: It is the policy of Shopsmith, Inc. to give equal opportunity to all qualified persons without regard to race, color, sex, age, marital status, handicap, religion or national origin.