Form 10-K, Exhibit 13
period 2001-03-31
SHOPSMITH INC
filed 2001-06-27
CIK 89925

                                                                    Exhibit 13.1



                           [LOGO] SHOPSMITH, INC. (R)


                                 SHOPSMITH, INC.
                          ANNUAL REPORT TO SHAREHOLDERS
                               FOR THE YEAR ENDED
                                 MARCH 31, 2001

Shopsmith, Inc. 2001 Annual Report


                         SHOPSMITH INC. AND SUBSIDIARIES

Financial Highlights:
                                                      Fiscal Years Ended
                                         --------------------------------------------
                                            March 31,      April 1,        April 3,
                                              2001           2000            1999
                                              ----           ----            ----
                                                          (restated)      (restated)
Results of Operations:
   Net sales                             $ 17,504,585    $ 19,554,170    $ 17,575,601
   Income (loss) before income taxes         (116,092)       (896,689)       (795,069)
   Income tax benefit (expense)                  --           273,000          60,000
   Net income (loss)                         (116,092)       (623,689)       (735,069)

Per Common Share:
   Shareholders' equity                  $       1.41    $       1.46    $       1.70
   Dividends                                     --              --              --
   Diluted net income (loss) per share          (0.04)          (0.24)          (0.28)

Financial position:
   Working capital                       $  2,295,635    $  2,436,804    $  3,183,297
   Total assets                             8,556,887       9,642,360      10,057,632
   Shareholders' equity                     3,685,984       3,802,076       4,425,765
   Current ratio                                 2.00            1.76            2.13
   Total debt to equity ratio                    1.32            1.54            1.27
   Common shares outstanding                2,605,233       2,605,233       2,605,233


                                    Contents
               Letter to Shareholders                                  3
               Reporting Responsibility                                4
               Report of Independent Auditors                          5
               Consolidated Financial Statements                       6
               Notes to Consolidated Financial Statements             11
               Management's Discussion and Analysis                   19
               Selected Financial Data                                21
               Shareholders' Information                              22
               Directors and Officers                                 23

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

Shopsmith, Inc. 2001 Annual Report

To our Shareholders

This year our focus was on improving results through a more conservative approach to Mark V demonstration efforts and improvements to our accessory business. While sales declined by 10% from the prior year, this focus did result in significant improvement in results. The after tax results were a net loss of $116,000 or $.04 per diluted share in fiscal 2001 as compared to a restated net loss of $624,000 or $.24 per diluted share in 2000.

Sales dropped by 10% to $17,505,000 or $2,049,000 less than last year reflecting focusing our efforts on more profitable demonstration efforts. Unit sales of our core product, the Mark V, dropped by 25.9% over last year compared to last year's 21.5% increase over two years ago. Our traveling academies and catalog and mail sales channels experienced sizable gains. Moreover, Internet sales increased by 93% as we further improved our site (www.shopsmith.com)

Gross margins dropped by 13% to $9,207,000 from $10,610,000 a year ago primarily on the decreased volume. Margin rates also dropped slightly this year due to changes in product and channel mix. Net operating expenses dropped to $9,167,000 or 52.4% of sales in 2001 from $11,300,000 or 57.8% of sales last year. During the year the Company reduced selling expenses through an increased focus on more profitable sales efforts.

The Company has continued expansion of its product education programs in 2001. The Traveling Academy program is designed to enhance woodworkers' confidence and proficiency in the use of Shopsmith equipment. It also exposes the prospect to the many other products and accessories that Shopsmith offers. Shopsmith is committed to be the woodworking education leader.

Shopsmith continues to make strong investments in gaining and servicing our customers and to fulfill our positioning statement - We work hard to be your..."Lifetime Woodworking Partner."


John R. Folkerth
Chairman of the Board
Chief Executive Officer

Shopsmith, Inc. 2001 Annual Report

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

Independent public accountants are selected annually by the Board of Directors, subject to approval by shareholders, to audit the financial statements. Their audit includes a review of internal controls to the extent they considered necessary and selective tests of transactions to support their report, which follows.

The Audit Committee, comprised of outside directors, meets regularly with management and at least quarterly with the independent public accountants to review financial reporting, internal accounting controls, and audit results.



Mark A. May,
Vice President of Finance
Chief Financial Officer





John R. Folkerth,
Chairman of the Board
Chief Executive Officer

Shopsmith, Inc. 2001 Annual Report

                                     [LOGO]
                                  CROWE CHIZEK

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Shopsmith, Inc.
Dayton, Ohio

We have audited the accompanying consolidated balance sheets of Shopsmith, Inc. and Subsidiaries as of March 31, 2001 and April 1, 2000 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years ended March 31, 2001, April 1, 2000 and April 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable assurance for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shopsmith, Inc. and Subsidiaries as of March 31, 2001 and April 1, 2000 and the consolidated results of its operations and its cash flows for the years ended March 31, 2000, April 1, 2000 and April 3, 1999, in conformity with generally accepted accounting principles.

                                               /s/ Crowe, Chizek and Company LLP

                                                   Crowe, Chizek and Company LLP

Columbus, Ohio
June 14, 2001

Shopsmith, Inc. 2001 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     Fiscal Years Ended
                                         --------------------------------------------
                                            March 31,      April 1,         April 3,
                                              2001           2000             1999
                                              ----           ----             ----
                                                          (Restated)      (Restated)

Net sales                                $ 17,504,585    $ 19,554,170    $ 17,575,601
Cost of products sold                       8,297,903       8,944,137       8,399,868
                                         ------------    ------------    ------------
Gross margin                                9,206,682      10,610,033       9,175,733

Selling expenses                            7,634,233       9,131,909       7,996,068
Administrative expenses                     1,533,142       2,167,893       2,031,973
                                         ------------    ------------    ------------
  Total operating expenses                  9,167,375      11,299,802      10,028,041

Income (loss) from operations                  39,307        (689,769)       (852,308)

Interest income                                50,305          48,450         102,991

Interest expense                             (216,309)       (271,073)        (68,367)

Other income, net                              10,605          15,703          22,615
                                         ------------    ------------    ------------

Income (loss) before income taxes            (116,092)       (896,689)       (795,069)

Income tax benefit (expense) (Note 7)            --           273,000          60,000
                                         ------------    ------------    ------------

Net Loss                                 $   (116,092)   $   (623,689)   $   (735,069)
                                         ============    ============    ============

Net Loss per common share (Note 9):

 Basic                                   $      (0.04)   $      (0.24)   $      (0.28)
                                         ============    ============    ============

 Diluted                                 $      (0.04)   $      (0.24)   $      (0.28)
                                         ============    ============    ============

                 See notes to consolidated financial statements.

Shopsmith, Inc. 2001 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                  March 31,     April 1,
                                                    2001          2000
                                                    ----          ----
                                                               (Restated)
     ASSETS (Notes 1 and 3)
-----------------------------------------------
Current Assets:
 Cash and equivalents (Note 2)                   $  651,530   $1,301,387
 Restricted cash (Note 2)                           174,718      104,970
 Accounts receivable:
  Trade, less allowance for doubtful accounts:
    $924,250 in 2001 and $646,756 in 2000           673,689      622,887
 Inventories (Note 2):
    Finished products                               975,502    1,164,350
    Raw materials and work in process             1,192,723    1,358,835
                                                 ----------   ----------
           Total inventories                      2,168,225    2,523,185
 Deferred income taxes (Note 7)                     498,000      523,000
 Prepaid expenses                                   431,912      561,214
                                                 ----------   ----------
           Total current assets                   4,598,074    5,636,643
                                                 ----------   ----------

Properties (Notes 2 and 10):
 Land, building and improvements                  3,161,199    3,161,199
 Machinery, equipment and tooling                 6,627,918    6,568,403
                                                 ----------   ----------
            Total cost                            9,789,117    9,729,602
 Less accumulated depreciation and
  amortization                                    6,782,561    6,501,718
                                                 ----------   ----------
             Net properties                       3,006,556    3,227,884
                                                 ----------   ----------

Deferred income taxes (Note 7)                      782,000      757,000
                                                 ----------   ----------

Long Term portion of Accounts Receivable:
  Trade, less allowance for doubtful accounts
    $70,999 in 2001 and $0 in 2000                  167,954         --

Other assets                                          2,303       20,833
                                                 ----------   ----------

Total assets                                     $8,556,887   $9,642,360
                                                 ==========   ==========


                       Continued

Shopsmith, Inc. 2001 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                        March 31,     April 1,
                                                          2001          2000
                                                          ----          ----
                                                                     (Restated)
        LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------
Current Liabilities:
 Accounts payable                                       $1,113,380   $1,469,298
 Current portion of long-term debt and
    capital lease obligation (Note 10)                      84,910      189,038
 Customer advances                                         169,003       26,863
 Accrued liabilities:
  Compensation, employee benefits and
    payroll taxes                                          278,443      372,235
  Sales taxes payable                                      144,606      193,162
  Accrued recourse liability                               235,303      390,369
  Accrued expenses                                         182,804      298,717
  Other                                                     93,990      260,157
                                                        ----------   ----------
           Total current liabilities                     2,302,439    3,199,839

Long-term debt and capital lease obligation (Note 10)    2,568,464    2,640,445
                                                        ----------   ----------
           Total liabilities                             4,870,903    5,840,284
                                                        ----------   ----------

Contingencies (Note 11)

Shareholders' Equity (Notes 6 and 8):
 Preferred shares- without par value;
  authorized 500,000; none issued
Common shares- without par value;
 authorized 5,000,000; shares issued and
 outstanding 2,605,233                                   2,806,482    2,806,482
Retained earnings                                          879,502      995,594
                                                        ----------   ----------
             Total shareholders' equity                  3,685,984    3,802,076
                                                        ----------   ----------

Total Liabilities and Shareholders' Equity              $8,556,887   $9,642,360
                                                        ==========   ==========


       See notes to consolidated financial statements.

Shopsmith, Inc. 2001 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                              Common Shares            Retained
                                          Number          Amount        Earnings       Total
                                        -----------    -----------    -----------    -----------
Balance April 4, 1998 - as originally     2,624,375    $ 2,869,075    $ 2,299,352    $ 5,168,427
    reported

Prior Period Adjustment (Note 2)               --             --           55,000         55,000
                                        -----------    -----------    -----------    -----------

Balance April 4, 1998 as restated         2,624,375      2,869,075      2,354,352      5,223,427

 Net loss for fiscal 1999                                                (735,069)      (735,069)
 Stock options exercised (Note 6)             6,858          4,594                         4,594
 Common shares repurchased (Note 6)         (26,000)       (67,187)          --          (67,187)
                                        -----------    -----------    -----------    -----------

Balance April 3, 1999                     2,605,233      2,806,482      1,619,283      4,425,765

 Net loss for fiscal 2000                      --             --         (623,689)      (623,689)
                                        -----------    -----------    -----------    -----------

Balance April 1, 2000                     2,605,233      2,806,482        995,594      3,802,076

 Net loss for fiscal 2001                      --             --         (116,092)      (116,092)
                                        -----------    -----------    -----------    -----------

Balance March 31, 2001                    2,605,233    $ 2,806,482    $   879,502    $ 3,685,984
                                        ===========    ===========    ===========    ===========

       See notes to consolidated financial statements.

Shopsmith, Inc. 2001 Annual Report

                SHOPSMITH INC. AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                       Fiscal Years Ended
                                                           -------------------------------------------
                                                              March 31,     April 1,        April 3,
                                                                2001          2000            1999
                                                                ----          ----            ----
                                                                           (Restated)       (Restated)
Cash flows from operating activities:
 Net loss                                                  $  (116,092)   $  (623,689)   $  (735,069)
  Adjustments to reconcile net loss to
   cash provided from operating activities:
    Depreciation and amortization                              280,843        301,022        214,165
    Provision for doubtful accounts                            318,683        383,262        191,749
    Loss on disposal of properties                                --             --           51,109
    Deferred income taxes                                         --         (238,000)       (60,000)
    Cash provided from (required for) changes
     in assets and liabilities:
      Restricted cash                                          (69,748)        (3,721)       163,631
      Accounts receivable                                     (692,505)      (188,500)      (260,133)
      Inventories                                              354,960       (112,277)      (109,118)
      Other assets                                             147,832       (287,582)       115,289
      Accounts payable and customer advances                  (213,778)       127,416         49,344
      Other current liabilities                               (424,428)        90,445       (395,390)
                                                           -----------    -----------    -----------
Cash used in operating activities                             (414,233)      (551,624)      (774,423)
                                                           -----------    -----------    -----------

Cash flows from investing activities:
 Maturity of short-term investments                               --          989,122      2,913,679
 Purchase of short-term investments                               --             --       (1,051,446)
 Property additions                                            (44,286)       (72,937)      (336,404)
 Proceeds from sale of property                                   --             --           16,111
                                                           -----------    -----------    -----------
Cash provided from (used in) investing activities              (44,286)       916,185      1,541,940
                                                           -----------    -----------    -----------

Cash flows from financing activities:
 Common shares issued                                             --             --            4,594
 Common shares repurchased                                        --             --          (67,187)
 Payments on long-term debt and capital lease obligation      (191,338)       (68,545)       (16,222)
                                                           -----------    -----------    -----------
Cash used in financing activities                             (191,338)       (68,545)       (78,815)
                                                           -----------    -----------    -----------

Net increase (decrease) in cash                               (649,857)       296,016        688,702

Cash:
  At beginning of year                                       1,301,387      1,005,371        316,669
                                                           -----------    -----------    -----------
  At end of year                                           $   651,530    $ 1,301,387    $ 1,005,371
                                                           ===========    ===========    ===========

        See notes to consolidated financial statements.

Shopsmith, Inc. 2001 Annual Report

                        SHOPSMITH, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION
-----------------------

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the parent company and its subsidiaries, after elimination of significant intercompany balances and transactions.

STATEMENT OF CASH FLOWS

Following is supplementary information relating to the consolidated statement of cash flows:

Cash paid (refunded) for the following items:

                                  2001        2000         1999
                                --------   ---------    ---------
Interest                        $216,309   $ 271,073    $  68,367
Income taxes (net of refunds)       --       (33,478)        --


The Company entered into capital lease obligations of $15,229 in 2001 for equipment. In 1999 the Company purchased its land and building for $2,900,000, of which $100,000 was paid in cash and the balance secured by a mortgage taken by the seller. Also in 1999, the Company entered into a capital lease obligation for equipment in the amount of $114,250.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents represents all checking accounts and short-term cash investments having maturities of 90 days or less. Depository transactions and disbursements are handled primarily by one local financial institution, which provides FDIC coverage of $100,000 per depositor. The Company's accounts periodically exceed FDIC limits. Approximately $175,000 and $105,000 was maintained at March 31, 2001 and April 1, 2000, respectively in an account restricted for use in funding the Company's recourse obligations should the Company be unable to do so itself through its normal operations.

RECEIVABLES

The company finances certain customer purchases under revolving credit plans. Minimum principal payments under these plans for the next year have been classified as current, with the remainder classified as a non-current asset.

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

Shopsmith, Inc. 2001 Annual Report

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

INSTALLMENT CONTRACTS

Retail installment contracts sold to financial institutions were $4.5 million in 2001, $8.2 million in 2000, and $9.2 million in 1999. Of these contracts, $4.1 million, $ 6.5 million, and $ 7.4 million were sold without recourse in 2001, 2000, and 1999 respectively. At March 31, 2001 approximately $2.4 million of installment contracts sold to a financial institution with a recourse provision were still outstanding.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments below is estimated using a discounted cash flow analysis:

                                      March 31, 2001                       April 1, 2000
                                Carrying          Estimated        Carrying         Estimated
                                  Value          Fair Value          Value         Fair Value
                               -----------       ----------       ----------       ----------
Liabilities:
  Long-term debt               $2,653,373        $2,680,836       $2,715,233       $2,689,165

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value.

PRODUCT WARRANTIES

Products are warranted against defects in material and workmanship for two years. Estimated costs are accrued for warranties presently in force.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs were not material in 2001, 2000, and 1999.

INCOME (LOSS) PER COMMON SHARE

Basic income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect reduced per share amounts that would have resulted if stock options had been converted into common stock.

ENVIRONMENTAL REMEDIATION COSTS

Costs incurred to investigate and remediate contaminated sites are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

ADVERTISING EXPENSES AND RESTATEMENT OF PRIOR YEAR'S FINANCIAL STATEMENTS

The Company recognizes media expenses in the period demonstration events occur. In prior years, catalog costs were charged to operations on the date of mailing. During the fiscal year ended March 31, 2001 the Company reviewed this policy and concluded that it is appropriate to account for these costs under the accounting principles related to direct response advertising. These principles provide for capitalization of the costs and amortization of them over the expected revenue from the direct response advertising. Therefore the Company has restated the financial statements for the fiscal years 2000 and 1999 as follows:

Shopsmith, Inc. 2001 Annual Report

Effect on prior year balance sheets:

                                                               Effect on  Net Increase
                                                 Capitalized   Deferred    to Retained
                                                    Costs        Taxes       Earnings
                                                 -----------   ---------  ------------
April 4, 1998 (beginning of fiscal year 1999)       84,000       29,000       55,000
Year Ended
----------
April 2, 1999                                       50,000       17,000       33,000
April 1, 2000                                      135,000       46,000       89,000

Effect on prior year statements of operations:

                                                                               Effect on
                            Selling expenses          Tax benefit/             net loss
                          increase/(decrease)          (expense)          (increase)/decrease
                          -------------------          ---------          -------------------
Year ended
----------
April 2, 1999                        34,000                12,000                (22,000)
April 1, 2000                       (85,000)              (29,000)                56,000


Total advertising expenses for each fiscal year were approximately $2.1 million, $2.7 million, and $2.4 million in 2001, 2000, and 1999, respectively.

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

FISCAL YEAR

Shopsmith's fiscal year follows a 52/53-week pattern consistent with its fiscal year for tax purposes. The years ended March 31, 2001, April 1, 2000, and April 3, 1999 were all 52-week years.

BUSINESS SEGMENTS

The Company has only one operating segment within the meaning of SFAS Number
131.


3. BANK LINE OF CREDIT
----------------------

As of March 31, 2001 a revolving credit agreement provided for maximum short-term borrowing of $500,000 subject to certain limitations based upon inventory levels. Interest is charged at one percent above the bank's prime rate. No amounts were outstanding under this arrangement during fiscal 2001 and 2000. The agreement requires compliance with certain minimum net worth, working capital, financial leverage and other miscellaneous covenants and expires July 31, 2001. The Company is in compliance with all covenants at March 31, 2001. Substantially all tangible assets except for land and building are pledged as collateral.

4. EMPLOYEE BENEFIT PLANS
-------------------------

Shopsmith maintains a defined contribution employee benefit plan covering substantially all employees. At the discretion of the Board of Directors, the Company matches employee contributions of up to four percent of compensation at rates of 25 or 50 percent, depending on amounts contributed by employees. Included in operations were approximately ($42,000), $57,000, and $63,000 for 2001, 2000, and 1999, respectively.

Shopsmith, Inc. 2001 Annual Report

The Company provides certain health care and life insurance benefits to substantially all employees. These benefits are provided by insurance.

5. LEASES
---------

Operating lease obligations for the next five fiscal years are:

2002                                            $80,616
2003                                             31,316
2004                                             23,147
2005                                             21,783
2006                                             15,575
                                               --------
                                               $172,437
                                               ========



Rent expense was approximately $93,000 in 2001, $221,000 in 2000, and $487,000 in 1999.

6. STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN
-------------------------------------------------

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

In August 1993, the Company adopted an employee stock purchase plan, which permits eligible employees and directors of Shopsmith to purchase from time to time up to 250,000 Shopsmith common shares directly from the Company without payment of brokerage fees. The purchase price of the shares purchased under the plan is the market price of the shares (based upon a five-day average closing price at the time of purchase). No shares were purchased under the plan in 2001, 2000, and 1999.

In July 1995, the shareholders approved the 1995 option plan that provides for the issuance of up to 250,000 shares. Within the past three fiscal years no options were granted in 2001, 105,000 options were granted in 2000, and none in 1999. As to the 2000 awards, grants are contingent upon the achievement of certain pre-tax income thresholds in 2001, 2002 and 2003. Earnings thresholds attached to 34,998 shares granted in fiscal 2000 were not achieved and were cancelled.

In July 1997, the shareholders approved the 1997 option plan, which provides for the issuance of up to 250,000 shares pursuant to options granted under the plan. 60,000 options were granted in 2001 at an average option price of $.43 per share. Earnings thresholds attached to 114,000 shares granted in fiscal 1998 and 1999 were not achieved. Accordingly, options covering 37,999, 33,002 and 42,999 shares were cancelled in 2000, 1999 and 1998 respectively. Options granted in 2000 for 80,000 shares include pre-tax earnings thresholds for 2001 through 2003. The earnings threshold attached to 6,666 shares was not met in fiscal 2001 and were cancelled.

In February 2000, the Company adopted The 2000 Director Stock Option Plan that permits non-employee directors to purchase up to a maximum of 72,000 common shares. Options for 6,000 shares (2,000 for each non-employee directory) were granted in fiscal 2000 at an average option price of $.69 per share. Options for 6,000 shares (2,000 for each non-employee director) were granted in fiscal 2001 at an average option price of $.56 per share. The plan provides for annual grants of options for 2,000 shares to each non-employee director immediately following each Annual Meeting of Shareholders.

Shopsmith, Inc. 2001 Annual Report

Additional information relating to certain of the plans is as follows:


                                         1984 Plan                             1988 Plan
                               2001        2000         1999          2001        2000         1999
                               ----        ----         ----          ----        ----         ----
Granted                         --           --           --           --           --           --
Cancelled                       --           --           --           --         37,932         --
Expired                         --          2,250         --           --          2,724         --
Available                       --           --           --           --           --           --
Exercised                       --           --           --           --           --          6,858
Average exercise price          --           --           --           --           --           0.67
Exercisable at year end         --           --          2,250         --           --         40,656
Outstanding at year end         --           --          2,250         --           --         40,656
Average option price        $   --       $   --       $   6.84     $   --       $   --       $   0.98

                                   1995 Plan                             1997 Plan
                               2001        2000         1999          2001        2000         1999
                               ----        ----         ----          ----        ----         ----
Granted                                   105,000         --         60,000       80,000       25,000
Cancelled                     61,665       54,000       12,000       11,666       37,999       33,002
Expired                         --         40,000         --           --           --
Available                     74,665       13,000       31,191      106,666      155,000      197,001
Exercised                       --           --           --           --           --
Average exercise price          --           --           --           --           --
Exercisable at year end       82,000      102,000      167,334       24,999        5,000        1,333
Outstanding at year end      145,335      207,000      196,000      143,334       95,000       52,999
Average option price        $   1.35     $   1.29     $   1.91     $   0.73     $   0.92     $   2.62

Except for outstanding options, the plans terminate in ten years.

In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123), the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. The Company has variable and non-variable stock option plans. The variable stock option plans could result in future compensation expense. If the Company had elected to recognize compensation expense for the non-variable stock option plans at the fair value of the options granted at grant dates as prescribed by SFAS 123, net income(loss) and per share amounts would have been reduced to the proforma amounts indicated in the table below.

                                                         2001              2000              1999
                                                         ----              ----              ----
Net income (loss)- as reported                      $  (116,092)      $  (623,689)      $  (735,069)
Net income (loss)- pro forma                        $  (122,092)      $  (655,689)      $  (759,834)
Diluted earnings (loss) per share- as reported      $     (0.04)      $     (0.24)      $     (0.28)
Diluted earnings (loss) per share- pro forma        $     (0.04)      $     (0.25)      $     (0.29)

The fair value of each options grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                           2001          2000          1999
                                           ----          ----          ----
Expected dividend yield                       0%            0%            0%
Expected stock volatility                    32%           22%           24%
Risk -free interest rate                   4.64%         6.60%         5.25%
Expected life of options                 5 years       5 years       5 years

The effects of applying SFAS 123 in this proforma disclosure are not indicative of future results or amounts.

Shopsmith, Inc. 2001 Annual Report

7. INCOME TAXES
---------------

The income tax benefit (provision) reflected in the consolidated statements of operations is comprised of the following:

                                          2001           2000           1999
                                          ----           ----           ----
Current                                $    --        $  35,000      $    --
Deferred                                    --           90,000        208,000
                                       ---------      ---------      ---------

Provision for income taxes before
 effect of adjustment of
 valuation allowances                       --          125,000        208,000

Effect of adjustment of valuation
 allowances                                 --          148,000       (148,000)
                                       ---------      ---------      ---------

Income tax benefit (expense)           $    --        $ 273,000      $  60,000
                                       =========      =========      =========

The change in the valuation allowance for each year represents the effect of the Company's reevaluation of the realizability of future tax benefits. The 1999 valuation allowance was established for unrealizable tax credits that expired in 2000.

The components of deferred tax assets and liabilities included in the balance sheet are:

                                         2001           2000           1999
                                         ----           ----           ----
Expenses not currently deductible    $   137,000    $   277,000    $   266,000
Inventory valuation                       23,000         26,000         39,000
Allowance for doubtful accounts          338,000        220,000        153,000
Less valuation allowance                    --             --             --
                                     -----------    -----------    -----------
  Current                                498,000        523,000        458,000
                                     -----------    -----------    -----------

Tax loss carryforwards                   637,000        611,000        402,000
Tax credit carryforwards                  55,000         55,000        203,000
Accumulated depreciation                    --            1,000          4,000
Alternative minimum tax payments          90,000         90,000        123,000
Less valuation allowance                    --             --         (148,000)
                                     -----------    -----------    -----------
  Non- current                           782,000        757,000        584,000
                                     -----------    -----------    -----------
    Total                            $ 1,280,000    $ 1,280,000    $ 1,042,000
                                     -----------    -----------    -----------

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recorded for financial reporting purposes and such amounts as measured by tax laws and regulations. The Company believes that it is more likely than not that these assets are realizable and represent its best estimate based on the weight of available evidence as prescribed in SFAS
109. If the Company is unable to generate sufficient income in the future through operating results, an increase in valuation allowance will be required through a charge to expense.

Shopsmith, Inc. 2001 Annual Report

The Company's effective tax rate differs from the U. S. statutory rate as follows:

                                          2001       2000       1999
                                        ------     ------     ------
Federal statutory rate                    34.0%      34.0%      34.0%
                                        ------     ------     ------

Non deductible expenses
  principally meals and entertainment    (26.4%)     (3.2%)     (4.1%)
Change in valuation allowance              0.0%      15.1%     (19.4%)
Expiration of tax credits                  0.0%     (15.1%)     (4.5%)
Other, net                                (7.6%)     (0.1%)      0.3%
                                        ------     ------     ------
                                           0.0%      30.7%       6.3%
                                        ======     ======     ======


Net operating losses and tax credits expire as follows:

                                         Net Operating               Tax
                                            Losses                 Credits
                                        ---------------          -----------
2004                                                                 $4,000
2005                                                                 23,000
2006                                                                 18,000
2007                                                                 10,000
2010                                         867,000                   --
2019                                         316,000                   --
2020                                         614,000
2021                                          93,000                   --
                                          ----------                -------
                                          $1,890,000                $55,000
                                          ==========                =======

8. STOCK REPURCHASE
-------------------

In October 1997, the Company's Board of Directors approved a plan under which the Company may repurchase up to 200,000 common shares in market and other transactions from time to time. Such transactions will be at the discretion of the Company and the plan will continue indefinitely. The Company has repurchased 88,000 shares through March 31, 2001 under this plan.

9. EARNINGS PER SHARE
---------------------

Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect reduced per share amounts that would have resulted if stock options had been converted into common stock. The following reconciles amounts reported in the financial statements:

                                        2001           2000           1999
                                        ----           ----           ----
 Net loss                           $  (116,092)   $  (623,689)   $  (735,069)
                                    ===========    ===========    ===========

Weighted average shares               2,605,233      2,605,233      2,602,947
Additional dilutive shares                 --             --             --
                                    -----------    -----------    -----------
Total dilutive shares                 2,605,233      2,605,233      2,602,947
                                    ===========    ===========    ===========

Basic earnings (loss) per share     $     (0.04)   $     (0.24)   $     (0.28)
                                    ===========    ===========    ===========
Diluted earnings (loss) per share   $     (0.04)   $     (0.24)   $     (0.28)
                                    ===========    ===========    ===========

There were no additional dilutive shares included in the computation at March 31, 2001, April 1, 2000 and April 3, 1999 because the stock options were anti-dilutive.

Shopsmith, Inc. 2001 Annual Report

10. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATION
-----------------------------------------------

In 1999 the Company purchased the building it had been leasing. The seller financed the building purchase. The financing agreement, among other things, provided for a $100,000 down payment and a secured mortgage note for $2,800,000 at an 8.75% interest rate. The agreement also contains certain covenant provisions. The agreement requires $25,785 of monthly principal and interest payments until January 1, 2003 at which time the scheduled balance of $2,500,000 will become due and payable. The outstanding balance was $2,640,445 at March 31, 2001 and $2,715,233 at April 1, 2000. Scheduled maturities, including capital leases, are as follows:

       2002                 $84,910
       2003              $2,568,464


The Company entered into capital lease obligations of $15,229 in 2001 and $114,250 in 1999 for equipment. The fiscal 2001 capital lease is payable over a 4 year period beginning in October 2000. Monthly payments are $440 including interest at 13%. In 2001, the company completed an early pay out on the 1999 lease.

11. CONTINGENCIES
-----------------

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

 .Based on available information, the Company believes its share of the estimated costs associated with the ultimate resolution of these matters will not be material to the results of operations or the financial position of the Company.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)
----------------------------------------

Shown below is the unaudited quarterly financial data for the years ended March 31, 2001 and April 1, 2000. These amounts are presented as originally reported and also restated for the adjustment for catalog costs discussed in Note 2.

                                                             -As originally reported-                    -As restated-
                                                                               Earnings                                Earnings
                          Net              Gross            Net               (loss) per              Net             (loss) per
                         Sales             Profit       Income (Loss)            Share          Income (Loss)            Share
                         -----             ------       -------------            -----          -------------            -----
2001
 First Quarter         $3,669,355        $1,935,312        $ (483,295)        $    (0.19)        $ (569,128)        $    (0.22)
 Second Quarter         4,001,309         2,100,908            71,305               0.03             30,972               0.01
 Third Quarter          4,148,057         2,212,862             3,578               --               (5,256)             (0.00)
 Fourth Quarter         5,685,864         2,957,600           427,320               0.16            427,320               0.16

2000
 First Quarter          3,727,046         2,030,377          (384,049)             (0.15)          (417,049)             (0.16)
 Second Quarter         4,036,953         2,201,255          (115,154)             (0.04)          (115,154)             (0.04)
 Third Quarter          4,954,240         2,728,787            13,242               0.01             58,834               0.02
 Fourth Quarter         6,835,931         3,649,614          (193,728)             (0.07)          (150,320)             (0.06)

Shopsmith, Inc. 2001 Annual Report


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
---------------------

GENERAL
-------

As described in Note 2 to the financial statements, the Company restated it's 2000 and 1999 financial statements to reflect the accounting for direct response advertising under Statement of Position 93-7. The amounts in the following discussion of results of operations and liquidity and capital reflect the restated amounts where applicable.

2001-2000
---------

A net loss of $116,000 or $.04 per share was experienced in the year ended March 31, 2001 compared to fiscal year 2000 loss of $624,000 or $.24 per share. Sales declined to $17,505,000 or $2,049,000 and 10% from last year's $19,554,000 amounts. The decrease in sales was due to a more conservative focus on profitable demonstration sales efforts, partially offset by improvements in Internet, catalog and mail sales and traveling academies. Unit shipments of the Company's core product, the Mark V were 25.9% lower than a year ago.

Gross margins dropped by 13% to $9,207,000 in fiscal 2001 from $10,610,000 in fiscal 2000 due to lower volume. Overall gross margin rates declined to 52.6% of sales from 54.3% last year.

Net operating expenses decreased to $9,167,000 or 52.4% of sales, from $11,300,000 or 57.8% of sales last year.

2000-1999
---------

The Company experienced a loss of $624,000 or $.24 per share for its year ended April 1, 2000 compared to a 1999 loss of $735,000 at $.28 per share. Overall, sales increased to $19,554,000 or $1,979,000 and 11% more than 1999's $17,576,000 amount. Improved demonstration sales efforts together with expansion of the Internet, catalog and mail sales and traveling academies were the principal reasons for the increase in sales. Sales growth was experienced despite suspension of the Crafter's Station product line that generated $1,680,000 of sales in 1999. Unit shipments of the Company's core product, the Mark V were 21.5 % higher than the prior year.

Gross margin improved by $1,434,000 to $10,610,000 in fiscal 2000 primarily on the expanded volume. Overall margin rate improved to 54.3% of sales from 52.2 % in the prior year as additional sales programs achieved better results.

Net operating expenses increased to $11,300,000 or 57.8% of sales, from $10,028,000 or 57.0% of sales in the prior year. During the year the Company increased its sales recruiting and training efforts along with expenditures to attract new customers. In the fiscal year 1999, the Company purchased the building it was leasing. The impact of the transaction decreased operating expenses by $207,000 and increased other expenses (interest expense) by $296,000.

LIQUIDITY AND CAPITAL
---------------------

Cash used in operations for the year ended March 31, 2001 totaled $414,000 compared to $552,000 a year ago. In fiscal year 2001, the main usage of cash was increases in receivable balances and the liquidation of payables and other current liabilities. During fiscal 2001, the company's agreement with Household Retail Services terminated and was replaced by an agreement with CitiFinancial. This new agreement did not allow for recourse financing. Shopsmith, Inc. is now financing these receivables internally, resulting in the increased receivables balance. In fiscal year 2000, the net losses of $624,000 together with increases in receivable balances and inventory levels were the main reasons for cash usage. Maturing short-term investments of $989,000 were utilized in the fiscal 2000 to fund the operating cash requirements.

The Company's assets include $1,280,000 of deferred tax assets at March 31, 2001. Presently the Company believes that these assets are realizable and represent the best estimate based on the weight of avail-

Shopsmith, Inc. 2001 Annual Report

able evidence as prescribed in SFAS 109. Realization of these assets is dependent upon generation in the future of sufficient income to utilize the tax benefits upon which the assets are based. Management will continue to evaluate these assets and the need for valuation allowances based on near-term operating results and longer-term projections. If the Company is unable to generate sufficient operating income in the future, the valuation will have to be adjusted by means of a charge against operating results.

The current ratio was 2.00 to 1 at March 31, 2001 compared to 1.76 to 1 a year ago. The debt to equity ratio decreased to 1.32 to 1 from 1.54 to 1 at the beginning of the year.

A revolving credit agreement provides for maximum short-term borrowing of $500,000 subject to certain limitations based on inventory levels. See note 3 to the Consolidated Financial Statements for further discussion regarding this credit facility. Management believes current and available financial resources to be sufficient to meet operating needs.

CAPITAL EXPENDITURES
--------------------

No significant capital items were purchased in 2001. In 2000, the main capital expenditure was computer software.


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

Shopsmith, Inc. 2001 Annual Report

                        SHOPSMITH INC. AND SUBSIDIARIES
                            Selected Financial Data

Five-Year Review of Performance

Amounts from 1998 and 1997 were not restated due to an immaterial effect on financial results

(Dollars in thousands except per share)

                                             2001             2000             1999             1998             1997
                                             ----             ----             ----             ----             ----
                                                           (restated)       (restated)       (restated)
Summary of operations:
 Net sales                                 $ 17,505         $ 19,554         $ 17,576         $ 18,799         $ 18,469
 Interest income                                 50               48              103              126               73
 Interest(expense)                             (216)            (271)             (68)            --               --
 Income (loss) before income
  taxes                                        (116)            (897)            (795)           1,635            1,803
 Income tax expense (benefit)                  --               (273)             (60)             (92)            --
 Net income (loss)                             (116)            (624)            (735)           1,727            1,803

Financial Position:
 Working capital                           $  2,296         $  2,437         $  3,183         $  4,092         $  2,507
 Property-net                                 3,007            3,228            3,456              487              524
 Total assets                                 8,557            9,642           10,058            8,132            6,549
 Long-term debt                               2,568            2,640            2,817             --               --
 Shareholders' equity                         3,686            3,802            4,426            5,223            3,621

Per share information:
 Income (loss) per share-basic:
  Net income                                  (0.04)           (0.24)           (0.28)            0.65             0.68
Income (loss) per share-diluted:
  Net income                                  (0.04)           (0.24)           (0.28)            0.63             0.66
Shareholders' equity per share                 1.41             1.46             1.70             1.99             1.36

Performance indicators:
 Return on sales (%)                           (0.7)            (3.2)            (4.2)             9.2              9.8
 Return on average shareholders'
  equity(%)                                    (3.1)           (15.2)           (15.3)            39.1             66.4
 Return on average total assets (%)            (1.3)            (6.3)            (8.1)            23.5             31.2
 Current ratio                                 2.00             1.76             2.13             2.80             1.86
 Ratio of total debt to equity                 1.32             1.54             1.27             0.56             0.81

Other information:
 Number of employees at year end:
  Full time                                     107              114              115              108               98
  Part time                                      14               16               12                4                9
                                           --------         --------         --------         --------         --------
                                                121              130              127              112              107

Average shares outstanding (000's)            2,605            2,605            2,603            2,658            2,743
                                           --------         --------         --------         --------         --------

Shopsmith, Inc. 2001 Annual Report

                         SHOPSMITH, INC. AND SUBSIDARIES
                            Shareholders' information

Stock Quotations (Bid Prices)

Quarter ended                         High            Low
---------------------------           ----            ---
               July 3, 1999          $0.97          $0.69
            October 2, 1999           0.97           0.44
            January 1, 2000           0.94           0.41
              April 1, 2000           0.81           0.63

               July 1, 2000           0.70           0.53
         September 30, 2000           0.55           0.31
          December 30, 2000           0.31           0.25
             March 31, 2001           0.33           0.25





The common shares of the Company are traded in the over-the-counter market. The above stock quotations were obtained from daily broker quotation ("Pink") sheets and reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The Transfer Agent's records showed approximately 1,300 shareholders of record of the Company's common shares on June 1, 2001.



Per Share Information:

Amounts from 1998 and 1997 were not restated due to an immaterial effect on financial results

                               Diluted                            Shareholders'
                            Income (loss)         Dividends          Equity
2001                            $(0.04)              $ -              $1.41
2000 (restated)                  (0.24)                -               1.46
1999 (restated)                  (0.28)                -               1.70
1998                               0.63                -               1.99
1997                               0.66                -               1.36


Shopsmith Market Makers
       William V. Frankel & Co.                 Hill Thompson Magid & Co., Inc.
       Wien Securities Corp.                    GVR Company
       Fleet Trading                            Knight Securities, Inc.
       Spear Leeds & Kellogg Capital Markets    Paragon Capital Corp.
       Herzog, Heine, Geduld, Inc               Ladenburg, Thalmann & Co. Inc.
       National Securities, Inc.

Annual meeting
       Shopsmith's Annual Shareholders' Meeting will be held at 9:30 a.m. on Wednesday, July 25, 2001 at the Company's office and manufacturing facility located at 6530 Poe Avenue, Dayton, Ohio.

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

Shopsmith, Inc. 2001 Annual Report

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