Form 10-K, Exhibit 13
period 2002-03-30
SHOPSMITH INC
filed 2002-06-27
CIK 89925

EXHIBIT 13.1




                                [SHOPSMITH LOGO]





                                 SHOPSMITH, INC.

                          ANNUAL REPORT TO SHAREHOLDERS
                               FOR THE YEAR ENDED
                                 MARCH 30, 2002

Shopsmith, Inc. 2002 Annual Report



                         SHOPSMITH INC. AND SUBSIDIARIES


Financial Highlights:

                                                   Fiscal Years Ended
                                   --------------------------------------------
                                     March 30        March 31        April 1
                                       2002            2001            2000
                                       ----            ----            ----

Results of Operations:
   Net sales                       $ 16,274,627    $ 17,504,585    $ 19,554,170
   Loss before taxes                   (510,273)       (116,092)       (896,689)
   Income tax expense (benefit)       1,280,000               -        (273,000)
   Net loss                          (1,790,273)       (116,092)       (623,689)

Per Common Share:
   Shareholders' equity            $       0.73    $       1.41    $       1.46
   Dividends                                  -               -               -
   Diluted net loss per share             (0.69)          (0.04)          (0.24)

Financial position:
   Working capital                 $  1,327,610    $  2,295,635    $  2,436,804
   Total assets                       7,439,637       8,556,887       9,642,360
   Shareholders' equity               1,895,711       3,685,984       3,802,076
   Current ratio                           1.43            2.00            1.76
   Total debt to equity ratio              2.92            1.32            1.54
   Common shares outstanding          2,605,233       2,605,233       2,605,233




                                    Contents
   Letter to Shareholders                                                 3
   Reporting Responsibility                                               4
   Report of Independent Auditors                                         5
   Consolidated Financial Statements                                      6
   Notes to Consolidated Financial Statements                            11
   Management's Discussion and Analysis                                  20
   Selected Financial Data                                               22
   Shareholders' Information                                             23
   Directors and Officers                                                24

                                Corporate Profile

Headquartered in Dayton, Ohio, Shopsmith, Inc. is recognized as a leader in the production and marketing of quality woodworking tools. The Company distributes these tools and other woodworking products directly to consumers through demonstration, mail and Internet channels. The name "Shopsmith" is a registered trademark that the Company applies to the majority of the products it produces. The Company's common shares are traded in the over-the-counter market.

Shopsmith, Inc. 2002 Annual Report


To our Shareholders

During October of the current fiscal year Shopsmith began selling our core product, the Mark V, through demonstrations at Lowe's stores. While this direction represents a great opportunity, it has started slowly. Sales dollars declined by 7% from the prior year. Reflecting uncertainties in realizing deferred tax assets, the value at which these assets are carried on our books was reduced to zero. That reduction resulted in a charge to earnings (reflected as an income tax expense) of $1,280,000 for the current year. Our after tax results were a net loss of $1,790,000 or $.69 per diluted share in fiscal 2002 as compared to a net loss of $116,000 or $.04 per diluted share in fiscal 2001.

Sales dropped by 7% to $16,275,000 or $1,230,000 less than last year. This drop reflects a lower average price achieved on sales of the Mark V in our Lowe's demonstrations. Unit sales of our core product, the Mark V, increased by 13.6% over last year compared to last year's 25.9% decrease from two years ago. Our Internet accessory sales increased by 48% as we further expanded our efforts in this area.

Gross margins dropped by 17% to $8,149,000 from $9,207,000 a year ago primarily on the lower margin realized on sales through Lowe's. Net operating expenses dropped to $8,636,000 or 53.1% of sales in 2002 from $9,167,000 or 52.4% of sales last year. The reduction in operating expenses was primarily the result of reduced selling expenses associated with sales through Lowe's.



John R. Folkerth
Chairman of the Board
Chief Executive Officer

Shopsmith, Inc. 2002 Annual Report


REPORTING RESPONSIBILITY

Shopsmith's management is responsible for the preparation and integrity of the consolidated financial statements presented in this Annual Report. These statements have been prepared in conformity with accounting principles generally accepted in the United States of America using the best estimates and judgments of management.

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

The Audit Committee, comprised of outside directors, meets at least quarterly with management and the independent public accountants to review financial reporting, internal accounting controls, and audit results.






Mark A. May,
Vice President of Finance
Chief Financial Officer





John R. Folkerth,
Chairman of the Board
Chief Executive Officer

                           [CROWE CHIZEK LETTERHEAD]




                                  CROWE CHIZEK

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Shopsmith, Inc.
Dayton, Ohio

We have audited the accompanying consolidated balance sheets of Shopsmith, Inc. and Subsidiaries as of March 30, 2002 and March 31, 2001 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years ended March 30,2002, March 31, 2001 and April 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shopsmith, Inc. and Subsidiaries as of March 30, 2002 and March 31, 2001 and the consolidated results of its operations and its cash flows for the years ended March 30, 2002, March 31, 2001 and April 1, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                        /s/ Crowe, Chizek and Company LLP

                                            Crowe, Chizek and Company LLP

Columbus, Ohio
May 28, 2002

Shopsmith, Inc. 2002 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                      Fiscal Years Ended
                                          --------------------------------------------
                                            March 30        March 31        April 1
                                              2002            2001            2000
                                              ----            ----            ----

Net sales                                 $ 16,274,627    $ 17,504,585    $ 19,554,170
Cost of products sold                        8,125,882       8,297,903       8,944,137
                                          ------------    ------------    ------------
Gross margin                                 8,148,745       9,206,682      10,610,033

Selling expenses                             6,930,180       7,634,233       9,131,909
Administrative expenses                      1,705,689       1,533,142       2,167,893
                                          ------------    ------------    ------------
 Total operating expenses                    8,635,869       9,167,375      11,299,802

Income (loss) before
  other income and expense                    (487,124)         39,307        (689,769)

Non-recurring gain from demutualization
  of insurance company                         153,381               -               -

Interest income                                 71,129          50,305          48,450

Interest expense                               284,809         216,309         271,073

Other income, net                               37,150          10,605          15,703
                                          ------------    ------------    ------------

Loss before income taxes                      (510,273)       (116,092)       (896,689)

Income tax expense (benefit)                 1,280,000               -        (273,000)
                                          ------------    ------------    ------------

Net loss                                  $ (1,790,273)   $   (116,092)   $   (623,689)
                                          ============    ============    ============

Net loss per common share
(Note 9)

 Basic                                    $      (0.69)   $      (0.04)   $      (0.24)
                                          ============    ============    ============
 Diluted                                  $      (0.69)   $      (0.04)   $      (0.24)
                                          ============    ============    ============

                 See notes to consolidated financial statements

Shopsmith, Inc. 2002 Annual Report


                         SHOPSMITH INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                        March 30     March 31
                                                          2002         2001
                                                          ----         ----

                     ASSETS (Notes 1 and 3)
-----------------------------------------------------
Current Assets:
 Cash and equivalents (Note 2)                         $   76,324   $  651,530
 Restricted cash (Note 2)                                 151,585      174,718
 Accounts receivable:
    Trade, less allowance for doubtful accounts:
    $774,708 in 2002 and $924,250 in 2001               1,642,366      673,689
 Inventories (Note 2)
    Finished Products                                     875,888      975,502
    Raw materials and work in process                   1,427,369    1,192,723
                                                       ----------   ----------
           Total inventories                            2,303,257    2,168,225
 Deferred income taxes (Note 7)                                 -      498,000
 Prepaid expenses                                         218,660      431,912
                                                       ----------   ----------
           Total current assets                         4,392,192    4,598,074

Properties (Notes 2 and 10):
 Land, building and improvements                        3,143,908    3,161,199
 Machinery, equipment and tooling                       6,714,886    6,627,918
                                                       ----------   ----------
           Total cost                                   9,858,794    9,789,117
 Less accumulated depreciation and amortization         7,029,128    6,782,561
                                                       ----------   ----------
           Net properties                               2,829,666    3,006,556

Deferred income taxes (Note 7)                                  -      782,000

Long term portion of accounts receivable
 Trade, less allowance for doubtful accounts
  $116,432 in 2002 and $70,999 in 2001                    215,476      167,954

Other assets                                                2,303        2,303
                                                       ----------   ----------

Total assets                                           $7,439,637   $8,556,887
                                                       ==========   ==========

                                    Continued

Shopsmith, Inc. 2002 Annual Report


                         SHOPSMITH INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                              March 30       March 31
                                                                                2002           2001
                                                                                ----           ----

                       LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------
Current liabilities:
 Accounts payable                                                           $ 1,582,636    $ 1,113,380
 Note payable (Note 3)                                                          400,000              -
 Current portion of long-term debt and capital lease obligation (Note 10)       104,836         84,910
 Customer advances                                                              126,181        169,003
 Accrued liabilities:
  Compensation, employee benefits and payroll taxes                             289,559        278,443
  Sales taxes payable                                                            80,570        144,606
  Accrued recourse liability                                                    147,786        235,303
  Accrued expenses                                                              257,544        182,804
  Other                                                                          75,470         93,990
                                                                            -----------    -----------
           Total current liabilities                                          3,064,582      2,302,439

Long-term debt and capital lease obligation (Note 10)                         2,479,344      2,568,464
                                                                            -----------    -----------
           Total liabilities                                                  5,543,926      4,870,903

Shareholders' equity (Notes 6 and 8):
 Preferred shares- without par value;
  authorized 500,000; none issued
 Common shares- without par value;
  authorized 5,000,000; issued and outstanding 2,605,233                      2,806,482      2,806,482
 Retained earnings (deficit)                                                   (910,771)       879,502
                                                                            -----------    -----------
           Total shareholders' equity                                         1,895,711      3,685,984
                                                                            -----------    -----------

Total liabilities and shareholders' equity                                  $ 7,439,637    $ 8,556,887
                                                                            ===========    ===========

                 See notes to consolidated financial statements.

Shopsmith, Inc. 2002 Annual Report


                         SHOPSMITH INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                   Common Shares          Retained
                               Number       Amount        Earnings        Total
                            -----------   -----------   -----------    -----------
Balance April 3, 1999         2,605,233   $ 2,806,482   $ 1,619,283    $ 4,425,765

 Net loss for fiscal 2000             -             -      (623,689)      (623,689)
                            -----------   -----------   -----------    -----------

Balance April 1, 2000         2,605,233     2,806,482       995,594      3,802,076

 Net loss for fiscal 2001             -             -      (116,092)      (116,092)
                            -----------   -----------   -----------    -----------

Balance March 31, 2001        2,605,233     2,806,482       879,502      3,685,984

 Net loss for fiscal 2002             -             -    (1,790,273)    (1,790,273)
                            -----------   -----------   -----------    -----------

Balance March 30, 2002        2,605,233   $ 2,806,482   $  (910,771)   $ 1,895,711
                            ===========   ===========   ===========    ===========

      See notes to consolidated financial statements.

Shopsmith, Inc. 2002 Annual Report

                      SHOPSMITH INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                     Fiscal Years Ended
                                                                         -----------------------------------------
                                                                           March 30      March 31        April 1
                                                                             2002           2001           2000
                                                                         -----------    -----------    -----------

Cash flows from operating activities:
Net loss                                                                 $(1,790,273)   $  (116,092)   $  (623,689)
 Adjustments to reconcile net loss to
  cash provided from operating activities:
  Depreciation and amortization                                              246,567        280,843        301,022
  Provision for doubtful accounts                                            245,426        318,683        383,262
  Deferred income taxes                                                    1,280,000              -       (238,000)
  Cash provided from (required for) changes in assets and liabilities:
   Restricted cash                                                            23,133        (69,748)        (3,721)
   Accounts receivable                                                    (1,261,625)      (692,505)      (188,500)
   Inventories                                                              (135,032)       354,960       (112,277)
   Other assets                                                              213,252        147,832       (287,582)
   Accounts payable and customer advances                                    426,434       (213,778)       127,416
   Other current liabilities                                                 (84,217)      (424,428)        90,445
                                                                         -----------    -----------    -----------
Cash used in operating activities                                           (836,335)      (414,233)      (551,624)

Cash flows from investing activities:
 Maturity of short-term investments                                                -              -        989,122
 Property additions                                                          (77,632)       (44,286)       (72,937)
 Proceeds from sale of property                                               31,921              -              -
                                                                         -----------    -----------    -----------
Cash provided from (used in) investing activities                            (45,711)       (44,286)       916,185

Cash flows from financing activities:
 Increase note payable                                                       400,000              -              -
 Payments on long-term debt and capital lease obligation                     (93,159)      (191,338)       (68,545)
                                                                         -----------    -----------    -----------
Cash provided from (used in) financing activities                            306,841       (191,338)       (68,545)
                                                                         -----------    -----------    -----------

Net increase (decrease) in cash                                             (575,206)      (649,857)       296,016

Cash:
 At beginning of period                                                      651,530      1,301,387      1,005,371
                                                                         -----------    -----------    -----------
 At end of period                                                        $    76,324    $   651,530    $ 1,301,387
                                                                         ===========    ===========    ===========

              See notes to consolidated financial statements.

Shopsmith, Inc. 2002 Annual Report


SHOPSMITH, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION
-----------------------

The Company's sole business activity is the manufacturing, marketing, and sales of quality woodworking products in the United States through demonstration, telephone solicitation, mail-order and internet selling channels and, to a limited degree, through dealers in the United States, Canada and the United Kingdom. Shopsmith branded products account for substantially all sales. The majority of these products (as measured by dollar value) are manufactured by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the parent company and its subsidiaries, after elimination of significant intercompany balances and transactions.

STATEMENT OF CASH FLOWS

Following is supplementary information relating to the consolidated statement of cash flows:

         Cash paid (refunded) for the following items:

                                             2002       2001        2000
                                         --------   --------   ---------
         Interest                        $284,809   $216,309   $ 271,073
         Income taxes (net of refunds)          -          -     (33,478)

The Company entered into capital lease obligations of $23,965 in 2002 for a vehicle.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents represents all checking accounts and short-term cash investments having maturities of 90 days or less. Depository transactions and disbursements are handled primarily by one local financial institution, which provides FDIC coverage of $100,000 per depositor. The Company's accounts periodically exceed FDIC limits. At March 30, 2002, approximately $152,000 was maintained in an account restricted by the bank for use in funding any credit card returns or chargebacks that may occur. Approximately $175,000 was maintained at March 31, 2001 in an account restricted for use in funding the Company's recourse obligations should the Company be unable to do so itself through its normal operations.

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

Shopsmith, Inc. 2002 Annual Report

liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances to deferred tax assets are provided to reflect doubtful realization of future tax benefits.

REVENUE RECOGNITION

The company records revenue at the time of shipment. The company reduces revenue for anticipated returns based on historical experience

INSTALLMENT CONTRACTS

Retail installment contracts sold to financial institutions were $1.7 million in 2002, $4.5 million in 2001, and $8.2 million in 2000. Of these contracts, $1.7 million, $4.1 million, and $ 6.5 million were sold without recourse in 2002, 2001, and 2000 respectively. At March 30, 2002 approximately $1.5 million of installment contracts sold to a financial institution with a recourse provision were still outstanding.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments below is estimated using a discounted cash flow analysis:

                            March 30, 2002                 March 31, 2001
                        Carrying      Estimated       Carrying       Estimated
                         Value        Fair Value        Value        Fair Value
                       ----------     ----------     ----------      ----------
Liabilities:
  Long-term debt       $2,584,180     $2,890,933     $2,653,373      $2,680,836

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value.

PRODUCT WARRANTIES

Products are warranted against defects in material and workmanship for two years. Estimated costs are accrued for warranties presently in force.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs were not material in 2002, 2001, and 2000.

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

ADVERTISING EXPENSES

The Company recognizes media expenses in the period demonstration events occur. Catalog costs are accounted for under the accounting principles related to direct response advertising. These principles provide for capitalization of costs and amortization over the period of expected revenue from the direct response advertising.

Total advertising expenses for each fiscal year were approximately $1.8 million, $2.1 million, and $2.7 million in 2002, 2001, and 2000, respectively.

Shopsmith, Inc. 2002 Annual Report




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

FISCAL YEAR

Shopsmith's fiscal year follows a 52/53-week pattern consistent with its fiscal year for tax purposes. The years ended March 30, 2002, March 31, 2001, and April 1, 2000 were all 52-week years.

BUSINESS SEGMENTS

The Company has only one operating segment within the meaning of SFAS Number
131.

3. BORROWING ARRANGEMENT
------------------------

During fiscal 2002, Shopsmith entered into an arrangement with John R. Folkerth, the Company's CEO, which allows the Company to borrow up to $500,000 with interest at twelve percent. Substantially all personal property except for certain receivables are pledged as collateral. Interest is due monthly and the note is payable on demand. At March 30, 2002, there was $400,000 outstanding under this arrangement. Borrowings from Mr. Folkerth are subject to Mr. Folkerth's approval and are payable upon demand by Mr. Folkerth.

4. EMPLOYEE BENEFIT PLANS
-------------------------

Shopsmith maintains a defined contribution employee benefit plan covering substantially all employees. At the discretion of the Board of Directors, the Company matches employee contributions of up to four percent of compensation at rates of 25 or 50 percent, depending on amounts contributed by employees. Included in operations were approximately $0, ($42,000), and $57,000 for 2002, 2001, and 2000, respectively.

The Company provides certain health care and life insurance benefits to substantially all employees. These benefits are provided by insurance.

5. LEASES
---------

Rent expense was approximately $121,000 in 2002, $93,000 in 2001, and $221,000 in 2000.

Operating lease obligations for the next five fiscal years are:

    2003                                   $  59,776
    2004                                      52,439
    2005                                      14,647
    2006                                      16,068
    2007                                      14,150
                                           ---------
                                           $ 157,080
                                           =========


6. STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

The Company has both fixed and performance based options. The exercise price of each option equals or exceeds the market price of the Company's stock on the date of grant. The maximum term of the options is ten years.

In June 1993, the Company granted a non-qualified stock option, outside the 1988 and 1984 plans, for 20,000 shares to an employee to purchase stock at $3.00 per share. The option became exercisable in annual installments beginning one year from the date of grant and expires on June 20, 2003.

In August 1993, the Company adopted an employee stock purchase plan, which permits eligible employees and directors of Shopsmith to purchase from time to time up to 250,000 Shopsmith common shares directly

Shopsmith, Inc. 2002 Annual Report

from the Company without payment of brokerage fees. The purchase price of the shares purchased under the plan is the market price of the shares (based upon a five-day average closing price at the time of purchase). No shares were purchased under the plan in 2002, 2001, and 2000.

In July 1995, the shareholders approved the 1995 option plan that provides for the issuance of up to 250,000 shares. Within the past three fiscal years, 100,000 options were granted in 2002, no options were granted in 2001, and 105,000 options were granted in 2000. As to the 2000 awards, grants were contingent upon the achievement of certain pre-tax income thresholds in 2001, 2002 and 2003. Earnings thresholds attached to 64,997 shares granted in fiscal 2000 were not achieved in fiscal 2001 and fiscal 2002, and those portions of the options were cancelled.

In July 1997, the shareholders approved the 1997 option plan, which provides for the issuance of up to 250,000 shares pursuant to options granted under the plan. 60,000 options were granted in 2001 at an average option price of $.43 per share. Earnings thresholds attached to 114,000 shares granted in fiscal 1998 and 1999 were not achieved. Accordingly, options covering 37,999, 33,002 and 42,999 shares were cancelled in 2000, 1999 and 1998 respectively. Options granted in 2000 for 35,000 shares include pre-tax earnings thresholds for 2001 through 2003. The earnings threshold attached to 23,332 shares were not met in fiscal 2001 and fiscal 2002, and those portions of the options were cancelled.

In February 2000, the Company adopted The 2000 Director Stock Option Plan that permits non-employee directors to purchase up to a maximum of 72,000 common shares. Options for 6,000 shares (2,000 for each non-employee directory) were granted in fiscal 2000 at an average option price of $.69 per share. Options for 6,000 shares (2,000 for each non-employee director) were granted in fiscal 2001 at an average option price of $.56 per share. Options for 6,000 shares (2,000 for each non-employee director) were granted in fiscal 2002 at an average option price of $.63 per share. The plan provides for annual grants of options for 2,000 shares to each non-employee director immediately following each Annual Meeting of Shareholders.

Options outstanding at the end of fiscal 2002 were 306,670 at an average exercise price of $.92. Of these options 249,670 were in the range of $.43 to $.82 at a weighted average exercise price of $.59 and 57,000 were in the range of $1.91 to $3.17 at a weighted average exercise prices of $2.33.

Shopsmith, Inc. 2002 Annual Report


Additional information relating to its plans is as follows:


                                          2002                        2001                      2000
                                          ----                        ----                      ----
                                 Num           Avg Price         Num        Avg Price      Num      Avg Price
                                                 1984 Plan
Expired                                -                              -                   2,250         6.84
Outstanding at year end                -                              -                       -

                                                 1988 Plan
Cancelled                              -                              -                  37,932         1.00
Expired                                -                              -                   2,724         0.67
Outstanding at year end                -                              -                       -

                                                 1995 Plan
Granted                          100,000         0.57                 -                 105,000         0.77
Cancelled                         29,999         0.78            61,665         1.14     54,000         2.10
Expired                           78,334         1.48                 -                  40,000         1.91
Available                         82,998                         74,665                  13,000
Exercisable at year end           22,000         1.91            82,000         1.79    102,000         1.81
Outstanding at year end          137,002         0.83           145,335         1.35    207,000         1.29

                                                 1997 Plan
Granted                                -                         60,000         0.43     80,000         0.71
Cancelled                         11,666         0.72            11,666         0.72     37,999         2.95
Available                        118,332                        106,666                 155,000
Exercisable at year end           65,000         0.92            24,999         1.24      5,000         2.08
Outstanding at year end          131,668         0.73           143,334         0.73     95,000         0.92

                                                 Director Plan
Granted                            6,000         0.63             6,000         0.56      6,000         0.69
Available                         54,000                         60,000                  66,000
Exercisable at year end           18,000         0.63            12,000         0.63      6,000         0.69
Outstanding at year end           18,000         0.63            12,000         0.63      6,000         0.69

Except for outstanding options, the plans terminate in ten years.

In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123), the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. The Company has variable and non-variable stock option plans. No compensation cost from the variable stock option plans was recognized in fiscal 2000, 2001, or 2002. The variable stock option plans could result in future compensation expense. If the Company had elected to recognize compensation expense for the non-variable stock option plans at the fair value of the options granted at grant dates as prescribed by SFAS 123, net income (loss) and per share amounts would have been adjusted to the proforma amounts indicated in the table below.

                                                      2002           2001        2000
                                                      ----           ----        ----
Net income (loss)- as reported                    $(1,790,273)    $(116,092)  $(623,689)
Net income (loss)- pro forma                      $(1,808,273)    $(122,092)  $(655,689)
Diluted earnings (loss) per share- as reported    $     (0.69)    $   (0.04)  $   (0.24)
Diluted earnings (loss) per share- pro forma      $     (0.69)    $   (0.04)  $   (0.25)

Shopsmith, Inc. 2002 Annual Report



The fair value of each options grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                   2002           2001          2000
                                   ----           ----          ----
Expected dividend yield              0%             0%            0%
Expected stock volatility           32%            32%           22%
Risk -free interest rate          4.74%          4.64%         6.60%
Expected life of options        5 years        5 years       5 years

7. INCOME TAXES

The income tax benefit (provision) reflected in the consolidated statements of operations is comprised of the following:

                                        2002          2001       2000
                                        ----          ----       ----
Current                              $         -     $   -    $    35,000
Deferred                                       -         -         90,000
                                     -----------     -----    -----------

Provision for income taxes before
 effect of adjustment of
 valuation allowances                          -         -        125,000

Effect of adjustment of valuation     (1,280,000)
 allowances                                    -         -        148,000
                                     -----------     -----    -----------

Income tax benefit (expense)         $(1,280,000)    $   -    $   273,000
                                     ===========     =====    ===========




The change in the valuation allowance for each year represents the effect of the Company's evaluation of the realizability of future tax benefits.

The components of deferred tax assets and liabilities included in the balance sheet are:

                                         2002           2001          2000
                                         ----           ----          ----
Expenses not currently deductible    $  166,000     $  137,000    $  277,000
Inventory valuation                       9,000         23,000        26,000
Allowance for doubtful accounts         303,000        338,000       220,000
Less valuation allowance               (478,000)             -             -
                                     ----------     ----------    ----------
  Current                                     -        498,000       523,000
                                     ----------     ----------    ----------

Tax loss carryforwards                  806,000        637,000       611,000
Tax credit carryforwards                 55,000         55,000        55,000
Accumulated depreciation                      -              -         1,000
Alternative minimum tax payments         90,000         90,000        90,000
Less valuation allowance               (951,000)             -             -
                                     ----------     ----------    ----------
  Non-current                                 -        782,000       757,000
                                     ----------     ----------    ----------
    Total                            $        -     $1,280,000    $1,280,000
                                     ----------     ----------    ----------



Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recorded for financial reporting purposes and such amounts as measured by tax laws and regulations.

Shopsmith, Inc. 2002 Annual Report


The Company's effective tax rate differs from the U. S. statutory rate as follows:

                                           2002        2001        2000
                                         ------      ------      ------
Federal statutory rate                     34.0%       34.0%       34.0%
                                         ------      ------      ------

Non deductible expenses
  principally meals and entertainment      (4.8%)     (26.4%)      (3.2%)
Change in valuation allowance            (280.0%)       0.0%       15.1%
Expiration of tax credits                   0.0%        0.0%      (15.1%)
Other, net                                  0.0%       (7.6%)      (0.1%)
                                         ------      ------      ------
                                         (250.8%)       0.0%       30.7%
                                         ======      ======      ======



Net operating losses and tax credits expire as follows:

                                   Net Operating          Tax
                                      Losses            Credits
                                    ------------        --------
2004                                                    $  4,000
2005                                                      23,000
2006                                                      18,000
2007                                                      10,000
2010                                    867,000                -
2019                                    316,000                -
2020                                    614,000
2021                                     93,000                -
2022                                    149,000                -
                                    -----------         --------
                                    $ 2,039,000         $ 55,000
                                    ===========         ========



8. STOCK REPURCHASE
-------------------

In October 1997, the Company's Board of Directors approved a plan under which the Company may repurchase up to 200,000 common shares in market and other transactions from time to time. Such transactions will be at the discretion of the Company and the plan will continue indefinitely. The Company has repurchased 88,000 shares through March 30, 2002 under this plan. No repurchases were made in fiscal 2000, 2001, or 2002.

Shopsmith, Inc. 2002 Annual Report


9. EARNINGS PER SHARE
---------------------

Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect reduced per share amounts that would have resulted if stock options had been converted into common stock. The following reconciles amounts reported in the financial statements:

Net operating losses and tax credits expire as follows:

                                        2002            2001            2000
                                        ----            ----            ----
 Net loss                           $(1,790,273)    $  (116,092)    $  (623,689)
                                    ===========     ===========     ===========

Weighted average shares               2,605,233       2,605,233       2,605,233
Additional dilutive shares                    -               -               -
                                    -----------     -----------     -----------
Total dilutive shares                 2,605,233       2,605,233       2,605,233
                                    ===========     ===========     ===========

Basic earnings (loss) per share     $     (0.69)    $     (0.04)    $     (0.24)
                                    ===========     ===========     ===========
Diluted earnings (loss) per share   $     (0.69)    $     (0.04)    $     (0.24)
                                    ===========     ===========     ===========




There were no additional dilutive shares included in the computation at March 30, 2002, March 31, 2001, and April 1, 2000 because the stock options were anti-dilutive.

10. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATION
-----------------------------------------------

In 1999 the Company purchased the building it had been leasing. The seller financed the building purchase. The financing agreement, among other things, provided for a $100,000 down payment and a secured mortgage note for $2,800,000 at an 8.75% interest rate. The agreement also contains certain covenant provisions. In 2002, the agreement was amended to continue the $25,785 of monthly principal and interest payments until January 1, 2006 at which time the scheduled balance of approximately $2,180,000 will become due and payable. The outstanding balance was $2,558,844 at March 30, 2002 and $2,640,445 at March 31, 2001. Scheduled maturities, including capital leases, are as follows:

         2003               $   104,836
         2004               $   105,506
         2005               $   107,172
         2006               $ 2,266,666



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

Shopsmith, Inc. 2002 Annual Report

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

12. QUARTERLY FINANCIAL DATA (UNAUDITED)
----------------------------------------

Shown below is the unaudited quarterly financial data for the years ended March 30, 2002 and March 31, 2001. The fourth quarter of fiscal 2002 includes an adjustment of $1,280,000 to the valuation allowance for deferred tax assets.

                                                                 Earnings
                       Net           Gross          Net         (loss) per
                      Sales          Profit    Income (Loss)       Share
                    ---------      ---------   -------------    ---------
2002
  First Quarter   $ 3,037,505    $ 1,629,312    $  (494,860)    $  (0.19)
  Second Quarter    3,288,636      1,722,009    $  (225,536)    $  (0.09)
  Third Quarter     4,617,061      2,229,490    $    33,429     $   0.01
  Fourth Quarter    5,331,425      2,567,934    $(1,103,306)    $  (0.42)

2001
  First Quarter     3,669,355      1,935,312       (569,128)       (0.22)
  Second Quarter    4,001,309      2,100,908         30,972         0.01
  Third Quarter     4,148,057      2,212,862         (5,256)       (0.00)
  Fourth Quarter    5,685,864      2,957,600        427,320         0.16

Shopsmith, Inc. 2002 Annual Report




                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
---------------------

GENERAL
-------

Shopsmith manufactures and sells woodworking products. Our core product, the Mark V is sold directly to consumers through demonstration sales events and indirectly to consumers through distributors, primarily Lowe's where Shopsmith also conducts sales demonstrations, along with smaller amounts through other efforts. Mark V sales demonstrations are done in shopping malls, at home shows, and at state fairs. Other woodworking products and accessories are sold through mail and Internet channels. Shopsmith recognizes revenue for these orders at the time of product shipment.

In fiscal 2003, Shopsmith has implemented a employee salary reduction plan. As part of this plan, fiscal 2003 pre-tax income above $100,000 will be used to return the amount of the reduction and to pay an additional incentive equal to the amount of the reduction, as income permits.

2002-2001
---------

A net loss of $1,790,000 or $.69 per share occurred in the year ended March 30, 2002 compared to a fiscal year 2001 loss of $116,000 or $.04 per share. This loss included a $1,280,000 valuation reserve against deferred tax assets that was created because of the uncertainty in the realizability of these assets.

During the year, Shopsmith began selling its core product, the Mark V, through demonstrations at Lowe's stores. Sales to Lowe's accounted for 22% of fiscal year 2002 sales. Sales at these demonstrations brought a lower sales price and margin percentage compared to our previous demonstration sales, but with lower selling costs. Results from these demonstrations has been below our expectations. A focus during the coming year will be to improve the results of these efforts.

Sales declined by $1,230,000 or 7% to $16,275,000 from last year's $17,505,000.
This decrease reflects the lower sales price on the Mark V, when sold through Lowe's. Unit shipments of the Mark V increased by 13.6% over the prior year. Margins rates were also affected by this change and declined to $8,149,00 or 50.1% of sales from $9,207,000 or 52.6% of sales last year.

Net operating expenses decreased to $8,636,000 or 53.1% of sales, from $9,167,000 or 52.4% of sales last year. The change in net operating expenses reflects the lower selling costs from the change in demonstrations, offset by higher administrative costs.

2001-2000
---------

A net loss of $116,000 or $.04 per share was experienced in the year ended March 31, 2001 compared to fiscal year 2000 loss of $624,000 or $.24 per share. Sales declined to $17,505,000 or $2,049,000 and 10% from last year's $19,554,000 amounts. The decrease in sales was due to a reduction in the number of demonstration sales events, eliminating the events with weaker projected results. Unit shipments of the Company's core product, the Mark V were 25.9% lower than a year ago, reflecting the decrease in sales demonstration events. This was partially offset by improvements in Internet, catalog and mail sales and traveling academies. Sales of these accessory items are primarily to Mark V owners. Because of the Mark V's durability and long useful life, accessory sales have been largely unaffected by the reduction in Mark V units.

Gross margins dropped by 13% to $9,207,000 in fiscal 2001 from $10,610,000 in fiscal 2000 due to lower volume. Overall gross margin rates declined to 52.6% of sales from 54.3% last year. Primarily the change in gross margin rates was due to increased usage of promotional pricing in our catalog and Internet sales channels.

Net operating expenses decreased to $9,167,000 or 52.4% of sales, from $11,300,000 or 57.8% of sales last year. This decrease is largely due to lower selling costs that resulted from the reduction in the number of demonstration sales events. Administrative costs also declined, due to several factors, including a reduction on payroll costs and a favorable evaluation of contingency exposure.

Shopsmith, Inc. 2002 Annual Report

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

Gross margin improved by $1,434,000 to $10,610,000 in fiscal 2000 primarily on the expanded volume. Overall margin rate improved to 54.3% of sales from 52.2 % in the prior year as due to better margin rates in continuing sales programs compared to lower margin rates on the suspended Crafter's station product line.

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

LIQUIDITY AND CAPITAL
---------------------

Cash used in operations for the year ended March 30, 2002 totaled $836,000 compared to $414,000 a year ago. In fiscal year 2002, the main usage of cash was current year losses. Additional cash was also required to support an increase in receivables caused by the sales to Lowe's. During fiscal 2002, CitiFinancial terminated its agreement with Shopsmith to finance the Company's customers. The Company has not currently identified a replacement for this financing. Shopsmith currently finances some of these customers directly which has also increased receivables. Shopsmith has entered into a factoring arrangement with Metro Financial concerning the receivables from Lowe's.

The Company's previous line of credit agreement with Huntington National Bank was terminated November 14, 2001.

During the year, Shopsmith also entered into an arrangement with John R. Folkerth, the company's CEO, which allows the Company to borrow up to $500,000. At March 30, 2002, Shopsmith had borrowed $400,000 on a secured basis from John Folkerth. Borrowings from Mr. Folkerth are subject to Mr. Folkerth's approval and are payable upon demand by Mr. Folkerth.

In fiscal year 2000, the net losses of $624,000 together with increases in receivable balances and inventory levels were the main reasons for cash usage. Maturing short-term investments of $989,000 were utilized in the fiscal 2000 to fund the operating cash requirements.

The current ratio was 1.43 to 1 at March 30, 2002 compared to 2.00 to 1 a year ago. The debt to equity ratio increased to 2.92 to 1 from 1.32 to 1 at the beginning of the year.

CAPITAL EXPENDITURES
--------------------

No significant capital items were purchased in 2002 or 2001.


FORWARD LOOKING STATEMENTS
--------------------------

The foregoing discussion and the Company's consolidated financial statements contain certain forward-looking statements that involve risks and uncertainties, including but not limited to the following: (a) the adequacy of operating cash flows over the next several years together with currently available working capital to finance the operating needs of the Company and (b) the resolution without material liability or expense of certain claims pending against the Company as described in Note 11 to Consolidated Financial Statements.

Shopsmith, Inc. 2002 Annual Report



                         SHOPSMITH INC. AND SUBSIDIARIES
                             Selected Financial Data

Five-Year Review of Performance

(Dollars in thousands except per share)

                                         2002         2001         2000         1999         1998
                                       --------     --------     --------     --------     --------
Summary of operations:
 Net sales                             $ 16,275     $ 17,505     $ 19,554     $ 17,576     $ 18,799
 Interest income                             71           50           48          103          126
 Interest(expense)                         (285)        (216)        (271)         (68)           -
 Income (loss) before income
  taxes                                    (510)        (116)        (897)        (795)       1,635
 Income tax expense (benefit)             1,280            -         (273)         (60)         (92)
 Net income (loss)                       (1,790)        (116)        (624)        (735)       1,727

Financial Position:
 Working capital                       $  1,328     $  2,296     $  2,437     $  3,183     $  4,092
 Property-net                             2,830        3,007        3,228        3,456          487
 Total assets                             7,440        8,577        9,642       10,058        8,132
 Long-term debt                           2,479        2,568        2,640        2,817            -
 Shareholders' equity                     1,896        3,686        3,802        4,426        5,223

Per share information:
 Income (loss) per share-basic:           (0.69)       (0.04)       (0.24)       (0.28)        0.65
 Income (loss) per share-diluted:         (0.69)       (0.04)       (0.24)       (0.28)        0.63
 Shareholders' equity per share            0.73         1.41         1.46         1.70         1.99

Performance indicators:
 Return on sales (%)                      (11.0)        (0.7)        (3.2)        (4.2)         9.2
 Return on average shareholders'
  equity(%)                               (64.1)        (3.1)       (15.2)       (15.2)        39.1
 Return on average total assets (%)       (22.4)        (1.3)        (6.3)        (8.1)        23.5
 Current ratio                             1.43         2.00         1.76         2.13         2.80
 Ratio of total debt to equity             2.92         1.32         1.54         1.27         0.56

Other information:
 Number of employees at year end:
  Full time                                 112          107          114          115          108
  Part time                                  18           14           16           12            4
                                       --------     --------     --------     --------     --------
                                            130          121          130          127          112

Average shares outstanding (000's)        2,605        2,605        2,605        2,603        2,658
                                       --------     --------     --------     --------     --------

Shopsmith, Inc. 2002 Annual Report




                         SHOPSMITH, INC. AND SUBSIDARIES
                            Shareholders' information

Stock Quotations (Bid Prices)

     Quarter ended               High         Low
     -------------------         ----         ---
            July 1, 2000         0.70        0.53
      September 30, 2000         0.55        0.31
       December 30, 2000         0.31        0.25
          March 31, 2001         0.33        0.25

           June 30, 2001         0.51        0.29
      September 29, 2001         0.70        0.45
       December 29, 2001         0.61        0.42
          March 30, 2002         0.40        0.32



The common shares of the Company are traded in the over-the-counter market. The above stock quotations were obtained from daily broker quotation ("Pink") sheets and reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The Transfer Agent's records showed approximately 1,200 shareholders of record of the Company's common shares on May 1, 2002.

Per Share Information:

                                Diluted                  Shareholders'
                             Income (loss)   Dividends       Equity
2002                            $ (0.69)       $ -           $ 0.73
2001                              (0.04)         -             1.41
2000                              (0.24)         -             1.46
1999                              (0.28)         -             1.70
1998                               0.63          -             1.99



Shopsmith Market Makers
         William V. Frankel & Co.                Hill Thompson Magid & Co., Inc.
         Fleet Trading                           Knight Securities, Inc.
         Spear Leeds & Kellogg Capital Markets   Paragon Capital Corp.
         Herzog, Heine, Geduld, Inc              Ladenburg, Thalmann & Co. Inc.
         Schwabb Capital Markets

Annual meeting
         Shopsmith's Annual Shareholders' Meeting will be held at 9:30 a.m. on Wednesday, July 31, 2001 at the Company's office and manufacturing facility located at 6530 Poe Avenue, Dayton, Ohio.

Corporate contact
         Shareholders desiring a copy of the Shopsmith Inc. Annual Report on Form 10-K or other information on the Company should direct a request to:

                           Mark A. May, Vice President of Finance
                           Shopsmith, Inc.
                           6530 Poe Avenue
                           Dayton, Ohio 45414
                           937-898-6070 Extension 713

Shopsmith, Inc. 2002 Annual Report


                         SHOPSMITH INC. AND SUBSIDIARIES

                             Directors and Officers

     Board of Directors
John R. Folkerth, Chairman of the Board and Chief Executive Officer, Shopsmith, Inc., Dayton, Ohio

Robert L. Folkerth, President and Chief Operating Officer, Shopsmith, Inc., Dayton, Ohio

J. Michael Herr, Thompson Hine LLP, Attorneys-at-Law, Dayton, Ohio

Edward A. Nicholson, President, Robert Morris University, Coraopolis,
Pennsylvania

Brady L. Skinner, Audit Partner, Brady, Ware & Schoenfeld Inc. Dayton, Ohio





        Audit Committee of the Board of Directors

J. Michael Herr, Edward A. Nicholson and Brady L. Skinner



        Corporate Vice Presidents

Mark A. May, Vice President of Finance and Chief Financial Officer

Lawrence R. Jones, Vice President, Operations



        General Information

Transfer agent and registrar:
        The Fifth Third Bank, Cincinnati, Ohio
Independent Auditors:
        Crowe, Chizek and Company LLP, Columbus, Ohio
General Counsel:
        Thompson Hine LLP, Dayton, Ohio

Equal Employment Opportunity Statement: It is the policy of Shopsmith, Inc. to give equal opportunity to all qualified persons without regard to race, color, sex, age, marital status, handicap, religion or national origin.