Form 10-K, Exhibit 13
period 2003-04-05
SHOPSMITH INC
filed 2003-06-25
CIK 89925

                                                                      EXHIBIT 13

                                [SHOPSMITH LOGO]

                                 SHOPSMITH, INC.

                          ANNUAL REPORT TO SHAREHOLDERS

                               FOR THE YEAR ENDED
                                  APRIL 5, 2003

Shopsmith, Inc. 2003 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES

Financial Highlights:
                                                              Fiscal Years Ended
                                                   -----------------------------------------
                                                   April 5,       March 30,        March 31,
                                                     2003           2002             2001
                                                     ----           ----             ----
Results of Operations:
   Net sales                                     $15,336,427     $16,274,627      $17,504,585
   Income (loss) before income taxes                 100,000        (510,273)        (116,092)
   Income tax expense                                      -       1,280,000                -
   Net income (loss)                                 100,000      (1,790,273)        (116,092)

Per Common Share:
   Shareholders' equity                          $      0.77     $      0.73      $      1.41
   Dividends                                               -               -                -
   Diluted net income (loss) per share                  0.04           (0.69)           (0.04)

Financial position:
   Working capital                               $ 1,131,277     $ 1,327,610      $ 2,295,635
   Total assets                                    7,049,010       7,439,637        8,556,887
   Shareholders' equity                            1,995,711       1,895,711        3,685,984
   Current ratio                                        1.42            1.43             2.00
   Total debt to equity ratio                           2.53            2.92             1.32
   Common shares outstanding                       2,605,233       2,605,233        2,605,233

                                    Contents

Letter to Shareholders                                                     3
Reporting Responsibility                                                   4
Report of Independent Auditors                                             5
Consolidated Financial Statements                                          6
Notes to Consolidated Financial Statements                                11
Management's Discussion and Analysis                                      21
Selected Financial Data                                                   24
Shareholders' Information                                                 25
Directors and Officers                                                    26

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

Shopsmith, Inc. 2003 Annual Report

To our Shareholders

During the current fiscal year Shopsmith continued optimizing our effort to sell our core product, the Mark V, through demonstrations at Lowe's stores. Although Mark V unit sales declined, expenses were closely controlled to produce a profitable year. Our after tax results were a net income of $100,000 or $.04 per diluted share in fiscal 2003 as compared to a net loss of $1,790,000 or $.69 per diluted share in fiscal 2002.

Sales during fiscal 2003 dropped by 6% to $15,336,000 or $938,000 less than last year. This drop reflects a lower average price achieved on sales of the Mark V in our Lowe's demonstrations as compared to the field sales demonstrations they replaced. Unit sales of our core product, the Mark V, decreased by 8.6% during fiscal 2003 from last year compared to last year's 13.6% increase from two years ago. Our Internet accessory sales increased by 31% as we further expanded our efforts in this area.

Gross margins dropped by 4% to $7,803,000 from $8,149,000 a year ago. Net operating expenses dropped to $7,515,000 or 49.0% of sales in fiscal 2003 from $8,636,000 or 53.1% of sales last year. The reduction in operating expenses was primarily the result of reduced selling expenses associated with sales through Lowe's.

John R. Folkerth
Chairman of the Board
Chief Executive Officer

Shopsmith, Inc. 2003 Annual Report

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

Independent public accountants are selected annually by the Audit Committee of the Board of Directors, subject to approval by shareholders, to audit the financial statements. Their audit includes a review of internal controls to the extent considered necessary and selective tests of transactions to support their report, which follows.

The Audit Committee, comprised of outside directors, meets at least quarterly with management and the independent public accountants to review financial reporting, internal accounting controls, and audit results.

Mark A. May,
Vice President of Finance
Chief Financial Officer

John R. Folkerth,
Chairman of the Board
Chief Executive Officer

Shopsmith, Inc. 2003 Annual Report

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Shopsmith, Inc.
Dayton, Ohio

We have audited the accompanying consolidated balance sheets of Shopsmith, Inc. and Subsidiaries as of April 5, 2003 and March 30, 2002 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years ended April 5, 2003, March 30, 2002 and March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shopsmith, Inc. and Subsidiaries as of April 5, 2003 and March 30, 2002 and the consolidated results of its operations and its cash flows for the years ended April 5, 2003, March 30, 2002 and March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Columbus, Ohio
May 14, 2003

Shopsmith, Inc. 2003 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   Fiscal Years Ended
                                                                   ------------------
                                                      April 5,           March 30,         March 31,
                                                        2003               2002              2001
                                                        ----               ----              ----
Net sales                                           $ 15,336,427       $ 16,274,627      $ 17,504,585
Cost of products sold                                  7,533,064          8,125,882         8,297,903
                                                    ------------       ------------      ------------
Gross margin                                           7,803,363          8,148,745         9,206,682

Selling expenses                                       5,617,518          6,930,180         7,634,233
Administrative expenses                                1,897,455          1,705,689         1,533,142
                                                    ------------       ------------      ------------
 Total operating expenses                              7,514,973          8,635,869         9,167,375

Income (loss) before
  other income and expense                               288,390           (487,124)           39,307

Non-recurring gain from demutualization
  of insurance company                                         -            153,381                 -

Interest income                                          132,954             71,129            50,305

Interest expense                                         327,517            284,809           216,309

Other income, net                                          6,173             37,150            10,605
                                                    ------------       ------------      ------------

Income (loss) before income taxes                        100,000           (510,273)         (116,092)

Income tax expense                                             -          1,280,000                 -
                                                    ------------       ------------      ------------

Net income (loss)                                   $    100,000       $ (1,790,273)     $   (116,092)
                                                    ============       ============      ============

Net income (loss) per common share
(Note 9)

Basic                                               $       0.04       $      (0.69)     $      (0.04)
                                                    ============       ============      ============
Diluted                                             $       0.04       $      (0.69)     $      (0.04)
                                                    ============       ============      ============

                 See notes to consolidated financial statements

Shopsmith, Inc. 2003 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                April 5,         March 30,
                                                                  2003             2002
                                                                  ----             ----
                                     ASSETS

Current assets:
 Cash and cash equivalents (Note 2)                           $    250,316      $    76,324
 Restricted cash (Note 2)                                                -          151,585
 Accounts receivable:
    Trade, less allowance for doubtful accounts:
    $915,489 in 2003 and $774,708 in 2002                        1,395,660        1,642,366
 Inventories (Note 2):
    Finished products                                              856,629          875,888
    Raw materials and work in process                            1,098,679        1,427,369
                                                              ------------      -----------
           Total inventories                                     1,955,308        2,303,257
 Prepaid expenses                                                  209,072          218,660
                                                              ------------      -----------
           Total current assets                                  3,810,356        4,392,192

Properties (Notes 2 and 10):
 Land, building and improvements                                 3,148,348        3,143,908
 Machinery, equipment and tooling                                6,723,950        6,714,886
                                                              ------------      -----------
           Total cost                                            9,872,298        9,858,794
 Less, accumulated depreciation and amortization                 7,213,852        7,029,128
                                                              ------------      -----------
           Net properties                                        2,658,446        2,829,666

Long-term portion of accounts receivable
 trade, less allowance for doubtful accounts:
  $205,709 in 2003 and $116,432 in 2002                            577,080          215,476

Other assets                                                         3,128            2,303
                                                              ------------      -----------

Total assets                                                  $  7,049,010      $ 7,439,637
                                                              ============      ===========

                                    Continued

Shopsmith, Inc. 2003 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                           April 5,          March 30,
                                                                                             2003              2002
                                                                                             ----              ----
                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable                                                                         $    949,801      $  1,582,636
Note payable (Note 3)                                                                         400,000           400,000
Current portion of long-term debt and capital lease obligation (Note 10)                      105,458           104,836
Customer advances                                                                              65,489           126,181
Accrued liabilities:
 Compensation, employee benefits and payroll taxes                                            396,573           289,559
 Sales taxes payable                                                                           64,177            80,570
 Accrued recourse liability                                                                   351,055           147,786
 Accrued expenses                                                                             273,605           257,544
 Other                                                                                         72,921            75,470
                                                                                         ------------      ------------
           Total current liabilities                                                        2,679,079         3,064,582

Long-term debt and capital lease obligation (Note 10)                                       2,374,220         2,479,344
                                                                                         ------------      ------------
           Total liabilities                                                                5,053,299         5,543,926

Shareholders' equity (Notes 6 and 8):
 Preferred shares- without par value;
  authorized 500,000; none issued
 Common shares- without par value;
  authorized 5,000,000; issued and outstanding 2,605,233                                    2,806,482         2,806,482
 Deficit                                                                                     (810,771)         (910,771)
                                                                                         ------------      ------------
           Total shareholders' equity                                                       1,995,711         1,895,711
                                                                                         ------------      ------------

Total liabilities and shareholders' equity                                               $  7,049,010      $  7,439,637
                                                                                         ============      ============

                 See notes to consolidated financial statements.

Shopsmith, Inc. 2003 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                   Retained       Total
                                                         Common Shares             Earnings    Shareholders'
                                                    Number          Amount        (Deficit)       Equity
                                                   ---------     -----------      ----------   -------------
Balance April 1, 2000                               2,605,233    $ 2,806,482      $  995,594   $   3,802,076

 Net loss for fiscal 2001                                  -               -        (116,092)       (116,092)
                                                   ---------     -----------      ----------   -------------

Balance March 31, 2001                             2,605,233       2,806,482         879,502       3,685,984

 Net loss for fiscal 2002                                  -               -      (1,790,273)     (1,790,273)
                                                   ---------     -----------      ----------   -------------

Balance March 30, 2002                             2,605,233       2,806,482        (910,771)      1,895,711

 Net income for fiscal 2003                                -               -         100,000         100,000
                                                   ---------     -----------      ----------   -------------

Balance April 5, 2003                              2,605,233     $ 2,806,482      $ (810,771)  $   1,995,711
                                                   =========     ===========      ==========   =============

                 See notes to consolidated financial statements.

Shopsmith, Inc. 2003 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                     Fiscal Years Ended
                                                                         --------------------------------------------
                                                                          April 5,        March 30,        March 31,
                                                                            2003             2002             2001
                                                                         ---------       ----------        ---------
Cash flows from operating activities:
Net income (loss)                                                        $  100,000      $(1,790,273)      $ (116,092)
  Adjustments to reconcile net income (loss) to
  cash from operating activities:
  Depreciation and amortization                                             184,724          246,567          280,843
  Provision for doubtful accounts                                           533,210          245,426          318,683
  Deferred income taxes                                                           -        1,280,000                -
  Changes in operating assets and liabilities:
   Restricted cash                                                          151,585           23,133          (69,748)
   Accounts receivable                                                     (648,108)      (1,261,625)        (692,505)
   Inventories                                                              347,949         (135,032)         354,960
   Other assets                                                               8,763          213,252          147,832
   Accounts payable and customer advances                                  (693,527)         426,434         (213,778)
   Other current liabilities                                                307,402          (84,217)        (424,428)
                                                                         ----------      -----------       ----------
Cash provided from (used in) operating activities                           291,998         (836,335)        (414,233)

Cash flows from investing activities:
 Property additions                                                         (13,504)         (77,633)         (44,286)
 Proceeds from sale of property                                                   -           31,921                -
                                                                         ----------      -----------       ----------
Cash (used in) investing activities                                         (13,504)         (45,712)         (44,286)

Cash flows from financing activities:
 Increase in note payable                                                         -          400,000                -
 Payments on long-term debt and capital lease obligation                   (104,502)         (93,159)        (191,338)
                                                                         ----------      -----------       ----------
Cash provided from (used in) financing activities                          (104,502)         306,841         (191,338)
                                                                         ----------      -----------       ----------

Net increase (decrease) in cash                                             173,992         (575,206)        (649,857)

Cash and cash equivalents:
 At beginning of year                                                        76,324          651,530        1,301,387
                                                                         ----------      -----------       ----------
 At end of year                                                          $  250,316      $    76,324       $  651,530
                                                                         ==========      ===========       ==========

                 See notes to consolidated financial statements.

Shopsmith, Inc. 2003 Annual Report

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

FISCAL YEAR

Shopsmith's fiscal year follows a 52/53-week pattern consistent with its fiscal year for tax purposes. The year ended April 5, 2003 was a 53-week year, the years ended March 30, 2002 and March 31, 2001 were 52-week years.

STATEMENTS OF CASH FLOWS

Supplementary information relating to the consolidated statements of cash flows is as follows:

                                       2003          2002          2001
                                       ----          ----          ----
Cash paid for interest               $327,517      $284,809      $216,309

The Company entered into capital lease obligations of $23,965 in 2002 for a vehicle.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent all checking accounts and short-term cash investments having maturities of 90 days or less. Depository transactions and disbursements are handled primarily by one local financial institution, which provides FDIC coverage of $100,000 per depositor. The Company's accounts periodically exceed FDIC limits. At March 30, 2002, approximately $152,000 was maintained in an account restricted by the bank for use in funding any credit card returns or chargebacks that may occur. During fiscal 2003, the requirement for restricted cash was eliminated when the Company switched to another bank for credit card processing.

TRADE ACCOUNTS RECEIVABLE

The Company finances certain customer purchases under revolving credit plans. Minimum principal payments under these plans for the next year have been classified as current, with the remainder classified as a non-current asset.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is determined by management based on the Company's historical losses, specific customer circumstances and general economic conditions. Periodically, management reviews accounts receivable and records an allowance for specific customers based on current circumstances and charges off the receivable against the allowance when all attempts to collect the receivable have failed.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Shopsmith, Inc. 2003 Annual Report

PROPERTIES

Properties are stated at cost. Depreciation and amortization are provided primarily using the straight-line method over estimated useful lives that range as follows:

           Machinery, equipment and tooling                     3 to 12 years
           Building and improvements                            30 years

Maintenance and repairs are charged to expense, unless they significantly lengthen useful economic lives of the property. When an asset is retired or sold, its cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recognized.

INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. As of April 5, 2003 and March 30, 2002, a full valuation allowance for deferred tax assets was provided to reflect doubtful realization of future tax benefits.

REVENUE RECOGNITION

The Company records revenue at the time of shipment to the customer in accordance with Securities and Exchange Commission Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements". The Company reduces revenue for anticipated returns based on historical experience.

INSTALLMENT CONTRACTS

Beginning in fiscal 2003, the Company no longer sells retail installment contracts to financial institutions. Retail installment contracts sold to financial institutions were $1.7 million in 2002 and $4.5 million in 2001. Of these contracts, $1.7 million and $4.1 million were sold without recourse in 2002 and 2001, respectively. At April 5, 2003, approximately $892,000 of installment contracts sold to a financial institution with a recourse provision were still outstanding. If the customer defaults on his obligation to the financial institution, Shopsmith is obligated to purchase the installment contract and then may attempt to collect from the customer. The last contracts with a recourse provision occurred in fiscal 2001. The Company had a reserve estimating losses on these future repurchases of $351,000 and $148,000 at April 5, 2003 and March 30, 2002, respectively.

Accounts repurchased under the recourse provision are carried in accounts receivable net of an allowance for doubtful accounts while the Company attempts to collect them. Since these accounts do not exist within the receivables until the repurchase occurs, the allowance percentage is unusually high compared to a more ordinary receivable arrangement.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments below is estimated using a discounted cash flow analysis:

                                                             April 5, 2003                  March 30, 2002
                                                         Carrying      Estimated        Carrying      Estimated
                                                          Value        Fair Value        Value        Fair Value
                                                        ----------     ----------      ----------     ----------
Liabilities:
  Long-term debt and capital lease obligation           $2,479,678     $2,736,515      $2,584,180     $2,890,933

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their respective fair values.

Shopsmith, Inc. 2003 Annual Report

PRODUCT WARRANTIES

Products are warranted for 2 years with a lifetime warranty against defects in material and workmanship. Estimated costs are accrued for warranties presently in force. The Company also sells a lifetime service agreement. A liability is accrued for the remaining balance on these agreements. A ten year period is assumed for the life of the agreement.

                                                     Warranty Plan       Service Plan
                                                     -------------       ------------
Balance at March 31, 2001                            $      20,640       $          -
  Claims paid in fiscal 2002                               (78,655)           (12,235)
  Accrued warranty expense in fiscal 2002                   94,570            101,729
                                                     -------------       ------------
Balance at March 30, 2002                                   36,555             89,494
  Claims paid in fiscal 2003                               (38,295)           (11,498)
  Accrued warranty expense in fiscal 2003                   19,078             40,209
                                                     -------------       ------------
Balance at April 5, 2003                             $      17,338       $    118,205
                                                     =============       ============

INCOME (LOSS) PER COMMON SHARE

Basic income (loss) per common share is computed by dividing net income (loss), by the weighted-average number of common shares outstanding during the period. Diluted income (loss) per common share reflect reduced per share amounts that would have resulted if dilutive stock options had been converted into common stock.

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

Direct response advertising is amortized over the expected period of revenue from the direct response advertising. This period varies by type of mailing, up to a period of one year. The unamortized advertising asset was $94,000 and $41,000 at April 5, 2003, and March 30, 2002, respectively.

Total advertising expenses for each fiscal year were approximately $1.3 million, $1.8 million, and $2.1 million in 2003, 2002, and 2001, respectively.

ESTIMATES

In preparing financial statements, management must make estimates and assumptions. These estimates and assumptions affect the amounts reported for assets, liabilities, revenue and expenses, as well as affecting the disclosures provided. Future results could differ from the current estimates. Areas involving the use of management's estimates and assumptions include the allowance for doubtful accounts, accrued recourse liability, inventory cost, depreciation of property and equipment, deferred income tax valuation allowances, product warranty accruals and other accrued liabilities.

BUSINESS SEGMENTS

The Company has only one operating segment within the meaning of SFAS No. 131.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," an amendment of SFAS No. 123. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This statement also amends the disclosure requirements of SFAS No. 123 and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting," to require prominent disclosures in both annual

Shopsmith, Inc. 2003 Annual Report

and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS No. 148 effective December 28, 2002. The Company has not yet determined whether it will voluntarily change to the fair value method of accounting for stock-based employee compensation.

3. BORROWING ARRANGEMENTS AND BANK LINE OF CREDIT

During fiscal 2002, Shopsmith entered into an arrangement with John R. Folkerth, the Company's CEO, which allows the Company to borrow up to $500,000 with interest at twelve percent. The maximum amount of allowed borrowings under the arrangement was increased to $600,000 in July 2002. Substantially all personal property except for certain receivables are pledged as collateral. Interest is due monthly and the note is payable on demand. At April 5, 2003 and March 30, 2002, there was $400,000 outstanding under this arrangement. Borrowings from Mr. Folkerth are subject to Mr. Folkerth's approval and are payable upon demand by Mr. Folkerth.

On December 31, 2002, Shopsmith entered into a loan agreement with Provident Bank which allows the Company to borrow up to the lesser of $750,000 or 80% of eligible receivables due from Lowe's Companies, Inc., with interest charged at one and one-half percent over the bank's prime rate. The agreement requires compliance with certain net income, net worth, and miscellaneous covenants. Substantially all personal property is pledged as collateral, subordinate to the pledge to John R. Folkerth, except with respect to certain receivables. At April 5, 2003, there were no outstanding borrowings under this agreement.

In December 2002, the Company terminated the factoring agreement with Metro Financial Services, which had covered receivables due from Lowe's Companies, Inc.

4. EMPLOYEE BENEFITS

Shopsmith maintains a defined contribution employee benefit plan covering substantially all employees. At the discretion of the Board of Directors, the Company matches employee contributions of up to four percent of compensation at rates of 25 or 50 percent, depending on amounts contributed by employees. Included in operations were approximately $26,000, $0, and ($42,000) for 2003, 2002, and 2001, respectively.

The Company provides certain health care and life insurance benefits to substantially all employees. These benefits are provided by insurance.

In May 2002, Shopsmith had implemented an employee salary reduction plan. Reductions under this plan continued through December 2002. As part of this plan, fiscal 2003 pre-tax income above $100,000 was used to return the amount of the reduction to the employees and if income had permitted, to pay an additional incentive equal to the amount of the reduction. Fiscal 2003 income levels permitted approximately 76% of the reduction to be returned.

5. OPERATING LEASES

Rent expense under operating leases was approximately $47,000 in 2003, $121,000 in 2002, and $93,000 in 2001.

Operating lease obligations for the next five fiscal years are as follows:

2004                                  $   53,764
2005                                      46,938
2006                                      16,068
2007                                       9,259
2008                                       7,629
                                      ----------
                                      $  133,658
                                      ==========

Shopsmith, Inc. 2003 Annual Report

6. STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

The Company has both fixed and performance based options. The exercise price of each option equals or exceeds the market price of the Company's stock on the date of grant. The maximum term of the options is ten years.

In June 1993, the Company granted a non-qualified stock option for 20,000 shares to an employee to purchase stock at $3.00 per share. The option became exercisable in annual installments beginning one year from the date of grant and expires on June 20, 2003.

In August 1993, the Company adopted an employee stock purchase plan, which permits eligible employees and directors of Shopsmith to purchase from time to time up to 250,000 Shopsmith common shares directly from the Company without payment of brokerage fees. The purchase price of the shares purchased under the plan is the market price of the shares (based upon a five-day average closing price at the time of purchase). No shares were purchased under the plan in 2003, 2002, and 2001.

In July 1995, the shareholders approved the 1995 option plan that provides for the issuance of up to 250,000 shares. Within the past three fiscal years, 80,000 options were granted in 2003, 100,000 options were granted in 2002, and no options were granted in 2001. Grants made in fiscal 2000 for 95,000 shares which were contingent upon the achievement of certain pre-tax income thresholds in 2001, 2002 and 2003 have been cancelled as the earnings thresholds were not achieved.

In July 1997, the shareholders approved the 1997 option plan, which provides for the issuance of up to 250,000 shares pursuant to options granted under the plan. 95,000 options were granted in 2003 at an average option price of $.34 per share. In 2001, 60,000 options were granted at an average option price of $.43 per share. Earnings thresholds attached to 114,000 shares granted in fiscal 1998 and 1999 were not achieved. Accordingly, options covering 37,999, 33,002 and 42,999 shares were cancelled in 2000, 1999 and 1998 respectively. Grants made in fiscal 2000 for 35,000 shares, which were contingent upon the achievement of certain pre-tax income thresholds in 2001, 2002 and 2003 have been cancelled as the earnings thresholds were not achieved.

In February 2000, the Company adopted The 2000 Director Stock Option Plan that permits non-employee directors to purchase up to a maximum of 72,000 common shares. Annual options for 6,000 shares (2,000 for each non-employee director) were granted in fiscal 2001, 2002, and 2003 at an average option price of $.56, $.63, and $.35 per share, respectively. The plan provides for annual grants of options for 2,000 shares to each non-employee director immediately following each Annual Meeting of Shareholders.

Options outstanding at the end of fiscal 2003 were 411,000 at a weighted average exercise price of $.66. Of these options, 369,000 were in the range of $.34 to $.82 at a weighted average exercise price of $.46 and 42,000 were in the range of $1.91 to $3.00 at a weighted average exercise price of $2.43.

Shopsmith, Inc., 2003 Annual Report

Additional information relating to its plans is as follows:

                                         2003                    2002                  2001
                                         ----                    ----                  ----
                                    Num      Avg Price     Num      Avg Price    Num        Avg Price
                                            1995 Plan
Granted                            80,000     $  0.37    100,000    $  0.57          -       $    -
Cancelled                          50,002        0.70     29,999       0.78     61,665         1.14
Expired                                 -                 78,334       1.48          -
Available                          53,000                 82,998                74,665
Exercisable at year end            43,666        1.25     22,000       1.91     82,000         1.79
Outstanding at year end           167,000        0.65    137,002       0.83    145,335         1.35

                                            1997 Plan
Granted                            95,000        0.34          -                60,000         0.43
Cancelled                          26,668        1.47     11,666       0.72     11,666         0.72
Available                          50,000                118,332               106,666
Exercisable at year end            85,000        0.57     65,000       0.92     24,999         1.24
Outstanding at year end           200,000        0.45    131,668       0.73    143,334         0.73

                                            Director Plan
Granted                             6,000        0.35      6,000       0.63      6,000         0.56
Available                          48,000                 54,000                60,000
Exercisable at year end            24,000        0.56     18,000       0.63     12,000         0.63
Outstanding at year end            24,000        0.56     18,000       0.63     12,000         0.63

Except for outstanding options, the plans terminate in ten years.

                                                Fixed Plan              Performance Based Plan
                                         -------------------------     -------------------------
                                                         Weighted                      Weighted
                                                         Average                        Average
                                          Number of      Exercise       Number of      Exercise
                                           Shares         Price          Shares          Price
                                         ----------     ----------     ----------     ----------
Outstanding at March 30, 2002               265,000     $     0.71         41,670     $     0.76
Granted                                     181,000           0.35
Cancelled                                   (35,000)          1.21        (41,670)          0.76
Outstanding at April 5, 2003                411,000           0.66              -              -
Options Exercisable at April 5, 2003        172,666           1.02              -              -

In accordance with the provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock Based Compensation" (SFAS 148), the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. The Company has variable and non-variable stock option plans. The Company accounts for non-variable stock options based on their intrinsic value at the date of the grant. Because options are generally granted at market value, there is no intrinsic value and resultant compensation expense. The Company accounts for variable stock options based on the intrinsic value on the measurement date. No compensation cost from the variable stock option plans was recognized in fiscal 2001, 2002, or 2003. No options under the variable stock option plans were outstanding at the end of fiscal 2003. If the Company had elected to recognize compensation expense for the non-variable stock option plans at the fair value of the options granted at grant dates as prescribed by SFAS 148, net income (loss) and per share

Shopsmith, Inc., 2003 Annual Report

amounts would have been adjusted to the proforma amounts indicated in the table below.

                                                        2003              2002             2001
                                                        ----              ----             ----
Net income (loss)- as reported                       $   100,000     $  (1,790,273)     $  (116,092)
Net income (loss)- pro forma                         $    80,000     $  (1,808,273)     $  (122,092)
Diluted earnings (loss) per share- as reported       $      0.04     $       (0.69)     $     (0.04)
Diluted earnings (loss) per share- pro forma         $      0.03     $       (0.69)     $     (0.04)

The fair value of options granted in fiscal 2003, 2002, and 2001 was $20,000, $18,000 and $8,000, respectively. The fair value of each options grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                         2003         2002        2001
                                         ----         ----        ----
Expected dividend yield                      0%          0%            0%
Expected stock volatility                   21%         32%           32%
Risk-free interest rate                   2.78%       4.74%         4.64%
Expected life of options               5 years      5 years      5 years

7. INCOME TAXES

The income tax provision reflected in the consolidated statements of operations is comprised of the following:

                                            2003             2002             2001
                                        ------------     ------------     ------------
Current                                 $          -     $          -     $          -
Deferred                                           -                -                -
                                        ------------     ------------     ------------

Provision for income taxes before
 effect of adjustment of
 valuation allowance                               -                -                -

Effect of adjustment of valuation
 allowance                                         -        1,280,000                -
                                        ------------     ------------     ------------

Income tax expense                      $          -     $  1,280,000     $          -
                                        ============     ============     ============

The change in the valuation allowance represents the effect of the Company's evaluation of the realizability of future tax benefits of deferred tax assets.

Shopsmith, Inc., 2003 Annual Report

The components of deferred tax assets and liabilities included in the consolidated balance sheets are as follows:

                                         2003            2002            2001
                                      ----------      ----------      ----------
Expenses not currently deductible     $  237,000      $  166,000      $  137,000
Inventory valuation                        9,000           9,000          23,000
Allowance for doubtful accounts          381,000         303,000         338,000
Less valuation allowance                (627,000)       (478,000)              -
                                      ----------      ----------      ----------
  Current                                      -               -         498,000
                                      ----------      ----------      ----------

Tax loss carryforwards                   597,000         806,000         637,000
Tax credit carryforwards                  55,000          55,000          55,000
Alternative minimum tax credits           90,000          90,000          90,000
Less valuation allowance                (742,000)       (951,000)              -
                                      ----------      ----------      ----------
  Non-current                                  -               -         782,000
                                      ----------      ----------      ----------
    Total                             $        -      $        -      $1,280,000
                                      ----------      ----------      ----------

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recorded for financial reporting purposes and such amounts as measured by tax laws and regulations.

The Company's effective tax rate differs from the U. S. statutory rate as follows:

                                            2003        2002        2001
                                           -----       -----       -----
Federal statutory rate                      34.0%      (34.0%)     (34.0%)
                                           -----       -----       -----
Non deductible expenses
  principally meals and entertainment       26.0%        4.8%       26.4%
Change in valuation allowance              (60.0%)     280.0%        0.0%
Other, net                                  (0.0%)       0.0%        7.6%
                                           -----       -----       -----
                                             0.0%      250.8%        0.0%
                                           =====       =====       =====

Net operating losses and tax credits expire as follows:

                 Net Operating         Tax
                    Losses           Credits
                 -------------     ----------
2004                         -     $    4,000
2005                         -         23,000
2006                         -         18,000
2007                         -         10,000
2010                   691,000              -
2019                   316,000              -
2020                   614,000              -
2021                    93,000              -
2022                   149,000              -
                 -------------     ----------
                 $   1,863,000     $   55,000
                 =============     ==========

Shopsmith, Inc., 2003 Annual Report

8. STOCK REPURCHASE

In October 1997, the Company's Board of Directors approved a plan under which the Company may repurchase up to 200,000 common shares in market and other transactions from time to time. Such transactions will be at the discretion of the Company and the plan will continue indefinitely. The Company has repurchased 88,000 shares through April 5, 2003 under this plan. No repurchases were made in fiscal 2001, 2002, or 2003.

9. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect reduced per share amounts that would have resulted if dilutive stock options had been converted into common stock. The following reconciles amounts reported in the financial statements:

                                        2003            2002             2001
                                      ---------     -----------      -----------
Net income (loss)                     $ 100,000     $(1,790,273)     $  (116,092)
                                      =========     ===========      ===========

Weighted average shares               2,605,233       2,605,233        2,605,233
Additional dilutive shares                    -               -                -
                                      ---------     -----------      -----------
Total dilutive shares                 2,605,233       2,605,233        2,605,233
                                      =========     ===========      ===========

Basic earnings (loss) per share       $    0.04     $     (0.69)     $     (0.04)
                                      =========     ===========      ===========
Diluted earnings (loss) per share     $    0.04     $     (0.69)     $     (0.04)
                                      =========     ===========      ===========

There were no additional dilutive shares included in the computation at April 5, 2003, March 30, 2002, and March 31, 2001 because the stock options were anti-dilutive.

10. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATION

In fiscal 1999 the Company purchased the building it had been leasing. The seller financed the building purchase. The financing agreement, among other things, provided for a $100,000 down payment and a secured mortgage note for $2,800,000 at an 8.75% interest rate. The agreement also contains certain covenant provisions. In fiscal 2002, the agreement was amended to continue the $25,785 of monthly principal and interest payments until January 1, 2006 at which time the scheduled balance of approximately $2,180,000 will become due and payable. The outstanding balance under this agreement was $2,469,807 at April 5, 2003 and $2,558,844 at March 30, 2002 respectively. Scheduled maturities of long-term debt, including capital leases, are as follows:

2004               $   105,458
2005               $   107,554
2006               $ 2,266,666

The Company has a capital lease payable over a 4 year period beginning in October 2000. Monthly payments are $440 including interest at 13%.

11. CONTINGENCIES

The Company is involved in various legal proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. Many of these matters are covered in whole or in part by insurance.

Shopsmith, Inc., 2003 Annual Report

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

12. NON-RECURRING GAIN FROM DEMUTUALIZATION OF INSURANCE COMPANY

During the third quarter of fiscal 2002, the Company received a stock distribution from its mutual insurance carrier in connection with the carrier's conversion to a publicly-held corporation (demutualization). The Company has recorded the distribution at its fair value and recognized the resulting non-recurring gain of $153,000.

13. SIGNIFICANT CUSTOMER

A major retailer represented 36% of sales for the fiscal year ended April 5, 2003. In fiscal 2002, this retailer accounted for 22% of sales. This retailer also represented 42% of trade accounts receivable at the end of fiscal 2003 and 49% at the end of fiscal 2002.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

Shown below is the unaudited quarterly financial data for the years ended April 5, 2003 and March 30, 2002. The fourth quarter of fiscal 2002 includes an adjustment of $1,280,000 to the valuation allowance for deferred tax assets.

                                                                         Earnings
                           Net           Gross            Net           (loss) per
                          Sales          Profit       Income (Loss)       Share
                       -----------     -----------    -------------    -----------
2003
  First Quarter        $ 3,415,012     $ 1,797,107     $    63,728     $      0.02
  Second Quarter         3,206,760       1,671,476          36,272            0.01
  Third Quarter          3,986,866       1,947,691               -               -
  Fourth Quarter         4,727,789       2,387,089               -               -

2002
  First Quarter          3,037,505       1,629,312        (494,860)          (0.19)
  Second Quarter         3,288,636       1,722,009        (225,536)          (0.09)
  Third Quarter          4,617,061       2,229,490          33,429            0.01
  Fourth Quarter         5,331,425       2,567,934      (1,103,306)          (0.42)

The sum of quarterly earnings per share for the four quarters may not equal annual earnings per share due to rounding and changes in dilutive potential common shares.

Shopsmith, Inc., 2003 Annual Report

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Shopsmith manufactures and sells woodworking products. Our core product, the Mark V, is sold directly to consumers through demonstration sales events and indirectly to consumers through distributors (primarily Lowe's where Shopsmith also conducts sales demonstrations) along with smaller amounts through other efforts. Mark V sales demonstrations are performed in shopping malls, at home shows, and at state fairs. Other woodworking products and accessories are sold through mail and Internet channels. Shopsmith recognizes revenue for these orders at the time of product shipment.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The financial condition and results of operations for Shopsmith presented in the Consolidated Financial Statements, accompanying notes, selected financial data appearing elsewhere within this report, and management's discussion and analysis are dependent upon the Company's accounting policies. The selection and application of these accounting policies involve judgements, estimates, and uncertainties that are susceptible to change. The Company's significant accounting policies are discussed in Note 2 of the notes to consolidated financial statements. In management's opinion, the Company's critical accounting policies include allowance for doubtful accounts and accrued recourse liability.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Customer accounts are stratified by type of account, original credit rating, and recent payment history. Estimated loss rates are then applied to these groups. Deterioration of our customers ability to make payments could require additions to the allowance.

Accounts repurchased under the recourse provision, discussed below, are carried in trade accounts receivable net of an allowance for doubtful accounts while the Company attempts to collect them. Since these accounts do not exist within the receivables until the repurchase occurs, the allowance percentage of doubtful accounts to total receivables is unusually high compared to other receivable arrangements.

ACCRUED RECOURSE LIABILITY

Certain retail installment contracts sold to financial institutions through the fiscal year ended March 31, 2001 included a recourse provision. Under this recourse provision, Shopsmith is obligated to purchase the installment contract if the customer defaults on his obligation to the financial institution. The Company's liability for future recourse obligations has been estimated using factors based on the value and rate of change of the value of the outstanding accounts, the rate and changes in the rate of repurchases required under the recourse provision, as well as estimates of amounts collectable after the accounts are repurchased. If these factors would deteriorate, additional accruals would be necessary and would affect future operating results.

Shopsmith, Inc., 2003 Annual Report

RESULTS OF OPERATIONS

FISCAL 2003

For the fiscal year ended April 5, 2003, Shopsmith earned net income of $100,000 or .04 per share, compared to a net loss of $1,790,000 or $.69 per share in fiscal 2002.

In May 2002, Shopsmith had implemented an employee salary reduction plan. Reductions under this plan continued through December 2002. As part of this plan, fiscal 2003 pre-tax income above $100,000 was used to return the amount of the reduction to the employees and if income had permitted, to pay an additional incentive equal to the amount of the reduction. Fiscal 2003 income levels permitted approximately 76% of the reduction to be returned.

During fiscal 2003, the Company focused on controlling costs and reducing operating expenses, which more than offset a decline in sales. Lowe's continues to be very supportive of the Company's efforts to sell Mark V's through demonstration sales at events within Lowe's stores.

Sales declined by 6% in fiscal 2003 to $15,336,000 from $16,275,000 in the prior year. The decline occurred primarily in demonstration sales of our core product, the Mark V, which declined 8.6% from fiscal 2002. The Company is continuing to examine the causes of this decline and to test approaches to reversing it. Gross margin rates climbed to 51% of net sales from 50% in fiscal 2002. This increase occurred due to increases in Internet accessory sales, which earn a higher margin.

Significant improvements were made in reducing the expenses of each sales demonstration event. This allowed net operating costs to decline to $7,515,000 or 49.0% of net sales from $8,636,000 or 53.1% of net sales the previous year. Administrative costs increased to $1,897,000 in the current fiscal year from $1,706,000 in fiscal 2002 due to necessary increases in the provision for losses from repurchased recourse consumer finance accounts.

Interest income increased in fiscal 2003 due to the increase in the amounts outstanding for consumer receivables. The increase in interest expense was due to funds needed to support both the consumer and Lowe's receivables.

FISCAL 2002

A net loss of $1,790,000 or $.69 per share occurred in the year ended March 30, 2002 compared to a fiscal year 2001 loss of $116,000 or $.04 per share. This loss included a $1,280,000 valuation reserve against deferred tax assets that was created because of the uncertainty in the realizability of these assets.

During fiscal 2002, Shopsmith began selling its core product, the Mark V, through demonstrations at Lowe's stores. Sales to Lowe's accounted for 22% of fiscal year 2002 sales. Sales at these demonstrations brought a lower sales price and margin percentage as sales to a distributor as compared to our previous demonstration sales which were direct to the consumer. The demonstrations at Lowes also brought lower selling costs, through lower advertising costs due to the large number of qualified prospects that are already in Lowe's stores.

Sales declined by $1,230,000 or 7% to $16,275,000 from $17,505,000 in fiscal
2001. This decrease reflects the lower sales price on the Mark V, when sold through Lowe's. Unit shipments of the Mark V increased by 13.6% over the prior year. Margins rates were also affected by this change and declined to $8,149,00 or 50.1% of sales from $9,207,000 or 52.6% of sales in fiscal 2001.

Net operating expenses decreased to $8,636,000 or 53.1% of sales, from $9,167,000 or 52.4% of sales the prior year. The change in net operating expenses reflects the lower selling costs from the change in demonstrations, offset by the return to more normal levels of administrative costs. Fiscal 2001 administrative costs were lower due to favorable evaluations of contingency exposure.

FISCAL 2001

A net loss of $116,000 or $.04 per share was experienced in the year ended March 31, 2001 compared to a fiscal year 2000 loss of $624,000 or $.24 per share. Sales declined to $17,505,000, or $2,049,000, and 10% from fiscal 2000 sales of $19,554,000. The decrease in sales was due to a reduction in the number of demonstration sales events, eliminating the events with weaker projected results. Unit shipments of the Company's core product, the Mark V were 25.9% lower than a year ago, reflecting the decrease in sales demonstration events. This was partially offset by improvements in Internet, catalog and mail sales and traveling

Shopsmith, Inc., 2003 Annual Report

academies. Sales of these accessory items are primarily to Mark V owners. Because of the Mark V's durability and long useful life, accessory sales have been largely unaffected by the reduction in Mark V units.

Gross margins dropped by 13% to $9,207,000 in fiscal 2001 from $10,610,000 in fiscal 2000 due to lower volume. Overall gross margin rates declined to 52.6% of sales from 54.3% the prior year. The change in gross margin rates was primarily due to increased usage of promotional pricing in our catalog and Internet sales channels.

Net operating expenses decreased to $9,167,000 or 52.4% of sales, from $11,300,000 or 57.8% of sales in fiscal 2000. This decrease is largely due to lower selling costs that resulted from the reduction in the number of demonstration sales events. Administrative costs also declined, due to several factors, including a reduction of payroll costs and a favorable evaluation of contingency exposure.

LIQUIDITY AND CAPITAL

Cash provided from operations for the year ended April 5, 2003 totaled $292,000 compared to $836,000 of cash used in operations in fiscal 2002. Improved financial results marked the most significant change from the prior year. Also, in the fourth quarter of fiscal 2003, the Company increased the provision for losses on accounts with a recourse provision, previously financed by customers through Household Retail Services, by $220,000. Actual cash requirements represented by this provision will occur over the next 3 to 4 years. The main usage of cash during fiscal 2003 was to support a further increase in receivables.

In December 2002, Shopsmith entered into a line of credit agreement with Provident Bank. This agreement allows borrowings up to $750,000 or 80% of eligible receivables from Lowe's Companies.

During fiscal 2002, CitiFinancial terminated its agreement with Shopsmith to finance the Company's customers. The Company has not found a suitable replacement for this financing. Shopsmith currently finances some of these customers directly, which has contributed to the increases in receivables.

During fiscal 2002, Shopsmith also entered into an arrangement with John R. Folkerth, the Company's CEO, which allows the Company to borrow up to $500,000. This agreement was later modified to allow borrowings up to $600,000. At April 5, 2003, Shopsmith had borrowed $400,000 on a secured basis from John Folkerth. Borrowings from Mr. Folkerth are subject to Mr. Folkerth's approval and are payable upon demand by Mr. Folkerth.

The Company believes that adequate liquidity is available for the current fiscal year. The Company believes that continued profitability is critical to securing the financing necessary for adequate liquidity in future fiscal years.

The current ratio was 1.42 to 1 at April 5, 2003 compared to 1.43 to 1 a year ago. The debt to equity ratio decreased to 2.53 to 1 from 2.92 to 1 at the beginning of the fiscal year.

CAPITAL EXPENDITURES

No significant capital items were purchased in fiscal 2003 or 2002.

FORWARD LOOKING STATEMENTS

The foregoing discussion and the Company's consolidated financial statements contain certain forward-looking statements that involve risks and uncertainties, including but not limited to the following: (a) the adequacy of operating cash flows over the next several years together with currently available working capital to finance the operating needs of the Company; (b) the demand loan extended to the Company by Mr. John R. Folkerth (as described above) could be called prior to the Company being in a position to repay or refinance the loan;
(c) cancellation by Lowe's of the in-store sales program; and (d) the resolution without material liability or expense of certain claims pending against the Company as described in Note 11 to Consolidated Financial Statements.

Shopsmith, Inc., 2003 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES
                             Selected Financial Data

Five-Year Review of Performance

(Dollars in thousands except per share)

                                          2003         2002         2001         2000         1999
                                        --------     --------     --------     --------     --------
Summary of operations:
 Net sales                              $ 15,336     $ 16,275     $ 17,505     $ 19,554     $ 17,576
 Interest income                             133           71           50           48          103
 Interest (expense)                         (328)        (285)        (216)        (271)         (68)
 Income (loss) before income
  taxes                                      100         (510)        (116)        (897)        (795)
 Income tax expense (benefit)                  -        1,280            -         (273)         (60)
 Net income (loss)                           100       (1,790)        (116)        (624)        (735)

Financial Position:
 Working capital                        $  1,131     $  1,328     $  2,296     $  2,437     $  3,183
 Property-net                              2,658        2,830        3,007        3,228        3,456
 Total assets                              7,049        7,440        8,577        9,642       10,058
 Long-term debt                            2,374        2,479        2,568        2,640        2,817
 Shareholders' equity                      1,996        1,896        3,686        3,802        4,426

Per share information:
 Income (loss) per share-basic:             0.04        (0.69)       (0.04)       (0.24)       (0.28)
 Income (loss) per share-diluted:           0.04        (0.69)       (0.04)       (0.24)       (0.28)
 Shareholders' equity per share             0.77         0.73         1.41         1.46         1.70

Performance indicators:
 Return on sales(%)                          0.7        (11.0)        (0.7)        (3.2)        (4.2)
 Return on average shareholders'
  equity(%)                                  5.1        (64.1)        (3.1)       (15.2)       (15.2)
 Return on average total assets (%)          1.4        (22.4)        (1.3)        (6.3)        (8.1)
 Current ratio                              1.42         1.43         2.00         1.76         2.13
 Ratio of total debt to equity              2.53         2.92         1.32         1.54         1.27

Other information:
 Number of employees at year end:
  Full time                                  101          112          107          114          115
  Part time                                   16           18           14           16           12
                                        --------     --------     --------     --------     --------
                                             117          130          121          130          127

Average shares outstanding (000's)         2,605        2,605        2,605        2,605        2,603
                                        --------     --------     --------     --------     --------

Shopsmith, Inc., 2003 Annual Report

                         SHOPSMITH, INC. AND SUBSIDIARIES
                            Shareholders' Information

Stock Quotations (Bid Prices)

  Quarter ended            High     Low
------------------         ----    ----
     June 30, 2001         0.51    0.29
September 29, 2001         0.70    0.45
 December 29, 2001         0.61    0.42
    March 30, 2002         0.40    0.32

     June 29, 2002         0.32    0.20
September 28, 2002         0.35    0.21
 December 28, 2002         0.67    0.31
     April 5, 2003         0.39    0.34

The common shares of the Company are traded in the over-the-counter market. The above stock quotations were obtained from daily broker quotation ("Pink") sheets and reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The Transfer Agent's records showed approximately 1,200 shareholders of record of the Company's common shares on May 1, 2003.

Per Share Information:

                        Diluted                  Shareholders'
                     Income (loss)   Dividends      Equity
2003                     $ 0.04         $ -         $ 0.77
2002                      (0.69)          -           0.73
2001                      (0.04)          -           1.41
2000                      (0.24)          -           1.46
1999                      (0.28)          -           1.70

Shopsmith Market Makers
         Hill Thompson Magid, L.P.
         Knight Securities, L.P.
         Crown Financial Group, Inc.
         Schwab Capital Markets L.P.

Annual meeting
         Shopsmith's Annual Shareholders' Meeting will be held at 9:30 a.m. on Wednesday, July 30, 2003 at the Company's office and manufacturing facility located at 6530 Poe Avenue, Dayton, Ohio.

Corporate contact
         Shareholders desiring a copy of the Shopsmith Inc. Annual Report on Form 10-K (which will be furnished without cost) or other information on the Company should direct a request to:

                  Mark A. May, Vice President of Finance
                  Shopsmith, Inc.
                  6530 Poe Avenue
                  Dayton, Ohio 45414
                  937-898-6070 Extension 713

Shopsmith, Inc., 2003 Annual Report

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

         Edward A. Nicholson and Brady L. Skinner

                Corporate Vice Presidents

         Mark A. May, Vice President of Finance and Chief Financial Officer

         Lawrence R. Jones, Vice President, Operations

                General Information

         Transfer agent and registrar:
                The Fifth Third Bank, Cincinnati, Ohio
         Independent Auditors:
                Crowe Chizek and Company LLC, Columbus, Ohio
         General Counsel:
                  Thompson Hine LLP, Dayton, Ohio

         Equal Employment Opportunity Statement: It is the policy of Shopsmith, Inc. to give equal opportunity to all qualified persons without regard to race, color, sex, age, marital status, handicap, religion or national origin.