Form 10-K, Exhibit 13
period 2004-04-03
SHOPSMITH INC
filed 2004-06-23
CIK 89925

EXHIBIT 13.1

Shopsmith, Inc. 2004 Annual Report

                                [SHOPSMITH LOGO]

                                 SHOPSMITH, INC.

                          ANNUAL REPORT TO SHAREHOLDERS
                               FOR THE YEAR ENDED
                                  APRIL 3, 2004

Shopsmith, Inc. 2004 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES

      Financial Highlights:

                                                    Fiscal Years Ended
                                        ------------------------------------------
                                          April 3,       April 5,      March 30,
                                            2004           2003           2002
                                        ------------   ------------   ------------
Results of Operations:
  Net sales                             $ 13,792,785   $ 15,336,427   $ 16,274,627
  Income (loss) before income taxes          134,481        100,000       (510,273)
  Income tax expense                           4,881              -      1,280,000
  Net income (loss)                          129,600        100,000     (1,790,273)

Per Common Share:
  Shareholders' equity                  $       0.82   $       0.77   $       0.73
  Dividends                                        -              -              -
  Diluted net income (loss) per share           0.05           0.04          (0.69)

Financial position:
  Working capital                       $  1,098,107   $  1,131,277   $  1,327,610
  Total assets                             6,704,923      7,049,010      7,439,637
  Shareholders' equity                     2,125,311      1,995,711      1,895,711
  Current ratio                                 1.47           1.42           1.43
  Total debt to equity ratio                    2.15           2.53           2.92
  Common shares outstanding                2,605,233      2,605,233      2,605,233

                                    Contents

Letter to Shareholders                                       3
Reporting Responsibility                                     4
Report of Independent Registered Public Accounting Firm      5
Consolidated Financial Statements                            6
Notes to Consolidated Financial Statements                  11
Management's Discussion and Analysis                        21
Selected Financial Data                                     25
Shareholders' Information                                   26
Directors and Officers                                      28

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

Shopsmith, Inc. 2004 Annual Report

To our Shareholders

During the current fiscal year Shopsmith continued optimizing our effort to sell our core product, the Mark V, through demonstrations at Lowe's stores. Although Mark V unit sales declined, expenses were closely controlled to produce a profitable year. Our after tax results were a net income of $130,000 or $.05 per diluted share in fiscal 2004 as compared to a net income of $100,000 or $.04 per diluted share in fiscal 2003.

Sales during fiscal 2004 decreased by 10% to $13,793,000 or $1,544,000 less than last year. Unit sales of our core product, the Mark V, decreased by 11.5% during fiscal 2004 from last year compared to last year's 8.6% decrease from two years ago. The decline in Mark V sales was primarily from our field demonstrations performed at high traffic locations. We also saw declines in our accessory sales to Mark V owners through our catalog and internet efforts.

Gross margin as a percentage of sales was 50.8% in fiscal 2004, essentially unchanged from 50.9% in fiscal 2003.. Net operating expenses dropped to $6,870,000 or 49.8% of net sales in fiscal 2004 from $7,515,000 or 49.0% of net sales last year. Interest expense declined by $89,000 to $239,000 from $328,000 in fiscal 2003.

John R. Folkerth
Chairman of the Board
Chief Executive Officer

Shopsmith, Inc. 2004 Annual Report

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

Mark A. May,
Vice President of Finance
Chief Financial Officer

John R. Folkerth,
Chairman of the Board
Chief Executive Officer

Shopsmith, Inc. 2004 Annual Report


CROWE CHIZEK AND COMPANY LLC
Member Horwath International



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Shareholders and Board of Directors
Shopsmith, Inc.
Dayton, Ohio

We have audited the accompanying consolidated balance sheets of Shopsmith, Inc. and Subsidiaries as of April 3, 2004 and April 5, 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years ended April 3, 2004, April 5, 2003 and March 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shopsmith, Inc. and Subsidiaries as of April 3, 2004 and April 5, 2003 and the consolidated results of their operations and their cash flows for the years ended April 3, 2004, April 5, 2003 and March 30, 2003, in conformity with U.S. generally accepted accounting principles.




                                          /s/ CROWE CHIZEK AND COMPANY LLC
                                          Crowe Chizek and Company LLC


Columbus, Ohio
May 11, 2004

Shopsmith, Inc. 2004 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      Fiscal Years Ended
                                          ------------------------------------------
                                            April 3,       April 5,       March 30,
                                              2004           2003           2002
                                          ------------   ------------   ------------
Net sales                                 $ 13,792,785   $ 15,336,472   $ 16,274,627
Cost of products sold                        6,788,687      7,533,064      8,125,882
                                          ------------   ------------   ------------
Gross margin                                 7,004,098      7,803,363      8,148,745

Selling expenses                             5,128,321      5,617,518      6,930,180
Administrative expenses                      1,741,554      1,897,455      1,705,689
                                          ------------   ------------   ------------
  Total operating expenses                   6,869,875      7,514,973      8,635,869

Income (loss) before
  other income and expense                     134,223        288,390       (487,124)

Non-recurring gain from demutualization
  of insurance company                               -              -        153,381

Interest income                                192,445        132,954         71,129

Interest expense                               238,963        327,517        284,809

Other income, net                               46,776          6,173         37,150
                                          ------------   ------------   ------------

Income (loss) before income taxes              134,481        100,000       (510,273)

Income tax expense                               4,881              -      1,280,000
                                          ------------   ------------   ------------

Net income (loss)                         $    129,600   $        100   $ (1,790,273)
                                          ============   ============   ============

Net income (loss) per common share
(Note 9)

Basic                                     $       0.05   $       0.04   $      (0.69)
                                          ============   ============   ============
Diluted                                   $       0.05   $       0.04   $      (0.69)
                                          ============   ============   ============

                 See notes to consolidated financial statements

Shopsmith, Inc. 2004 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                     April 3,     April 5,
                                                       2004         2003
                                                    ----------   ----------
                   ASSETS

Current assets:
 Cash and cash equivalents (Note 2)                 $      800   $  250,316
 Accounts receivable:
     Trade, less allowance for doubtful accounts:
     $391,871 in 2004 and $915,489 in 2003           1,144,245    1,395,660
 Inventories (Note 2):
     Finished products                                 912,318      856,629
     Raw materials and work in process               1,210,122    1,098,679
                                                    ----------   ----------
       Total inventories                             2,122,440    1,955,308
Prepaid expenses                                       143,569      209,072
                                                    ----------   ----------
       Total current assets                          3,411,054    3,810,356

Properties (Notes 2 and 10):
 Land, building and improvements                     3,157,054    3,148,348
 Machinery, equipment and tooling                    6,806,070    6,723,950
                                                    ----------   ----------
       Total cost                                    9,963,124    9,872,298
 Less, accumulated depreciation and amortization     7,370,470    7,213,852
                                                    ----------   ----------
       Net properties                                2,592,654    2,658,446

Long-term portion of accounts receivable
 trade, less allowance for doubtful accounts:
 $278,120 in 2004 and $205,709 in 2003                 698,087      577,080

Other assets                                             3,128        3,128
                                                    ----------   ----------

Total assets                                        $6,704,923   $7,049,010
                                                    ==========   ==========

                                    Continued

Shopsmith, Inc. 2004 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                            April 3,     April 5,
                                                                              2004         2003
                                                                           ----------   -----------
                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable                                                           $1,049,694   $   949,801
Note payable (Note 3)                                                               -       400,000
Current portion of long-term debt and capital lease obligation (Note 10)      107,555       105,458
Customer advances                                                              74,031        65,489
Accrued liabilities:
 Compensation, employee benefits and payroll taxes                            410,603       396,573
 Sales taxes payable                                                           55,696        64,177
 Accrued recourse liability                                                   311,768       351,055
 Accrued expenses                                                             249,482       273,605
 Other                                                                         54,118        72,921
                                                                           ----------   -----------
   Total current liabilities                                                2,312,947     2,679,079

Long-term debt and capital lease obligation (Note 10)                       2,266,665     2,374,220
                                                                           ----------   -----------
   Total liabilities                                                        4,579,612     5,053,299

Shareholders' equity (Notes 6 and 8):
 Preferred shares- without par value;
 authorized 500,000; none issued
 Common shares- without par value;
 authorized 5,000,000; issued and outstanding 2,605,233                     2,806,482     2,806,482
 Deficit                                                                     (681,171)     (810,771)
                                                                           ----------   -----------
   Total shareholders' equity                                               2,125,311     1,995,711
                                                                           ----------   -----------

Total liabilities and shareholders' equity                                 $6,704,923   $ 7,049,010
                                                                           ==========   ===========

                 See notes to consolidated financial statements.

Shopsmith, Inc. 2004 Annual Report

                         SHOPSMITH INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                       Retained        Total
                                  Common Shares        Earnings    Shareholders'
                               Number     Amount      (Deficit)       Equity
                             ---------  -----------  -----------   -------------
Balance April 1, 2001        2,605,233  $ 2,806,482  $   879,502   $ 3,685,984
 Net loss for fiscal 2002            -            -   (1,790,273)   (1,790,273)
                             ---------  -----------  -----------   -----------
Balance March 30, 2002       2,605,233    2,806,482     (910,771)    1,895,711
 Net income for fiscal 2003          -            -      100,000       100,000
                             ---------  -----------  -----------   -----------
Balance April 5, 2003        2,605,233    2,806,482     (810,771)    1,995,711
 Net income for fiscal 2004          -            -      129,600       129,600
                             ---------  -----------  -----------   -----------
Balance April 3, 2004        2,605,233  $ 2,806,482  $  (681,171)  $ 2,125,311
                             =========  ===========  ===========   ===========

                 See notes to consolidated financial statements.

Shopsmith, Inc. 2004 Annual Report

             SHOPSMITH INC. AND SUBSIDIARIES
        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Fiscal Years Ended
                                                          --------------------------------------------
                                                             April 3,       April 5,        March 30,
                                                              2004            2003            2002
                                                          ------------    ------------    ------------
Cash flows from operating activities:
Net income (loss)                                         $    129,600    $    100,000    $ (1,790,273)
        Adjustments to reconcile net income (loss) to
        cash from operating activities:
        Depreciation and amortization                          156,618         184,724         246,567
        Provision for doubtful accounts                        280,184         533,210         245,426
        Deferred income taxes                                        -               -       1,280,000
        Changes in operating assets and liabilities:
         Restricted cash                                             -         151,585          23,133
         Accounts receivable                                  (189,063)       (648,108)     (1,261,625)
         Inventories                                          (167,132)        347,949        (135,032)
         Prepaid expenses                                       65,503           8,763         213,252
         Accounts payable and customer advances                108,435        (693,527)        426,434
         Other current liabilities                             (37,377)        307,402         (84,217)
                                                          ------------    ------------    ------------
Cash provided from (used in) operating activities              346,768         291,998        (836,335)

Cash flows from investing activities:
        Property additions                                     (90,826)        (13,504)        (77,633)
        Proceeds from sale of property                               -               -          31,921
                                                          ------------    ------------    ------------
Cash (used in) investing activities                            (90,826)        (13,504)        (45,712)

Cash flows from financing activities:
        Proceeds from note payable                                   -               -         400,000
        Payments on note payable                              (400,000)              -               -
        Payments on long-term debt and capital lease
          obligation                                          (105,458)       (104,502)        (93,159)
                                                          ------------    ------------    ------------
Cash provided from (used in) financing activities             (505,458)       (104,502)        306,841
                                                          ------------    ------------    ------------

Net increase (decrease) in cash and cash equivalents          (249,516)        173,992        (575,206)

Cash and cash equivalents:
        At beginning of year                                   250,316          76,324         651,530
                                                          ------------    ------------    ------------
        At end of year                                    $        800    $    250,316    $     76,324
                                                          ============    ============    ============

                 See notes to consolidated financial statements.

Shopsmith, Inc. 2004 Annual Report

SHOPSMITH, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION

Shopsmith, Inc and Subsidiaries' ("Shopsmith" or the "Company") sole business activity is the manufacturing, marketing, and sales of quality woodworking products in the United States through demonstration, telephone solicitation, mail-order and internet selling channels and, to a limited degree, through dealers in the United States, Canada and the United Kingdom. Shopsmith branded products account for substantially all sales. The majority of these products (as measured by dollar value) are manufactured by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the parent company and its subsidiaries, after elimination of significant intercompany balances and transactions.

FISCAL YEAR

Shopsmith's fiscal year follows a 52/53-week pattern consistent with its fiscal year for tax purposes. The years ended April 3, 2004 and March 30, 2002 were 52-week years, while the year ended April 5, 2003 was a 53-week year.

STATEMENTS OF CASH FLOWS

Supplementary information relating to the consolidated statements of cash flows is as follows:

                             2004          2003          2002
                          ----------    ----------    ----------
Cash paid for interest    $  238,963    $  327,517    $  284,809

The Company entered into a capital lease obligation of $23,965 in fiscal 2002 for a vehicle.

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

ACCRUED RECOURSE LIABILITY

Beginning in fiscal 2003, the Company no longer sold retail installment contracts to financial institutions. Retail installment contracts sold to financial institutions were $1.7 million in 2002, which were sold without recourse. At April 3, 2004 and April 5, 2003, approximately $550,000 and $892,000, respectively, of installment contracts with a recourse provision were still outstanding. If the customer defaults on their obligation to the financial institution, Shopsmith is obligated to purchase the installment contract and then may attempt to collect from the customer. The last contracts with a recourse provision occurred in fiscal 2001. The Company had an accrued recourse liability for estimated losses on these future repurchases of $312,000 and $351,000 at April 3, 2004 and April 5, 2003, respectively.

Shopsmith, Inc. 2004 Annual Report

Accounts repurchased under the recourse provision are carried in accounts receivable, net of an allowance for doubtful accounts, while the Company attempts to collect them. Since these accounts do not exist within the receivables until the repurchase occurs, the allowance percentage is unusually high compared to a more ordinary receivable arrangement.

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

INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. As of April 3, 2004 and April 5, 2003, a full valuation allowance for deferred tax assets was provided to reflect doubtful realization of future tax benefits.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments below is estimated using a discounted cash flow analysis:

                                                        April 3, 2004                 April 5, 2003
                                                   Carrying      Estimated       Carrying      Estimated
                                                    Value        Fair Value       Value        Fair Value
                                                 ------------   ------------   ------------   ------------
Liabilities:
   Long-term debt and capital lease obligation   $  2,374,220   $  2,547,355   $  2,479,678   $  2,736,515

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their respective fair values.

Shopsmith, Inc. 2004 Annual Report

PRODUCT WARRANTIES

Products are warranted for 2 years with a lifetime warranty against defects in material and workmanship. Estimated costs are accrued for warranties presently in force. The Company also sells a lifetime service agreement. A liability is accrued for the remaining balance on these agreements. A ten year period is assumed for the life of the agreement. Warranty activity for fiscal years 2002, 2003, and 2004 is as follows:

                                             Warranty Plan   Service Plan
                                             -------------   ------------
Balance at March 31, 2001                      $ 20,640       $      -
   Claims paid in fiscal 2002                   (78,655)       (12,235)
   Accrued warranty expense in fiscal 2002       94,570        101,729
                                               --------       --------
Balance at March 30, 2002                        36,555         89,494
   Claims paid in fiscal 2003                   (38,295)       (11,498)
   Accrued warranty expense in fiscal 2003       19,078         40,209
                                               --------       --------
Balance at April 5, 2003                         17,338        118,205
   Claims paid in fiscal 2004                   (51,019)        (6,824)
   Accrued warranty expense in fiscal 2004       56,954        (12,899)
                                               --------       --------
Balance at April 3, 2004                       $ 23,273       $ 98,482
                                               ========       ========

INCOME (LOSS) PER COMMON SHARE

Basic income (loss) per common share is computed by dividing net income (loss), by the weighted-average number of common shares outstanding during the period. Diluted income (loss) per common share reflects reduced per share amounts that would have resulted if dilutive stock options had been converted into common stock.

ADVERTISING EXPENSES

The Company recognizes media expenses in the period demonstration events occur. Catalog costs are accounted for under the accounting principles related to direct response advertising. These principles provide for capitalization of costs and amortization over the period of expected revenue from the direct response advertising.

Direct response advertising is amortized over the expected period of revenue from the direct response advertising. This period varies by type of mailing, up to a period of one year. The unamortized advertising asset was $32,000 and $94,000 at April 3, 2004, and April 5, 2003, respectively.

Total advertising expenses for each fiscal year were approximately $1.1 million, $1.3 million, and $1.8 million in 2004, 2003, and 2002, respectively.

ESTIMATES

In preparing financial statements in accordance with United States of America generally accepted accounting principles, management must make estimates and assumptions. These estimates and assumptions affect the amounts reported for assets, liabilities, revenues and expenses, as well as affecting the disclosures provided. Future results could differ from the current estimates. Areas involving the use of management's estimates and assumptions include the allowance for doubtful accounts, accrued recourse liability, inventory cost, depreciation of property and equipment, deferred income tax valuation allowances, product warranty accruals and other accrued liabilities.

BUSINESS SEGMENTS

The Company has only one operating segment within the meaning of SFAS No. 131.

STOCK-BASED COMPENSATION

Shopsmith, Inc. 2004 Annual Report

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," and, accordingly, accounts for its stock option plans using the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The following table illustrates the effect on net income and earnings per share if compensation expense was measured using the fair value recognition provisions of SFAS No. 123:

                                                   2004       2003        2002
                                                 ---------   ------   ------------
Net income (loss)- as reported                   $ 129,600   $  100   $ (1,790,273)
Net income (loss)- pro forma                     $ 119,600   $   80   $ (1,808,273)
Diluted earnings (loss) per share- as reported   $    0.05   $ 0.04   $      (0.69)
Diluted earnings (loss) per share- pro forma     $    0.05   $ 0.03   $      (0.69)

The fair value of options granted in fiscal 2004, 2003, and 2002 was $10,000, $20,000 and $18,000, respectively. The fair value of each options grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                              2004       2003       2002
                            --------    -------    -------
Expected dividend yield            0%         0%         0%
Expected stock volatility         21%        21%        32%
Risk -free interest rate        2.78%      2.78%      4.74%
Expected life of options    10 years    5 years    5 years

NEW ACCOUNTING PRONOUNCEMENTS

In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have an impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities". This standard clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and addresses consolidation by business enterprises of variable interest entities. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. FIN 46 also enhances the disclosure requirements related to variable interest entities. This statement was effective for the Company on October 4, 2003 for variable interest entities created or in which an enterprise obtains an interest after January 31, 2003. FIN 46 was effective for the Company beginning January 4, 2004 for all interest in variable interest entities acquired before February 1, 2003. The adoption of this statement did not have an impact on the Company's consolidated financial statements.

3. BORROWING ARRANGEMENTS AND BANK LINE OF CREDIT

On December 31, 2002, Shopsmith entered into a loan agreement with Provident Bank which allows the Company to borrow up to the lesser of $750,000 or 80% of eligible receivables due from Lowe's Companies, Inc., with interest charged at one and one-half percent over the bank's prime rate. On July 17, 2003, this agreement was amended to allow borrowings up to $1,400,000. The agreement requires compliance with certain net income, net worth, and miscellaneous covenants. Substantially all personal property is pledged as collateral. At April 3, 2004 and April 5, 2003, there were no outstanding borrowings under this agreement.

During fiscal 2002, the Company entered into an arrangement with John R. Folkerth, the Company's CEO, which allowed the Company to borrow up to $600,000 with interest at twelve percent. The note payable was paid in full on July 31, 2003. At April 5, 2003 there was $400,000 outstanding under this arrangement.

Shopsmith, Inc. 2004 Annual Report

4. EMPLOYEE BENEFITS

Shopsmith maintains a defined contribution employee benefit plan covering substantially all employees. At the discretion of the Board of Directors, the Company matches employee contributions of up to four percent of compensation at rates of 25 or 50 percent, depending on amounts contributed by employees. Included in operations were approximately ($1,600), $26,000, and $0 related to this plan for fiscal years 2004, 2003, and 2002, respectively.

The Company provides certain health care and life insurance benefits to substantially all employees. These benefits are provided by insurance.

In May 2002, Shopsmith implemented an employee salary reduction plan. Reductions under this plan continued through December 2002. As part of this plan, fiscal 2003 pre-tax income above $100,000 was used to return the amount of the reduction to the employees and if income had permitted, to pay an additional incentive equal to the amount of the reduction. Fiscal 2003 income levels permitted approximately 76% of the reduction to be returned. Fiscal 2004 results include an accrual for the return of the remaining amount of the reduction.

5. OPERATING LEASES

Rent expense under operating leases was approximately $61,000 in 2004, $47,000 in 2003, and $121,000 in 2002.

      Future minimum lease obligations aggregated
      $97,141 and are payable as follows:

2005    $53,122
2006     24,735
2007     17,926
2008      1,358

6. STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

The Company has both fixed and performance based options. The exercise price of each option equaled or exceeded the market price of the Company's stock at the date of grant. The maximum term of the options is ten years.

In August 1993, the Company adopted an employee stock purchase plan, which permits eligible employees and directors of Shopsmith to purchase from time to time up to 250,000 Shopsmith common shares directly from the Company without payment of brokerage fees. The purchase price of the shares purchased under the plan is the market price of the shares (based upon a five-day average closing price at the time of purchase). No shares were purchased under the plan in fiscal 2004, 2003, or 2002.

In July 1995, the shareholders approved the 1995 option plan that provides for the issuance of up to 250,000 shares. 80,000 options at an average option price of $.37 were granted in fiscal 2003, and 100,000 options at an average option price of $.57 were granted in fiscal 2002.

In July 1997, the shareholders approved the 1997 option plan, which provides for the issuance of up to 250,000 shares pursuant to options granted under the plan. 95,000 options were granted in fiscal 2003 at an average option price of $.34 per share under this plan.

In February 2000, the Company adopted The 2000 Director Stock Option Plan that permits non-employee directors to purchase up to a maximum of 72,000 common shares. Annual options for 6,000 shares (2,000 for each non-employee director) were granted in fiscal 2002, 2003, and 2004 at an average option price of $.63, $.35, and $.30 per share, respectively. The plan provides for annual grants of options for 2,000 shares to each non-employee director immediately following each Annual Meeting of Shareholders.

Options outstanding at the end of fiscal 2004 covered 397,000 shares at a weighted average exercise price of $.54. Of these options, 247,000 were in the range of $.34 to $.43 at a weighted average exercise price of $.37, 128,000 were in the range of $.52 to $.82 at a weighted average exercise price of $.62, and 22,000 were at an exercise price of $1.91.

Shopsmith, Inc. 2004 Annual Report

Additional information relating to its plans is as follows:

                                       2004               2003                2002
                               ------------------- ------------------  ------------------
                                 Num     Avg Price   Num    Avg Price    Num    Avg Price
                                         1995 Plan
Granted                              -     $   -    80,000   $  0.37   100,000   $  0.57
Cancelled                            -         -    50,002      0.70    29,999      0.78
Expired                              -         -         -         -    78,334      1.48
Available                       53,000         -    53,000         -    82,998         -
Exercisable at year end         91,998      0.83    43,666      1.25    22,000      1.91
Outstanding at year end        167,000      0.65   167,000      0.65   137,002      0.83

                                         1997 Plan
Granted                              -         -    95,000      0.34         -         -
Cancelled                            -         -    26,668      1.47    11,666      0.72
Available                       50,000         -    50,000         -   118,332         -
Exercisable at year end        136,666      0.49    85,000      0.57    65,000      0.92
Outstanding at year end        200,000      0.45   200,000      0.45   131,668      0.73

                                         Director Plan
Granted                          6,000      0.30     6,000      0.35     6,000      0.63
Available                       42,000         -    48,000         -    54,000         -
Exercisable at year end         30,000      0.51    24,000      0.56    18,000      0.63
Outstanding at year end         30,000      0.51    24,000      0.56    18,000      0.63

Except for outstanding options, the plans terminate in ten years.

                                                                  Fixed Plan            Performance Based Plan
                                                          --------------------------   -----------------------
                                                                            Weighted                  Weighted
                                                                             Average                   Average
                                                          Number of         Exercise   Number of      Exercise
                                                           Shares             Price      Shares         Price
                                                          ---------         --------   ---------      --------
Outstanding at April 5, 2003                               411,000           $ 0.66        -
Granted                                                      6,000             0.30        -
Cancelled                                                  (20,000)            3.00        -
Outstanding at April 3, 2004                               397,000             0.54        -
Options Exercisable at April 3, 2004                       258,664             0.62        -

In accordance with the provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock Based Compensation" ("SFAS" No. 148), the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. The Company has variable and non-variable stock option plans. The Company accounts for non-variable stock options based on their intrinsic value at the date of the grant. Because options are generally granted at market value, there is no intrinsic value and resultant compensation expense. The Company accounts for variable stock options based on the intrinsic value on the measurement date. No compensation cost from the variable stock option plans was recognized in fiscal 2002, 2003 or 2004. No options under the variable stock option plans were outstanding at the end of fiscal 2004.

Shopsmith, Inc. 2004 Annual Report

7. INCOME TAXES

The income tax provision reflected in the consolidated statements of operations is comprised of the following:

                                             2004        2003      2002
                                             ----        ----      ----
Current                                   $    4,881     $ -    $        -
Deferred                                     119,000       -             -
                                          ----------     ---    ----------

Provision for income taxes before
 effect of adjustment of
 valuation allowance                         123,881       -             -

Effect of adjustment of valuation
 allowance                                  (119,000)      -     1,280,000
                                          ----------     ---    ----------

Income tax expense                        $    4,881     $ -    $1,280,000
                                          ==========     ===    ==========

The change in the valuation allowance represents the effect of the Company's evaluation of the realizability of future tax benefits of deferred tax assets.

The components of deferred tax assets and liabilities included in the consolidated balance sheets are as follows:

                                            2004         2003        2002
                                            ----         ----        ----
Expenses not currently deductible        $ 238,000    $ 237,000    $ 166,000
Inventory valuation                          9,000        9,000        9,000
Allowance for doubtful accounts            228,000      381,000      303,000
Less valuation allowance                  (475,000)    (627,000)    (478,000)
                                         ---------    ---------    ---------
  Current                                        -            -            -
                                         ---------    ---------    ---------

Tax loss carryforwards                     630,000      597,000      806,000
Tax credit carryforwards                    51,000       55,000       55,000
Alternative minimum tax credits             94,000       90,000       90,000
Less valuation allowance                  (775,000)    (742,000)    (951,000)
                                         ---------    ---------    ---------
  Non- current                                   -            -            -
                                         ---------    ---------    ---------
    Total                                $       -    $       -    $       -
                                         =========    =========    =========

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recorded for financial reporting purposes and such amounts as measured by tax laws and regulations.

Shopsmith, Inc. 2004 Annual Report

The Company's effective tax rate differs from the U. S. statutory rate as follows:

                                          2004      2003      2002
                                          -----     -----     -----
Federal statutory rate                     34.0%     34.0%    (34.0%)
                                          -----     -----     -----

Non deductible expenses
  principally meals and entertainment      18.6%     26.0%      4.8%
Change in valuation allowance             (88.5%)   (60.0%)   280.0%
Other, net                                 39.5%      0.0%      0.0%
                                          -----     -----     -----
                                            3.6%      0.0%    250.8%
                                          =====     =====     =====

Net operating losses and tax credits expire as follows:

           Net Operating    Tax
               Losses     Credits
           ------------- ----------
2005                 -       23,000
2006                 -       18,000
2007                 -       10,000
2010           193,000            -
2019           849,000            -
2020           159,000            -
2021           420,000
2023           241,000            -
            ----------   ----------
            $1,862,000   $   51,000
            ==========   ==========

8. STOCK REPURCHASE

In October 1997, the Company's Board of Directors approved a plan under which the Company may repurchase up to 200,000 common shares in market and other transactions from time to time. Such transactions will be at the discretion of the Company and the plan will continue indefinitely. The Company has repurchased 88,000 shares through April 3, 2004 under this plan. No repurchases were made in fiscal 2002, 2003, or 2004.

Shopsmith, Inc. 2004 Annual Report

9. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect reduced per share amounts that would have resulted if dilutive stock options had been converted into common stock. The following reconciles amounts reported in the financial statements:

                                             2004           2003          2002
                                             ----           ----          ----
Net income (loss)                         $   129,600   $   100,000   $(1,790,273)
                                          ===========   ===========   ===========

Weighted average shares                     2,605,233     2,605,233     2,605,233
Additional dilutive shares                      7,222             -             -
                                          -----------   -----------   -----------
Total dilutive shares                       2,612,455     2,605,233     2,605,233
                                          ===========   ===========   ===========

Basic earnings (loss) per share           $      0.05   $      0.04   $     (0.69)
                                          ===========   ===========   ===========
Diluted earnings (loss) per share         $      0.05   $      0.04   $     (0.69)
                                          ===========   ===========   ===========

There were no additional dilutive shares included in the computation at April 5, 2003 and March 30, 2002 because the stock options were anti-dilutive.

10. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATION

In fiscal 1999 the Company purchased the building it had been leasing. The seller financed the building purchase. The financing agreement, among other things, provided for a $100,000 down payment and a secured mortgage note for $2,800,000 at an 8.75% interest rate. The agreement also contains certain covenant provisions. In fiscal 2002, the agreement was amended to continue the $25,785 of monthly principal and interest payments until January 1, 2006 at which time the scheduled balance of approximately $2,180,000 will become due and payable. The outstanding balance under this agreement was $2,372,661 at April 3, 2004 and $2,469,807 at April 5, 2003 respectively. Scheduled maturities of long-term debt, including capital leases, are as follows:

2005                 $   107,555
2006                   2,266,665

The Company has a capital lease obligation payable over a 4 year period beginning in October 2000. Monthly payments are $440 including interest at 13%.

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

Shopsmith, Inc. 2004 Annual Report

Based on available information, the Company believes its share of the estimated costs associated with the ultimate resolution of these matters will not be material to the results of operations or the financial position of the Company.

12. NON-RECURRING GAIN FROM DEMUTUALIZATION OF INSURANCE COMPANY

During the third quarter of fiscal 2002, the Company received a stock distribution from its mutual insurance carrier in connection with the carrier's conversion to a publicly-held corporation (demutualization). The Company recorded the distribution at its fair value and recognized the resulting non-recurring gain of $153,000, during fiscal 2002.

13. GAIN FROM SALE OF STOCK TICKER SYMBOL

During the fourth quarter of fiscal 2004, the Company recorded a gain from the sale of its "SHOP" stock ticker symbol in the amount of $40,000. Starting on March 17, 2004 the Company's stock began trading under the ticker symbol "SHPS".

14. SIGNIFICANT CUSTOMER

A major retailer represented 39%, 36%, and 22% of sales for the fiscal year ended April 3, 2004, April 5, 2003, and March 30, 2002, respectively. This retailer also represented 41% and 42% of trade accounts receivable at April 3, 2004 and April 5, 2003, respectively.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

Shown below is the unaudited quarterly financial data for the fiscal years ended April 3, 2004 and April 5, 2003.

                                                                                    Earnings
                                  Net             Gross             Net            (loss) per
                                 Sales            Profit        Income (Loss)         Share
                              -----------      -----------      -------------       ---------
2004
  First Quarter               $ 3,112,504      $ 1,530,595       $ (124,077)         $ (0.05)
  Second Quarter                3,174,334        1,661,249          118,507             0.05
  Third Quarter                 3,645,732        1,850,574           23,951             0.01
  Fourth Quarter                3,860,215        1,961,680          111,219             0.04

2003
  First Quarter               $ 3,415,012      $ 1,797,107       $   63,728          $  0.02
  Second Quarter                3,206,760        1,671,476           36,272             0.01
  Third Quarter                 3,986,866        1,947,691                -                -
  Fourth Quarter                4,727,789        2,387,089                -                -

The sum of quarterly earnings per share for the four quarters may not equal annual earnings per share due to rounding and changes in dilutive potential common shares.

Shopsmith, Inc. 2004 Annual Report

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The financial condition and results of operations for Shopsmith presented in the Consolidated Financial Statements, accompanying notes , selected financial data appearing elsewhere within this report, and management's discussion and analysis are dependent upon the Company's accounting policies. The selection and application of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change. The Company's significant accounting policies are discussed in Note 2 of the notes to the Consolidated Financial Statements. In management's opinion, the Company's critical accounting policies include the allowance for doubtful accounts and accrued recourse liability.

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

Accounts repurchased under the recourse provision, discussed below, are carried in trade accounts receivable, net of an allowance for doubtful accounts, while the Company attempts to collect them. Since these accounts do not exist within the receivables until the repurchase occurs, the allowance percentage of doubtful accounts to total receivables is unusually high compared to other receivable arrangements.

ACCRUED RECOURSE LIABILITY

Certain retail installment contracts sold to financial institutions through the fiscal year ended March 31, 2001 included a recourse provision. Under this recourse provision, Shopsmith is obligated to purchase the installment contract if the customer defaults on their obligation to the financial institution. The Company's liability for future recourse obligations has been estimated using factors based on the value and rate of change of the value of the outstanding accounts, the rate and changes in the rate of repurchases required under the recourse provision, as well as estimates of amounts collectable after the accounts are repurchased. If these factors would deteriorate, additional accruals would be necessary and would affect future operating results.

DEFERRED TAX VALUATION ALLOWANCE

The Company has recorded a valuation allowance based on their evaluation of the realizability of the future tax benefits of deferred tax assets.

Shopsmith, Inc. 2004 Annual Report

RESULTS OF OPERATIONS

FISCAL 2004

For the fiscal year ended April 3, 2004, Shopsmith earned net income of $130,000 or .05 per share, compared to net income of $100,000 or $.04 per share in fiscal 2003.

During fiscal 2004, the Company continued the trend from fiscal 2003 of focusing on controlling costs and reducing operating expenses during this period of continuing decline in sales.

Sales declined by 10% in fiscal 2004 to $13,793,000 from $15,336,000 in the prior year. The decline occurred both in demonstration sales of our core product, the Mark V, which declined 7.9% from fiscal 2003, and in our accessory catalog and internet efforts which declined 14.2% from fiscal 2003. The Company continues their efforts to reverse this trend. Gross margin as a percentage of sales remained at 51%, the same as in fiscal 2003.

Improvements in reducing expenses of each sales demonstration event continued, with a $489,000 decrease in selling costs, during fiscal 2004. Total net operating costs declined to $6,970,000 during fiscal 2004 from $7,515,000 the previous year.

Interest expense declined to $239,000 in fiscal 2004 from $328,000 in fiscal 2003, due to more favorable terms of the line of credit agreement with Provident Bank. Other income for fiscal 2004 included $40,000 gain from the sale of the Company's SHOP stock ticker symbol. The new symbol is SHPS.

FISCAL 2003

For the fiscal year ended April 5, 2003, Shopsmith earned net income of $100,000 or .04 per share, compared to a net loss of $1,790,000 or $.69 per share in fiscal 2002.

In May 2002, Shopsmith implemented an employee salary reduction plan. Reductions under this plan continued through December 2002. As part of this plan, fiscal 2003 pre-tax income above $100,000 was used to return the amount of the reduction to the employees and if income had permitted, to pay an additional incentive equal to the amount of the reduction. Fiscal 2003 income levels permitted approximately 76% of the reduction to be returned. Fiscal 2004 results include an accrual for the return of the remaining amount of the reduction.

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

Significant improvements were made in reducing the expenses of each sales demonstration event. This allowed net operating costs to decline to $7,515,000 or 49.0% of net sales from $8,636,000 or 53.1% of net sales the previous year. Administrative costs increased to $1,897,000 during fiscal 2003 from $1,706,000 in fiscal 2002 due to necessary increases in the provision for losses from repurchased recourse consumer finance accounts.

Interest income increased in fiscal 2003 due to the increase in the amounts outstanding for consumer receivables. The increase in interest expense was due to funds needed to support both the consumer and Lowe's receivables.

FISCAL 2002

A net loss of $1,790,000 or $.69 per share occurred in the year ended March 30, 2002 compared to a fiscal year 2001 net loss of $116,000, or $.04 per share. This loss included a $1,280,000 valuation reserve against deferred tax assets that was created because of the uncertainty in the realizability of these assets.

During fiscal 2002, Shopsmith began selling its core product, the Mark V, through demonstrations at Lowe's stores. Sales to Lowe's accounted for 22% of fiscal year 2002 sales. Sales at these demonstrations brought a lower sales price and margin percentage as sales to a distributor as compared to our previous demonstration sales which were direct to the consumer. The demonstrations at Lowe's also brought lower selling costs,

Shopsmith, Inc. 2004 Annual Report

through lower advertising costs due to the large number of qualified prospects that are already in Lowe's stores.

Sales declined by $1,230,000 or 7% to $16,275,000 during fiscal 2002 from $17,505,000 in fiscal 2001. This decrease reflects the lower sales price on the Mark V, when sold through Lowe's. Unit shipments of the Mark V increased by 13.6% over the prior year. Gross margin rates were also affected by this change and declined to $8,149,00 or 50.1% of sales from $9,207,000 or 52.6% of sales in fiscal 2001.

Net operating expenses decreased to $8,636,000 or 53.1% of sales, from $9,167,000 or 52.4% of sales the prior year. The change in net operating expenses reflects the lower selling costs from the change in demonstrations, offset by the return to more normal levels of administrative costs. Fiscal 2001 administrative costs were lower due to favorable evaluations of contingency exposure.

LIQUIDITY AND CAPITAL

Cash provided from operations for the year ended April 3, 2004 totaled $347,000 compared to $292,000 in fiscal 2003. An increase in net income along with an increase in the Company's provision for doubtful accounts were the main sources of cash in fiscal 2004. A primary use of cash in fiscal 2004 was the repayment of the $400,000 note payable to John R. Folkerth. In the fourth quarter of fiscal 2003, the Company increased the provision for losses on accounts with a recourse provision, previously financed by customers through Household Retail Services, by $220,000. Actual cash requirements represented by this provision will occur over the next 3 to 4 years.

In December 2002, Shopsmith entered into a line of credit agreement with Provident Bank. This agreement allows borrowings up to $1,400,000 based on inventory and receivables.

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

The current ratio was 1.47 to 1 at April 3, 2004 compared to 1.42 to 1 a year ago. The debt to equity ratio decreased to 2.15 to 1 from 2.53 to 1 at the beginning of the fiscal year.

CAPITAL EXPENDITURES

No significant capital items were purchased in fiscal 2004 or 2003.

OFF-BALANCE SHEET ARRANGEMENTS

As discussed in the "Accrued Recourse Liability" section of Note 2 to the Consolidated Financial Statements, certain retail installment contracts sold to a financial institution through fiscal 2001 contained a recourse provision. The recourse provision allowed contracts to be sold to the financial institution that would not otherwise have been accepted by the institution. Approximately $550,000 of installment contracts with a recourse provision were outstanding at April 3, 2004. The Company had an accrued recourse liability for estimated losses under the recourse provision of $312,000 at April 3, 2004.

Shopsmith, Inc. 2004 Annual Report

CONTRACTUAL OBLIGATIONS

                                                                         PAYMENTS DUE BY PERIOD

                                                            LESS THAN                                        MORE THAN
 CONTRACTUAL OBLIGATIONS                    TOTAL            1 YEAR         1-3 YEARS           3-5 YEARS     5 YEARS
Long-Term Debt                           $ 2,372,661        $ 105,996      $ 2,266,665           $     -       $ -
Capital Lease Obligations                      1,559            1,559                -                 -         -
Operating Leases                              97,141           53,122           42,661             1,358         -

Total                                      2,471,361          160,677        2,309,326             1,358         -

FORWARD LOOKING STATEMENTS

The foregoing discussion and the Company's consolidated financial statements contain certain forward-looking statements that involve risks and uncertainties, including but not limited to the following: (a) the adequacy of operating cash flows over the next several years together with currently available working capital to finance the operating needs of the Company; (b) the Company's continued compliance with covenants required by the Provident line of credit agreement; (c) cancellation by Lowe's of the in-store sales program; and (d) the resolution without material liability or expense of certain claims pending against the Company as described in Note 11 to Consolidated Financial Statements.

Shopsmith, Inc. 2004 Annual Report

                         SHOPSMITH, INC. AND SUBSIDARIES
                            Shareholders' Information

Five-Year Review of Performance

(Dollars in thousands except per share)

                                            2004        2003        2002        2001        2000
                                            ----        ----        ----        ----        ----
Summary of operations:
 Net sales                                $ 13,793    $ 15,336    $ 16,275    $ 17,505    $ 19,554
 Interest income                               192         133          71          50          48
 Interest(expense)                            (239)       (328)       (285)       (216)       (271)
 Income (loss) before income
  taxes                                        134         100        (510)       (116)       (897)
 Income tax expense (benefit)                    5           -       1,280           -        (273)
 Net income (loss)                             130         100      (1,790)       (116)       (624)

Financial Position:
 Working capital                          $  1,098    $  1,131    $  1,328    $  2,296    $  2,437
 Property-net                                2,593       2,658       2,830       3,007       3,228
 Total assets                                6,705       7,049       7,440       8,577       9,642
 Long-term debt                              2,267       2,374       2,479       2,568       2,640
 Shareholders' equity                        2,125       1,996       1,896       3,686       3,802

Per share information:
 Income (loss) per share-basic:               0.05        0.04       (0.69)      (0.04)      (0.24)
 Income (loss) per share-diluted:             0.05        0.04       (0.69)      (0.04)      (0.24)
 Shareholders' equity per share               0.82        0.77        0.73        1.41        1.46

Performance indicators:
 Return on sales (%)                           0.9         0.7       (11.0)       (0.7)       (3.2)
 Return on average shareholders'
  equity(%)                                    6.3         5.1       (64.1)       (3.1)      (15.2)
 Return on average total assets (%)            1.9         1.4       (22.4)       (1.3)       (6.3)
 Current ratio                                1.47        1.42        1.43        2.00        1.76
 Ratio of total debt to equity                2.15        2.53        2.92        1.32        1.54

Other information:
 Number of employees at year end:
  Full time                                     90         101         112         107         114
  Part time                                     14          16          18          14          16
                                          --------    --------    --------    --------    --------
                                               104         117         130         121         130

Average shares outstanding (000's)           2,605       2,605       2,605       2,605       2,605
                                          --------    --------    --------    --------    --------

Shopsmith, Inc. 2004 Annual Report

                         SHOPSMITH, INC. AND SUBSIDARIES
                            Shareholders' Information

Stock Quotations (Bid Prices)

   Quarter ended          High         Low
   -------------          ----         ---
     June 29, 2002       $ 0.32      $ 0.20
September 28, 2002         0.35        0.21
 December 28, 2002         0.67        0.31
     April 5, 2003         0.39        0.34

      July 5, 2003         0.34        0.20
   October 4, 2003         0.35        0.24
   January 3, 2004         0.51        0.25
     April 3, 2004         0.52        0.26

The common shares of the Company are traded in the over-the-counter market. The above stock quotations were obtained from daily broker quotation ("Pink") sheets and reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The Transfer Agent's records showed approximately 1,200 shareholders of record of the Company's common shares on May 1, 2004.

Per Share Information:

                                Diluted                  Shareholders'
                             Income (loss)   Dividends      Equity
2004                             $ 0.05         $ -         $ 0.82
2003                               0.04           -           0.77
2002                              (0.69)          -           0.73
2001                              (0.04)          -           1.41
2000                              (0.24)          -           1.46

Shopsmith Market Makers
         BrokerageAmerica, LLC
         Crown Financial Group, Inc.
         Wm. V. Frankel & Co., Incorporated
         GVR Company, LLC
         Hill Thompson Magid & Co. Inc.
         May Financial Corporation
         Knight Equity Markets, L.P.
         Schwab Capital Markets, L.P.
         Seaboard Securities, Inc.
         Wien Securities Corp.
         Westminster Securities Corporation

Shopsmith, Inc. 2004 Annual Report

Annual meeting

      Shopsmith's Annual Shareholders' Meeting will be held at 9:30 a.m. on Wednesday, July 28, 2004 at the Company's office and manufacturing facility located at 6530 Poe Avenue, Dayton, Ohio.

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

Shopsmith, Inc. 2004 Annual Report

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

      Edward A. Nicholson and Brady L. Skinner

            Corporate Vice Presidents

      Mark A. May, Vice President of Finance and Chief Financial Officer

      Lawrence R. Jones, Vice President, Operations

            General Information

      Transfer agent and registrar:

                  Registrar and Transfer Company, Cranford, New Jersey

      Independent Auditors:

                  Crowe Chizek and Company LLC, Columbus, Ohio

      General Counsel:

                  Thompson Hine LLP, Dayton, Ohio

      Equal Employment Opportunity Statement: It is the policy of Shopsmith, Inc. to give equal opportunity to all qualified persons without regard to race, color, sex, age, marital status, handicap, religion or national origin.