Form 10-K, Exhibit 13
period 2005-04-02
SHOPSMITH INC
filed 2005-07-01
CIK 89925

Exhibit 13.1

Shopsmith, Inc. 2005 Annual Report

Shopsmith, Inc.

Annual Report to Shareholders

For the Year Ended
April 2, 2005

Shopsmith, Inc. 2005 Annual Report

SHOPSMITH INC. AND SUBSIDIARIES

Financial Highlights:

	Fiscal Years Ended
	April 2,	April 3,	April 5,
	2005	2004	2003
Results of Operations:
Net sales	$13,359,202	$13,792,785	$15,336,427
Income (loss) before income taxes	(770,819)	134,481	100,000
Income tax expense	—	4,881	—
Net income (loss)	(770,819)	129,600	100,000

Per Common Share:
Shareholders’ equity	$0.52	$0.82	$0.77
Dividends	—	—	—
Diluted net income (loss)	(0.30)	0.05	0.04

Financial Position:
Working capital (deficiency)	$(2,232,345)	$1,098,107	$1,131,277
Total assets	6,941,450	6,704,923	7,049,010
Shareholders’ equity	1,354,492	2,125,311	1,995,711
Current ratio	0.60	1.47	1.42
Total debt to equity ratio	4.12	2.15	2.53
Common shares outstanding	2,605,233	2,605,233	2,605,233

Contents

Letter to Shareholders	3
Reporting Responsibility	4
Report of Independent Registered Public Accounting Firm	5
Consolidated Financial Statements	6
Notes to Consolidated Financial Statements	11
Management’s Discussion and Analysis of Financial Condition and Results of Operations	22
Selected Financial Data	27
Shareholders’ Information	28
Directors and Officers	30

Corporate Profile

Headquartered in Dayton, Ohio, Shopsmith, Inc. is recognized as a leader in the production and marketing of quality woodworking tools. The Company distributes these tools and other woodworking products directly to consumers through demonstration, mail and Internet channels. The name “Shopsmith” is a registered trademark that the Company applies to the majority of the products it produces. The Company’s common shares are traded in the over-the-counter market.

Shopsmith, Inc. 2005 Annual Report

To our Shareholders

During the fiscal year ended April 2, 2005, Shopsmith expanded efforts to sell our core product, the Mark V, by increasing the number of demonstration sales events by 24%. Sales results from the added events were disappointing. Accessory sales in our mail, internet, and academy channels declined in 2005. The decline in accessory sales combined with the increase in selling expenses resulted in a net loss of $771,000 or $.30 per diluted share in fiscal 2005 as compared to net income of $130,000 or $.05 per diluted share in fiscal 2004.

Sales during fiscal 2005 decreased by 3% to $13,359,000 or $434,000 less than last year. Unit sales of our core product, the Mark V, decreased by 5.6% during fiscal 2005 from last year compared to last year’s 11.5% decrease from two years ago. The decline in Mark V sales was primarily from a decrease in units sold at each demonstration sales event. During fiscal 2005, Shopsmith started an inquiry acquisition and conversion program to increase the number of prospects invited to the demonstration sales events.

Gross margin as a percentage of sales was 49.8% in fiscal 2005, down from 50.8% in fiscal 2004. Total operating expenses increased to $7,455,000 or 55.8% of net sales in fiscal 2005 from $6,870,000 or 49.8% of net sales last year. Interest expense declined by $70,000 to $169,000 from $239,000 in fiscal 2004 and interest income of $193,000 in fiscal 2005 was comparable to fiscal 2004.

John R. Folkerth
Chairman of the Board
Chief Executive Officer

Shopsmith, Inc. 2005 Annual Report

REPORTING RESPONSIBILITY

Shopsmith’s management is responsible for the preparation and integrity of the consolidated financial statements presented in this Annual Report. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America using the best estimates and judgments of management.

Management believes that the Company’s accounting control systems provide reasonable assurance that assets are safeguarded and that financial information is reliable.

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

Shopsmith, Inc. 2005 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Shopsmith, Inc.
Dayton, Ohio

We have audited the accompanying consolidated balance sheets of Shopsmith, Inc. and Subsidiaries as of April 2, 2005 and April 3, 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years ended April 2, 2005, April 3, 2004 and April 5, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shopsmith, Inc. and Subsidiaries as of April 2, 2005 and April 3, 2004, and the consolidated results of its operations and its cash flows for the years ended April 2, 2005, April 3, 2004 and April 5, 2003, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the consolidated financial statements, the Company incurred a loss of $770,819 during the year ended April 2, 2005 and is in default of its debt obligations, which, taken as a whole, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 14. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Columbus, Ohio
May 13, 2005, except for Note 3,
  for which the date is June 3, 2005

Shopsmith, Inc. 2005 Annual Report

SHOPSMITH INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Years Ended
	April 2,	April 3,	April 5,
	2005	2004	2003
Net sales	$13,359,202	$13,792,785	$15,336,427
Cost of products sold	6,703,385	6,788,687	7,533,064

Gross margin	6,655,817	7,004,098	7,803,363

Selling expenses	5,902,846	5,128,321	5,617,518
Administrative expenses	1,551,696	1,741,554	1,897,455

Total operating expenses	7,454,542	6,869,875	7,514,973

Income (loss) before other income and expense	(798,725)	134,223	288,390

Interest income	193,075	192,445	132,954

Interest expense	168,552	238,963	327,517

Other income, net	3,383	46,776	6,173

Income (loss) before income taxes	(770,819)	134,481	100,000

Income tax expense	—	4,881	—

Net income (loss)	$(770,819)	$129,600	$100,000

Net income (loss) per common share (Note 9)

Basic	$(0.30)	$0.05	$0.04

Diluted	$(0.30)	$0.05	$0.04

See notes to consolidated financial statements.

Shopsmith, Inc. 2005 Annual Report

SHOPSMITH INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	April 2,	April 3,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents (Note 2)	$1,099	$800
Accounts receivable:
Trade, less allowance for doubtful accounts:
$608,060 in 2005 and $391,871 in 2004	1,206,143	1,144,245
Inventories (Note 2):
Finished products	811,215	912,318
Raw materials and work in process	1,223,402	1,210,122

Total inventories	2,034,617	2,122,440
Prepaid expenses	112,754	143,569

Total current assets	3,354,613	3,411,054

Properties (Notes 2 and 10):
Land, building and improvements	3,157,054	3,157,054
Machinery, equipment and tooling	6,885,915	6,806,070

Total cost	10,042,969	9,963,124
Less, accumulated depreciation and amortization	7,526,435	7,370,470

Net properties	2,516,534	2,592,654

Long-term portion of accounts receivable trade, less allowance for doubtful accounts:
$265,688 in 2005 and $278,120 in 2004	1,068,050	698,087
Other assets	2,253	3,128

Total assets	$6,941,450	$6,704,923

Continued

Shopsmith, Inc. 2005 Annual Report

SHOPSMITH INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	April 2,	April 3,
	2005	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,052,134	$1,049,694
Revolving line of credit (Note 3)	577,727	—
Current portion of long-term debt (Note 3)	1,926,915	107,555
Customer advances	79,547	74,031
Accrued liabilities:
Compensation, employee benefits and payroll taxes	318,075	410,603
Sales taxes payable	59,685	55,696
Accrued recourse liability	266,768	311,768
Accrued expenses	232,758	249,482
Other	73,349	54,118

Total current liabilities	5,586,958	2,312,947

Long-term debt, less current portion (Note 3)	—	2,266,665

Total liabilities	5,586,958	4,579,612

Shareholders’ equity (Notes 6 and 8):
Preferred shares- without par value; authorized 500,000; none issued
Common shares- without par value; authorized 5,000,000; issued and outstanding 2,605,233	2,806,482	2,806,482
Deficit	(1,451,990)	(681,171)

Total shareholders’ equity	1,354,492	2,125,311

Total liabilities and shareholders’ equity	$6,941,450	$6,704,923

See notes to consolidated financial statements.

Shopsmith, Inc. 2005 Annual Report

SHOPSMITH INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Retained	Total
	Common Shares		Earnings	Shareholders’
	Number	Amount	(Deficit)	Equity
Balance March 31, 2002	2,605,233	$2,806,482	$(910,771)	$1,895,711

Net income for fiscal 2003	—	—	100,000	100,000

Balance April 5, 2003	2,605,233	2,806,482	(810,771)	1,995,711

Net income for fiscal 2004	—	—	129,600	129,600

Balance April 3, 2004	2,605,233	2,806,482	(681,171)	2,125,311

Net loss for fiscal 2005	—	—	(770,819)	(770,819)

Balance April 2, 2005	2,605,233	$2,806,482	$(1,451,990)	$1,354,492

See notes to consolidated financial statements.

Shopsmith, Inc. 2005 Annual Report

SHOPSMITH INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended
	April 2,	April 3,	April 5,
	2005	2004	2003
Cash flows from operating activities:
Net income (loss)	$(770,819)	$129,600	$100,000
Adjustments to reconcile net income (loss) to cash from (used in) operating activities
Depreciation and amortization	156,865	156,618	184,724
Provision for doubtful accounts	229,841	280,184	533,210
Changes in operating assets and liabilities:
Restricted cash	—	—	151,585
Accounts receivable	(700,989)	(189,063)	(648,108)
Inventories	87,823	(167,132)	347,949
Prepaid expenses and other	31,690	65,503	8,763
Accounts payable and customer advances	1,007,956	108,435	(693,527)
Other current liabilities	(91,745)	(37,377)	307,402

Cash provided from (used in) operating activities	(49,378)	346,768	291,998

Cash flows from investing activities:
Property additions	(80,745)	(90,826)	(13,504)

Cash (used in) investing activities	(80,745)	(90,826)	(13,504)

Cash flows from financing activities:
Revolving line of credit, net	577,727	—	—
Payments on note payable	—	(400,000)	—
Payments on long-term debt and capital lease obligation	(447,305)	(105,458)	(104,502)

Cash provided from (used in) financing activities	130,422	(505,458)	(104,502)

Net increase (decrease) in cash and cash equivalents	299	(249,516)	173,992

Cash and cash equivalents:
At beginning of year	800	250,316	76,324

At end of year	$1,099	$800	$250,316

See notes to consolidated financial statements.

Shopsmith, Inc. 2005 Annual Report

SHOPSMITH, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business Description

Shopsmith, Inc and Subsidiaries’ (“Shopsmith” or the “Company”) sole business activity is the manufacturing, marketing and sales of quality woodworking products in the United States through demonstration, telephone solicitation, mail-order and internet selling channels and, to a limited degree, through dealers in the United States, Canada and the United Kingdom. Shopsmith branded products account for substantially all sales. The majority of these products (as measured by dollar value) are manufactured by the Company.

2. Summary of Significant Accounting Policies

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern (see Note 14).

Principles of Consolidation

The consolidated financial statements include the accounts of the parent company and its subsidiaries, after elimination of significant intercompany balances and transactions.

Fiscal Year

Shopsmith’s fiscal year follows a 52/53-week pattern consistent with its fiscal year for tax purposes. The years ended April 2, 2005 and April 3, 2004 were 52-week years, while the year ended April 5, 2003 was a 53-week year.

Statements of Cash Flows

Supplementary information relating to the consolidated statements of cash flows is as follows:

	2005	2004	2003
Cash paid for interest	$168,552	$238,963	$327,517

Cash and Cash Equivalents

Cash and cash equivalents represent all checking accounts and short-term cash investments having maturities of 90 days or less. Depository transactions and disbursements are handled primarily by one local financial institution, which provides FDIC coverage of $100,000 per depositor. The Company’s accounts periodically exceed FDIC limits.

Revenue Recognition

The Company records revenue at the time of shipment to the customer in accordance with Securities and Exchange Commission Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements”. The Company reduces revenue for anticipated returns based on historical experience.

Trade Accounts Receivable

The Company finances certain customer purchases under revolving credit plans. Minimum principal payments under these plans for the next year have been classified as current, with the remainder classified as a non-current asset.

Accrued Recourse Liability

Beginning in fiscal 2003, the Company discontinued selling retail installment contracts to financial institutions. At April 2, 2005 and April 3, 2004, approximately $400,000 and $550,000, respectively, of installment contracts with a recourse provision were still outstanding. If the customer defaults on their obligation to the financial institution, Shopsmith is obligated to purchase the installment contract and then may attempt to collect from the customer. The last contracts with a recourse provision occurred in fiscal 2001. The Company had an accrued recourse liability for estimated losses on these future repurchases of $267,000 and $312,000 at April 2, 2005 and April 3, 2004, respectively.

Accounts repurchased under the recourse provision are carried in accounts receivable, net of an allowance for doubtful accounts, while the Company attempts to collect them.

Shopsmith, Inc. 2005 Annual Report

Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined by management based on the Company’s historical losses, specific customer circumstances and general economic conditions. Periodically, management reviews accounts receivable and records an allowance for specific customers based on current circumstances and charges off the receivable against the allowance when all attempts to collect the receivable have failed.

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

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. As of April 2, 2005 and April 3, 2004, a full valuation allowance for net deferred tax assets was provided to reflect doubtful realization of future tax benefits.

Fair Value of Financial Instruments

The fair value of financial instruments below is estimated using a discounted cash flow analysis:

	April 2, 2005		April 3, 2004
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
Liabilities:
Long-term debt and capital lease obligation	$1,926,915	$1,926,915	$2,374,220	$2,547,355

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their respective fair values.

Shopsmith, Inc. 2005 Annual Report

Product Warranties

Products are warranted for two years with a lifetime warranty against defects in material and workmanship. Estimated costs are accrued for warranties presently in force. Warranty activity for fiscal years 2003, 2004 and 2005 is as follows:

Balance at March 31, 2002	$36,555
Claims paid in fiscal 2003	(38,295)
Accrued warranty expense in fiscal 2003	19,078

Balance at April 5, 2003	17,338
Claims paid in fiscal 2004	(51,019)
Accrued warranty expense in fiscal 2004	56,954

Balance at April 3, 2004	23,273
Claims paid in fiscal 2005	(48,456)
Accrued warranty expense in fiscal 2005	46,687

Balance at April 2, 2005	$21,504

Income (Loss) per Common Share

Basic income (loss) per common share is computed by dividing net income (loss), by the weighted-average number of common shares outstanding during the period. Diluted income (loss) per common share reflects per share amounts that would have resulted if dilutive stock options had been converted into common stock.

Advertising Expenses

The Company recognizes media expenses in the period demonstration events occur. Catalog costs are accounted for under the accounting principles related to direct response advertising. These principles provide for capitalization of costs and amortization over the period of expected revenue from the direct response advertising.

Direct response advertising is amortized over the expected period of revenue from the direct response advertising. This period varies by type of mailing, up to a period of one year. The unamortized advertising asset was $29,000 and $32,000 at April 2, 2005, and April 3, 2004, respectively.

Total advertising expenses for each fiscal year were approximately $1.3 million, $1.1 million and $1.3 million in fiscal 2005, 2004 and 2003, respectively.

Estimates

In preparing financial statements in accordance with United States of America generally accepted accounting principles, management must make estimates and assumptions. These estimates and assumptions affect the amounts reported for assets, liabilities, revenues and expenses, as well as affecting the disclosures provided. Future results could differ from the current estimates. Areas involving the use of management’s estimates and assumptions include the allowance for doubtful accounts, accrued recourse liability, inventory cost, depreciation of property and equipment, deferred income tax valuation allowances, product warranty accruals and other accrued liabilities.

Business Segments

The Company has only one operating segment within the meaning of Statement of Financial Accounting Standards (“SFAS”) No. 131.

Shopsmith, Inc. 2005 Annual Report

Stock-Based Compensation

The Company has adopted the disclosure only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” and, accordingly, accounts for its stock option plans using the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” The following table illustrates the effect on net income (loss) and earnings (loss) per share if compensation expense was measured using the fair value recognition provisions of SFAS No. 123:

	2005	2004	2003
Net income (loss)- as reported	$(770,819)	$129,600	$100,000
Net income (loss)- pro forma	$(784,363)	$119,600	$80,000
Diluted earnings (loss) per share- as reported	$(0.30)	$0.05	$0.04
Diluted earnings (loss) per share- pro forma	$(0.30)	$0.05	$0.03

     The fair value of options granted in fiscal 2005, 2004 and 2003 was $13,544 ,$10,000 and $20,000, respectively. The fair value of each options grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003
Expected dividend yield	0%	0%	0%
Expected stock volatility	21%	21%	21%
Risk -free interest rate	2.78%	2.78%	2.78%
Expected life of options	10 years	10 years	5 years

New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R requires all companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. SFAS 123R will apply prospectively to awards granted or modified after the beginning of the first interim or annual reporting period of an entity’s first fiscal year that begins after June 15, 2005. Compensation cost will also be prospectively recorded for prior option grants that vest after the date of adoption. The effects on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided and so cannot currently be predicted. There will be no significant effect on financial position as total shareholders’ equity will not change.

3. Debt

On December 31, 2002, the Company entered into a Loan Agreement (the “Revolving Credit Agreement”) with Provident Bank (National City Bank is successor to Provident Bank). Under the loan documents as most recently amended on June 3, 2005, the Company may borrow the lesser of (i) $600,000 or (ii) the sum of 80% of accounts receivable due from Lowe’s Companies. Interest on the Revolving Credit Agreement is charged at one and one-half percent over the bank’s prime rate. The maturity date on the agreement is August 15, 2005. All loans under the Revolving Credit Agreement are at the discretion of the bank. At April 2, 2005, $577,727 was outstanding under the Revolving Credit Agreement.

By Second Amendment dated September 24, 2004, the financial covenants under the Revolving Credit Agreement were amended as follows:

     (a) Debt Service Coverage Ratio. Beginning with the Company’s third fiscal quarter, ending January 1, 2005, the Company must maintain a Debt Service Coverage ratio of 1:10 to 1:00, tested quarterly. Debt Service Coverage is defined as (i) EBITDA minus cash taxes and dividends, divided by (ii) cash interest expense plus quarterly current maturities of long-term debt.

Shopsmith, Inc. 2005 Annual Report

     (b) Consolidated Tangible Net Worth. From July 1, 2004 through March 31, 2005, the Company must maintain consolidated tangible net worth in excess of $1,450,000. From and after April 1, 2005, consolidated tangible net worth must be in excess of $1,800,000.

     (c) Limitation on Capital Expenditures. The Company may not make capital expenditures in excess of $50,000 during any fiscal year without Bank approval.

As of January 1, 2005 and April 2, 2005, the Company was not in compliance with the covenants (a) and (b) above. The Company notified the Bank of such non-compliance and requested a waiver. The Bank has not granted the waiver, but on June 3, 2005, the Company executed amended loan documentation making it an event of default (i) if the Company’s tangible net worth at any time is less than $1,135,000, tested quarterly, or (ii) if the Company’s net income shall at any time be less than negative $235,000, tested quarterly. Failure to obtain appropriate waivers could materially affect the Company’s financial position, liquidity, and operations.

In connection with the Revolving Credit Agreement, Mr. John R. Folkerth, Chairman and Chief Executive Officer of the Company, delivered to Provident Bank a Continuing Unconditional Guaranty pursuant to which Mr. Folkerth guaranteed repayment of $200,000 of the indebtedness then or thereafter owing by the Company to the bank. In consideration of that Guaranty, the Company has agreed to pay to Mr. Folkerth an annual fee of $3,000 (being 1.5% of the guaranteed amount).

On June 29, 2004, the Company refinanced a mortgage note on its building with a balance of $2,356,000 with a mortgage note from Provident Bank in the amount of $2,000,000 with interest at one-quarter percent over the bank’s prime rate. The note requires monthly payments of interest and from $8,000 to $10,000 of the principal. In August 2009, the remaining balance on the note of approximately $1,477,000 will become due. At April 2, 2005, there was $1,926,915 outstanding under the building mortgage agreement. Under the prior agreement $2,372,661 was outstanding at April 3, 2004.

Under the terms of the mortgage note, default by the Company under the Revolving Credit Agreement can trigger default under the mortgage note. In the event of default, Provident Bank may declare the mortgage note immediately due and payable. The outstanding balance of the mortgage note at April 2, 2005 has been classified as a current liability in the accompanying consolidated balance sheet due to the Company’s noncompliance with certain covenants relating to its amended Revolving Credit Agreement. Scheduled maturities of the mortgage note, absent an acceleration by Provident Bank, are as follows as of April 2, 2005:

Fiscal 2006	$100,595
Fiscal 2007	104,955
Fiscal 2008	109,603
Fiscal 2009	114,252
Fiscal 2010	1,497,609

The mortgage loan and the revolving credit loans are collateralized by a mortgage on, or security interest in, substantially all assets of the Company.

The Company is dependent upon the Revolving Credit Agreement to fund operations during periods of negative cash flow. Termination of the Revolving Credit Agreement, without the establishment of an acceptable substitute credit facility, would create significant liquidity issues for the Company.

4. Employee Benefits

Shopsmith maintains a defined contribution employee benefit plan covering substantially all employees. At the discretion of the Board of Directors, the Company matches employee contributions of up to four percent of compensation at rates of 25 or 50 percent, depending on amounts contributed by employees. Included in operations were approximately $0, ($1,600), and $26,000 related to this plan for fiscal years 2005, 2004, and 2003, respectively.

The Company provides certain health care and life insurance benefits to substantially all employees. These benefits are provided by insurance.

In April 2005, Shopsmith implemented an employee salary reduction plan. As part of this plan, fiscal 2006 pre-tax income above $100,000 will be used to return the amount of the reduction to employees.

Shopsmith, Inc. 2005 Annual Report

5. Operating Leases

Rent expense under operating leases was approximately $92,000 in 2005, $61,000 in 2004, and $47,000 in 2003.

     Future minimum lease obligations aggregated $244,226 at April 2, 2005 and are payable as follows:

2006	$75,886
2007	73,384
2008	53,191
2009	40,994
2010	771

$244,226

6. Stock Options and Employee Stock Purchase Plan

The Company has both fixed and performance based options. The exercise price of each option equaled or exceeded the market price of the Company’s stock at the date of grant. The maximum term of the options is ten years.

In August 1993, the Company adopted an employee stock purchase plan, which permits eligible employees and directors of Shopsmith to purchase from time to time up to 250,000 Shopsmith common shares directly from the Company without payment of brokerage fees. The purchase price of the shares purchased under the plan is the market price of the shares (based upon a five-day average closing price at the time of purchase). No shares were purchased under the plan in fiscal 2005, 2004, or 2003.

In July 1995, the shareholders approved the 1995 option plan that provides for the issuance of up to 250,000 shares. 80,000 options at an average option price of $.37 were granted in fiscal 2003.

In July 1997, the shareholders approved the 1997 option plan, which provides for the issuance of up to 250,000 shares pursuant to options granted under the plan. 95,000 options were granted in fiscal 2003 at an average option price of $.34 per share under this plan.

In February 2000, the Company adopted The 2000 Director Stock Option Plan that permits non-employee directors to purchase up to a maximum of 72,000 common shares. Annual options for 6,000 shares (2,000 for each non-employee director) were granted in fiscal 2003, 2004, and 2005 at an average option price of $.35, $.30, and $.27 per share, respectively. The plan provides for annual grants of options for 2,000 shares to each non-employee director immediately following each Annual Meeting of Shareholders.

Options outstanding at the end of fiscal 2005 covered 381,000 shares at a weighted average exercise price of $.45. Of these options, 253,000 were in the range of $.27 to $.43 at a weighted average exercise price of $.37, and 128,000 were in the range of $.52 to $.82 at a weighted average exercise price of $.62.

Shopsmith, Inc. 2005 Annual Report

     Additional information relating to its plans is as follows:

	2005		2004		2003
	Num	Avg Price	Num	Avg Price	Num	Avg Price
	1995 Plan
Granted	—	$—	—	$—	80,000	$0.37
Cancelled	—	—	—	—	(50,002)	0.70
Expired	(22,000)	1.91	—	—	—	—
Available	75,000	—	53,000	—	53,000	—
Exercisable at year end	118,332	0.48	91,998	0.83	43,666	1.25
Outstanding at year end	145,000	0.46	167,000	0.65	167,000	0.65
	1997 Plan
Granted	—	—	—	—	95,000	0.34
Cancelled	—	—	—	—	(26,668)	1.47
Available	50,000	—	50,000	—	50,000	—
Exercisable at year end	168,332	0.46	136,666	0.49	85,000	0.57
Outstanding at year end	200,000	0.45	200,000	0.45	200,000	0.45
	Director Plan
Granted	6,000	0.27	6,000	0.30	6,000	0.35
Available	36,000	—	42,000	—	48,000	—
Exercisable at year end	36,000	0.47	30,000	0.51	24,000	0.56
Outstanding at year end	36,000	0.47	30,000	0.51	24,000	0.56

Except for outstanding options, the plans terminate in ten years.

	Fixed Plan		Performance Based Plan
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price
Outstanding at April 3, 2004	397,000	$0.54	—
Granted	6,000	0.27	—
Expired	(22,000)	1.91	—
Outstanding at April 2, 2005	381,000	0.45	—
Options Exercisable at April 2, 2005	322,664	0.47	—

In accordance with the provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock Based Compensation” (“SFAS” No. 148), the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. The Company has variable and non-variable stock option plans. The Company accounts for non-variable stock options based on their intrinsic value at the date of the grant. Because options are generally granted at market value, there is no intrinsic value and resultant compensation expense. The Company accounts for variable stock options based on the intrinsic value on the measurement date. No compensation cost from the variable stock option plans was recognized in fiscal 2003, 2004 or 2005. No options under the variable stock option plans were outstanding at the end of fiscal 2004 or 2005.

Shopsmith, Inc. 2005 Annual Report

7. Income Taxes

The income tax provision reflected in the consolidated statements of operations is comprised of the following:

	2005	2004	2003
Current	$—	$4,881	$—
Deferred	(196,000)	119,000	—

Provision for income taxes before effect of adjustment of valuation allowance	(196,000)	123,881	—

Effect of adjustment of valuation allowance	196,000	(119,000)	—

Income tax expense	$—	$4,881	$—

The change in the valuation allowance represents the effect of the Company’s evaluation of the realizability of future benefits of deferred tax assets.

The components of deferred tax assets and liabilities included in the consolidated balance sheets are as follows:

	2005	2004	2003
Expenses not currently deductible	$205,000	$238,000	$237,000
Inventory valuation	9,000	9,000	9,000
Allowance for doubtful accounts	297,000	228,000	381,000
Less valuation allowance	(511,000)	(475,000)	(627,000)

Current	—	—	—

Tax loss carryforwards	813,000	630,000	597,000
Tax credit carryforwards	28,000	51,000	55,000
Alternative minimum tax credits	94,000	94,000	90,000
Less valuation allowance	(935,000)	(775,000)	(742,000)

Non- current	—	—	—

Total	$—	$—	$—

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recorded for financial reporting purposes and such amounts as measured by tax laws and regulations.

Shopsmith, Inc. 2005 Annual Report

The Company’s effective tax rate differs from the U. S. statutory rate as follows:

	2005	2004	2003
Federal statutory rate	(34.0%)	34.0%	34.0%

Non deductible expenses principally meals and entertainment	3.4	18.6	26.0
Change in valuation allowance	25.4	(88.5)	(60.0)
Other, net	5.2	39.5	0.0

	0.0%	0.0%	0.0%

Net operating losses and tax credits expire as follows:

	Net Operating	Tax
	Losses	Credits
2006	$—	$18,000
2007	—	10,000
2010	193,000	—
2019	849,000	—
2020	159,000	—
2021	420,000	—
2023	179,000	—
2024	590,000	—

	$2,390,000	$28,000

8. Stock Repurchase

In October 1997, the Company’s Board of Directors approved a plan under which the Company may repurchase up to 200,000 common shares in market and other transactions from time to time. Such transactions will be at the discretion of the Company and the plan will continue indefinitely. The Company has repurchased 88,000 shares through April 2, 2005 under this plan. No repurchases were made in fiscal 2003, 2004, or 2005.

Shopsmith, Inc. 2005 Annual Report

9. Earnings (Loss) Per Share

Basic earnings (loss) per share are computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect reduced per share amounts that would have resulted if dilutive stock options had been converted into common stock. The following reconciles amounts reported in the financial statements:

	2005	2004	2003
Net income (loss)	$(770,819)	$129,600	$100,000

Weighted average shares	2,605,233	2,605,233	2,605,233
Additional dilutive shares	—	7,222	—

Total dilutive shares	2,605,233	2,612,455	2,605,233

Basic earnings (loss) per share	$(0.30)	$0.05	$0.04

Diluted earnings (loss) per share	$(0.30)	$0.05	$0.04

There were no additional dilutive shares included in the computation for fiscal 2005 and 2003 because the effect of outstanding stock options were anti-dilutive.

10. Contingencies

The Company is involved in various legal proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. Many of these matters are covered in whole or in part by insurance.

In May 2000, the Company received a demand for indemnification with respect to the costs of environmental cleanup of a manufacturing facility occupied by a subsidiary of the Company in the early 1980s. The claimant has undertaken remediation of the property at the direction of the Missouri Department of Natural Resources. The claimant alleges (i) that investigation and remediation will cost approximately $2,700,000, (ii) that the Company is required under the terms of a 1980 agreement to indemnify for all costs, and (iii) that the Company may also be liable under CERCLA for a portion of the clean-up costs. Under the terms of the 1980 agreement, whether the Company is required to indemnify turns on whether the subsidiary initiated or continued, following its occupancy of the premises, practices that resulted in contamination of the premises. The Company does not believe the subsidiary initiated or continued such practices.

Based on available information, the Company believes its share of the estimated costs associated with the ultimate resolution of these matters will not be material to the results of operations or the financial position of the Company.

11. Gain from Sale of Stock Ticker Symbol

During the fourth quarter of fiscal 2004, the Company recorded a gain from the sale of its “SHOP” stock ticker symbol in the amount of $40,000. Starting on March 17, 2004, the Company’s stock began trading under the ticker symbol “SHPS”.

12. Significant Customer

A major retailer represented 41%, 39%, and 36% of sales for the fiscal years ended April 2, 2005, April 3, 2004, and April 5, 2003, respectively. This retailer also represented 31% and 41% of trade accounts receivable at April 2, 2005 and April 3, 2004, respectively.

13. Quarterly Financial Data (Unaudited)

Shopsmith, Inc. 2005 Annual Report

Shown below is the unaudited quarterly financial data for the fiscal years ended April 2, 2005 and April 3, 2004.

				Earnings
	Net	Gross	Net	(loss) per
	Sales	Profit	Income (Loss)	Share
2005
First Quarter	$2,787,436	$1,391,996	$(456,515)	$(0.18)
Second Quarter	3,025,730	1,633,060	(14,862)	(0.01)
Third Quarter	3,680,844	1,836,265	(26,943)	(0.01)
Fourth Quarter	3,865,192	1,794,496	(272,499)	(0.10)

2004
First Quarter	$3,112,504	$1,530,595	$(124,077)	$(0.05)
Second Quarter	3,174,334	1,661,249	118,507	0.05
Third Quarter	3,645,732	1,850,574	23,951	0.01
Fourth Quarter	3,860,215	1,961,680	111,219	0.04

The sum of quarterly earnings per share for the four quarters may not equal annual earnings per share due to rounding and changes in dilutive potential common shares.

14. Uncertainties

The accompanying consolidated financial statements have been prepared on the going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. At April 2, 2005, the Company had a deficiency of working capital of $2,232,345, a net loss of $770,819 for the year ended April 2, 2005, and was not in compliance with various debt covenants (see Note 3). The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern. The future of the Company as an operating entity will depend on management’s plans and ability to (a) maintain existing financing arrangements, (b) obtain financing to meet its cash requirements and (c) operate profitably in the future.

To improve profitability, the Company needs to reduce costs and increase per event sales. One effort to reduce costs in fiscal 2006 will be a reduction in the number of Mark V sales demonstration events. Demonstration sales will be focused on the most promising locations for the events. The Company is also continuing its prospect generation advertising efforts to increase the number of prospects invited to each sales event.

To improve liquidity, the Company completed a sale of substantially all of its consumer receivables to Citizens Finance Company in April 2005. During fiscal 2006, the Company also plans efforts to increase liquidity through better inventory management.

15. Subsequent Events

On April 26, 2005, the Company entered into a factoring arrangement with Citizens Finance Company, whereby the Company sold its consumer revolving credit receivables for $1,139,000. The Company plans to finance ongoing customer purchases through Citizens Finance Company.

Shopsmith, Inc. 2005 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Shopsmith manufactures and sells woodworking products. Our core product, the Mark V, is sold directly to consumers through demonstration sales events and indirectly to consumers through distributors (primarily Lowe’s where Shopsmith also conducts sales demonstrations) along with smaller amounts through other efforts. Mark V sales demonstrations are performed in shopping malls, at home shows, and at state fairs. Other woodworking products and accessories are sold through mail and internet channels. Shopsmith recognizes revenue for these orders at the time of product shipment.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The financial condition and results of operations for Shopsmith presented in the Consolidated Financial Statements, accompanying notes, selected financial data appearing elsewhere within this report, and management’s discussion and analysis are dependent upon the Company’s accounting policies. The selection and application of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change. The Company’s significant accounting policies are discussed in Note 2 of the notes to the Consolidated Financial Statements. In management’s opinion, the Company’s critical accounting policies include the allowance for doubtful accounts, accrued recourse liability, and deferred tax valuation allowance.

Allowance For Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Customer accounts are stratified by type of account, original credit rating, and recent payment history. Estimated loss rates are then applied to these groups. Deterioration of our customers’ ability to make payments could require additions to the allowance.

Accounts repurchased under the recourse provision, discussed below, are carried in trade accounts receivable, net of an allowance for doubtful accounts, while the Company attempts to collect them.

Accrued Recourse Liability

Certain retail installment contracts sold to financial institutions through the fiscal year ended March 31, 2001 included a recourse provision. Under this recourse provision, Shopsmith is obligated to purchase the installment contract if the customer defaults on their obligation to the financial institution. The Company’s liability for future recourse obligations has been estimated using factors based on the value and rate of change of the value of the outstanding accounts, the rate and changes in the rate of repurchases required under the recourse provision, as well as estimates of amounts collectible after the accounts are repurchased. If these factors would deteriorate, additional accruals would be necessary and would affect future operating results. The Company will be required to adopt Statement of Position 03-03 in October 2005. At that time, purchases of loans under a recourse provision will be recorded at fair value at repurchase date, instead of gross less an allowance for doubtful accounts.

Deferred Tax Valuation Allowance

The Company has recorded a valuation allowance based on its evaluation of the realizability of the future benefits of deferred tax assets.

Shopsmith, Inc. 2005 Annual Report

RESULTS OF OPERATIONS

Fiscal 2005

For the fiscal year ended April 2, 2005, Shopsmith incurred a net loss of $771,000 or $.30 per share, compared to net income of $130,000 or $.05 per share in fiscal 2004.

Sales declined by 3% in fiscal 2005 to $13,359,000 from $13,793,000 in the prior year. This decline occurred as the decline in sales per event more than offset the Company’s expansion of the number of demonstration sales events by 24%. Gross margin as a percentage of sales fell to 50% in fiscal 2005 from 51% in fiscal 2004.

The increased number of demonstration sales events caused selling costs to increase by $775,000 to $5,903,000 in fiscal 2005. Total operating expenses increased to $7,455,000 during fiscal 2005 from $6,870,000 the previous year.

Interest expense declined to $169,000 in fiscal 2005 from $239,000 in fiscal 2004, primarily due to more favorable terms in the financing for the building.

Fiscal 2004

For the fiscal year ended April 3, 2004, Shopsmith earned net income of $130,000 or $.05 per share, compared to net income of $100,000 or $.04 per share in fiscal 2003.

During fiscal 2004, the Company continued the trend from fiscal 2003 of focusing on controlling costs and reducing operating expenses during this period of continuing decline in sales.

Sales declined by 10% in fiscal 2004 to $13,793,000 from $15,336,000 in the prior year. The decline occurred both in demonstration sales of our core product, the Mark V, which declined 7.9% from fiscal 2003, and in our accessory catalog and internet efforts, which declined 14.2% from fiscal 2003. The Company continued their efforts to reverse this trend. Gross margin as a percentage of sales remained at 51%, the same as in fiscal 2003.

Improvements in reducing expenses of each sales demonstration event continued, with a $489,000 decrease in selling expenses, during fiscal 2004. Total operating expenses declined to $6,870,000 during fiscal 2004 from $7,515,000 the previous year.

Interest expense declined to $239,000 in fiscal 2004 from $328,000 in fiscal 2003, due to more favorable terms of the line of credit agreement with Provident Bank. Other income for fiscal 2004 included a $40,000 gain from the sale of the Company’s SHOP stock ticker symbol. The new symbol is SHPS.

Fiscal 2003

For the fiscal year ended April 5, 2003, Shopsmith earned net income of $100,000 or $.04 per share, compared to a net loss of $1,790,000 or $.69 per share in fiscal 2002.

In May 2002, Shopsmith implemented an employee salary reduction plan. Reductions under this plan continued through December 2002. As part of this plan, fiscal 2003 pre-tax income above $100,000 was used to return the amount of the reduction to the employees and if income had permitted, to pay an additional incentive equal to the amount of the reduction. Fiscal 2003 income levels permitted approximately 76% of the reduction to be returned. Fiscal 2004 results included an accrual for the return of the remaining amount of the reduction.

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

Shopsmith, Inc. 2005 Annual Report

Interest income increased in fiscal 2003 due to the increase in the amounts outstanding for consumer receivables. The increase in interest expense was due to funds needed to support both the consumer and Lowe’s receivables.

LIQUIDITY AND CAPITAL

Cash used in operations for the year ended April 2, 2005 totaled $49,000 compared to cash provided from operations of $347,000 in fiscal 2004. An increase in consumer accounts receivable, along with the year’s net loss were the main uses of cash in fiscal 2005. Cash was provided to meet this from an increase in accounts payable by extending vendor payments beyond the Company’s customary practice.

To improve liquidity, the Company sold substantially all of its consumer revolving credit receivables to Citizens Finance Company in April 2005 for $1,139,000.

The Company plans to finance ongoing customer purchases through Citizens Finance Company.

     As described in Note 3 to the Company’s Consolidated Financial Statements, the Company has two borrowing arrangements with National City Bank as the successor to Provident Bank (the “Bank”). One is a revolving credit facility (the “Revolving Credit Facility”) and the other is a mortgage loan (the “Mortgage Loan”). Under the Revolving Credit Facility documentation as most recently amended on June 3, 2005, the Company may borrow the lesser of (i) $600,000 or (ii) the sum of 80% of accounts receivable due from Lowe’s Companies. Interest on the Revolving Credit Facility is charged at one and one-half percent over the Bank’s prime rate. The maturity date under this Facility is August 15, 2005. All loans under this Facility are at the discretion of the Bank. At April 2, 2005, $577,727 was outstanding under the Facility.

     By Second Amendment dated September 24, 2004, the financial covenants under the Revolving Credit Facility were amended as follows:

(a) Debt Service Coverage Ratio. Beginning with the Company’s third fiscal quarter, ending January 1, 2005, the Company must maintain a Debt Service Coverage ratio of 1:10 to 1:00, tested quarterly. Debt Service Coverage is defined as (i) EBITDA minus cash taxes and dividends, divided by (ii) cash interest expense plus quarterly current maturities of long-term debt.

(b) Consolidated Tangible Net Worth. From July 1, 2004 through March 31, 2005, the Company must maintain consolidated tangible net worth in excess of $1,450,000. From and after April 1, 2005, consolidated tangible net worth must be in excess of $1,800,000.

(c) Limitation on Capital Expenditures. The Company may not make capital expenditures in excess of $50,000 during any fiscal year without Bank approval.

     As of January 1, 2005 and April 2, 2005, the Company was not in compliance with the covenants (a) and (b) above. The Company notified the Bank of such non-compliance and requested a waiver. The Bank has not granted the waiver, but on June 3 2005, the Company executed amended loan documentation making it an event of default (i) if the Company’s tangible net worth at any time is less than $1,135,000, tested quarterly, or (ii) if the Company’s net income shall at any time be less than negative $235,000, tested quarterly. It is questionable whether the Company will be in compliance with the new covenants as of July 2, 2005 (the last day of the Company’s first fiscal quarter). It is also uncertain whether the new covenants replace, or are in addition to, the pre-existing covenants under which the Company requested, but did not receive, a waiver.

     The Company is dependent upon the Revolving Credit Facility to maintain liquidity. As stated above, the Facility matures August 15, 2005. Termination of the Revolving Credit Facility, without the establishment of a substitute credit facility, would create significant liquidity issues for the Company.

     In connection with the Revolving Credit Agreement, Mr. John R. Folkerth, Chairman and Chief Executive Officer of the Company, delivered to Provident Bank a Continuing Unconditional Guaranty pursuant to which Mr. Folkerth guaranteed repayment of $200,000 of the indebtedness then or thereafter owing by the Company to the bank. In consideration of that Guaranty, the Company has agreed to pay to Mr. Folkerth an annual fee of $3,000 (being 1.5% of the guaranteed amount).

     As indicated in Note 3 to the Consolidated Financial Statements, at April 2, 2005 there was $1,926,915 outstanding under the Mortgage Loan. Also as stated in Note 3, default by the Company under the Revolving Credit Facility triggers default under the Mortgage Loan. In the event of default, the Bank may

Shopsmith, Inc. 2005 Annual Report

declare the Mortgage Loan immediately due and payable. Any such declaration by the Bank would place the Company in jeopardy.

     Reference is made to Note 14 of the Consolidated Financial Statements for information concerning the Company’s working capital deficiency as of April 2, 2005. As stated in Note 14, the future of the Company as an operating entity will depend on management’s plans and ability to (a) maintain existing financing arrangements; (b) obtain financing to meet the Company’s cash requirements; and (c) operate profitably in the future.

The current ratio was 0.60 to 1 at April 2, 2005 compared to 1.47 to 1 a year ago. The debt to equity ratio increased to 4.12 to 1 from 2.15 to 1 at the beginning of the fiscal year.

CAPITAL EXPENDITURES

No significant capital items were purchased in fiscal 2005, 2004 or 2003.

OFF-BALANCE SHEET ARRANGEMENTS

As discussed in the “Accrued Recourse Liability” section of Note 2 to the Consolidated Financial Statements, certain retail installment contracts sold to a financial institution through fiscal 2001 contained a recourse provision. The recourse provision allowed contracts to be sold to the financial institution that would not otherwise have been accepted by the institution. Approximately $400,000 of installment contracts with a recourse provision were outstanding at April 2, 2005. The Company had an accrued recourse liability for estimated losses under the recourse provision of $266,768 at April 2, 2005.

Shopsmith, Inc. 2005 Annual Report

CONTRACTUAL OBLIGATIONS

	Scheduled payments due by period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
Revolving Line of Credit	$577,727	$577,727	$—	$—	$—
Long-Term Debt	1,926,915	100,596	214,458	1,611,861	—
Operating Leases	244,226	75,886	126,575	41,765	—

Total	$2,748,868	$754,209	$341,033	$1,653,626	$—

As noted in management’s discussion of liquidity and financial position, the mortgage debt, shown here as long-term debt, has been classified as a current obligation on the consolidated balance sheet at April 2, 2005.

FORWARD LOOKING STATEMENTS

     The foregoing discussion and the Company’s consolidated financial statements contain certain forward-looking statements that involve risks and uncertainties, including but not limited to the following: (a) the adequacy of operating cash flows over the next several years together with currently available working capital to finance the operating needs of the Company; (b) the Company’s compliance with covenants required by the National City line of credit agreement; (c) the Company’s ability to extend or replace the National City line of credit agreement, (d) cancellation by Lowe’s of the in-store sales program; and (e) the resolution without material liability or expense of certain claims pending against the Company as described in Note 10 to Consolidated Financial Statements.

Shopsmith, Inc. 2005 Annual Report

SHOPSMITH INC. AND SUBSIDIARIES
Selected Financial Data

Five-Year Review of Performance

(Dollars in thousands except per share information)

	2005	2004	2003	2002	2001
Summary of operations:
Net sales	$13,359	$13,793	$15,336	$16,275	$17,505
Interest income	193	192	133	71	50
Interest(expense)	(169)	(239)	(328)	(285)	(216)
Income (loss) before income taxes	(771)	134	100	(510)	(116)
Income tax expense	—	5	—	1,280	—
Net income (loss)	(771)	130	100	(1,790)	(116)

Financial Position:
Working capital (deficiency)	$(2,232)	$1,098	$1,131	$1,328	$2,296
Property-net	2,517	2,593	2,658	2,830	3,007
Total assets	6,941	6,705	7,049	7,440	8,577
Long-term debt	—	2,267	2,374	2,479	2,568
Shareholders’ equity	1,354	2,125	1,996	1,896	3,686
Per share information:
Income (loss) per share-basic	(0.30)	0.05	0.04	(0.69)	(0.04)
Income (loss) per share-diluted	(0.30)	0.05	0.04	(0.69)	(0.04)
Shareholders’ equity per share	0.52	0.82	0.77	0.73	1.41

Performance indicators:
Return on sales (%)	(5.8)	0.9	0.7	(11.0)	(0.7)
Return on average shareholders’ equity(%)	(44.3)	6.3	5.1	(64.1)	(3.1)
Return on average total assets (%)	(11.3)	1.9	1.4	(22.4)	(1.3)
Current ratio	0.60	1.47	1.42	1.43	2.00
Ratio of total debt to equity	4.12	2.15	2.53	2.92	1.32

Other information:
Number of employees at year end:
Full time	86	90	101	112	107
Part time	5	14	16	18	14

	91	104	117	130	121

Average shares outstanding (000’s)	2,605	2,605	2,605	2,605	2,605

Shopsmith, Inc. 2005 Annual Report

SHOPSMITH, INC. AND SUBSIDIARIES
Shareholders’ Information

Stock Quotations (Bid Prices)

Quarter ended	High	Low
July 5, 2003	$0.34	$0.20
October 4, 2003	0.35	0.24
January 3, 2004	0.51	0.25
April 3, 2004	0.52	0.26

July 3, 2004	0.28	0.26
October 2, 2004	0.28	0.22
January 1, 2005	0.30	0.20
April 2, 2005	0.34	0.25

The common shares of the Company are traded in the over-the-counter market. The above stock quotations were obtained from daily broker quotation (“Pink”) sheets and reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The Transfer Agent’s records showed approximately 1,200 shareholders of record of the Company’s common shares on May 1, 2005.

Per Share Information:

	Diluted		Shareholders’
	Income (Loss)	Dividends	Equity
2005	$(0.30)	$—	$0.52
2004	0.05	—	0.82
2003	0.04	—	0.77
2002	(0.69)	—	0.73
2001	(0.04)	—	1.41

Shopsmith Market Makers

E*Trade Capital Markets LLC
Wm. V. Frankel & Co.
Hill Thompson Magid & Co. Inc.
Hudson Securities, Inc
Knight Equity Markets, L.P.
Pershing Trading Company
Robotti & Company LLC
Sterne Agee Capital Markets Inc.
UBS Capital Markets L.P.
vFinance Investments

Corporate contact

Shareholders desiring a copy of the Shopsmith Inc. Annual Report on Form 10-K (which will be furnished without cost) or other information on the Company should direct a request to:

Mark A. May, Vice President of Finance
Shopsmith, Inc.
6530 Poe Avenue
Dayton, Ohio 45414
937-898-6070 Extension 713

Shopsmith, Inc. 2005 Annual Report

Shopsmith, Inc. 2005 Annual Report

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